Form 20-F
period 2003-07-15
SOPHEON PLC
filed 2003-11-25
CIK 1109418

UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                           FORM 20-F
            (Mark one)

[  ]
      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
           (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                               OR

[X]
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 2002
                               OR

[  ]
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934


          For the transition period from                           to
          Commission file number  333-44404
                          SOPHEON PLC
     (Exact name of Registrant as specified in its charter)

                       ENGLAND AND WALES
        (Jurisdiction of incorporation or organization)

        STIRLING HOUSE, SURREY RESEARCH PARK, GUILDFORD
                 SURREY GU2 7RF, UNITED KINGDOM
            (Address of principal executive offices)

          Securities registered or to be registered pursuant to
Section 12(b) of the Act.

                         Title of each
                             Class

                     Name of each exchange
                      On which registered



                              N/A

                              N/A



Securities registered or to be registered pursuant to 12(g) of the Act.
                              N/A
                        (Title of Class)
          Securities for which there is a reporting obligation pursuant to 15(d) of the Act.

Ordinary Shares of 5p each
                        (Title of Class)
          Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                        82,933,309  Ordinary shares

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the
          Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
               Yes     X            No   ____
          Indicate by check mark which financial statement item the registrant has elected to follow.
               Item 17    X             Item 18   ____

     PART I                                                 . . . .
.. . . 1
            ITEM 1.                                         IDENTITY
OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISORS . . . . . . . 1
            ITEM 2.                                         OFFER
STATISTICS AND EXPECTED TIMETABLE. . . . . . . .1
            ITEM 3.                                         KEY
INFORMATION. . . . . . . 1
               A.                                           SELECTED
FINANCIAL DATA . . . . . . . .1
               B.
CAPITALIZATION AND INDEBTEDNESS . . . . . . 3
               C.                                           REASONS
FOR THE OFFER AND USE OF PROCEEDS . . . . . . 3
               D.                                           RISK
FACTORS. . . . . . 3
            ITEM 4.
INFORMATION ON THE COMPANY . . . . . . 6
               A.                                           HISTORY
AND DEVELOPMENT OF THE COMPANY. . . . . .6
               B.                                           BUSINESS
OVERVIEW . . . . . .8
               C.
ORGANIZATIONAL STRUCTURE. . . . . . . 10
               D.
PROPERTY, PLANTS, AND EQUIPMENT   . . . . .11
            ITEM 5.
OPERATING AND FINANCIAL REVIEW AND PROSPECTS . . . . . . .12
               A.
OPERATING RESULTS   . . . . . . 12
               B.
LIQUIDITY AND CAPITAL RESOURCES . . . . . .16
               C.                                           RESEARCH
AND DEVELOPMENT, PATENTS, AND LICENSES, ETC. . . . . .19
               D.                                           TREND
INFORMATION . . . . . 19
             ITEM 6.
DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES. . . . . 20
               A.
DIRECTORS AND SENIOR MANAGEMENT   . . . . . . .20
               B.
COMPENSATION. . . . . .21
               C.                                           BOARD
PRACTICES . . . . . . 23
               D.
EMPLOYEES . . . . . . .23
               E.                                           SHARE
OWNERSHIP . . . . . . 24
            ITEM 7.                                         MAJOR
SHAREHOLDERS AND RELATED PARTY TRANSACTIONS. . . . . . . 27
               A.                                           MAJOR
SHAREHOLDERS. . . . . 27
               B.                                           RELATED
PARTY TRANSACTIONS  . . . . . 27
               C.
INTERESTS OF EXPERTS AND COUNSEL. . . . . .27
            ITEM 8.
FINANCIAL INFORMATION. . . . . . 27
               A.
CONSOLIDATED STATEMENTS AND OTHER FINANCIAL
               INFORMATION. . . . . . . . . . . . . . . . . . . . . 27
               B.
SIGNIFICANT CHANGES . . . . . . .28



     ITEM 9.        THE OFFER AND LISTING . . . . . . . . . . . . . 28
               A.                                           OFFER
AND LISTING DETAILS . . . . . . 28
               B.                                           PLAN OF
DISTRIBUTION. . . . . . .29
               C.                                           MARKETS
.. . . . . 29
               D.                                           SELLING
SHAREHOLDERS. . . . . . .29
               E.
DILUTION. . . . . 29
               F.                                           EXPENSES
OF THE ISSUE . . . . . .29
            ITEM 10.
ADDITIONAL INFORMATION . . . . . 29
               A.                                           SHARE
CAPITAL . . . . .29
               B.
MEMORANDUM AND ARTICLES OF ASSOCIATION. . . . . 29
               C.                                           MATERIAL
CONTRACTS. . . . . 30
               D.                                           EXCHANGE
CONTROLS . . . . . 30
               E.
TAXATION. . . . . 30
               F.
DIVIDENDS AND PAYING AGENTS . . . . . 34
               G.
STATEMENT BY EXPERTS. . . . . . .34
               H.
DOCUMENTS ON DISPLAY. . . . . . .34
               I.
SUBSIDIARY INFORMATION. . . . . .34
            ITEM 11.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK . . . . .35
            ITEM 12.
DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES . . . . . . .35
     PART II                                                . . . .
.. . .36
            ITEM 13.
DEFAULTS, DIVIDEND ARREARAGES, AND DELINQUENCIES . . . . .36
            ITEM 14.                                        MATERIAL
MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
            AND USE OF PROCEEDS. . . . . . . . . . . . . . . . . . .36
            ITEM 15     CONTROLS AND PROCEDURES            ..
 ....36


            ITEM 16A     AUDIT COMMITTEE FINANCIAL EXPERT
...     36

            ITEM 16B     CODE OF ETHICS                     .  ..   36

            ITEM 16C     PRINCIPAL ACCOUNTANT FEES AND SERVICES
      ..36

            ITEM 16D     EXEMPTION FROM THE LISTING STANDARDS FOR
AUDIT COMMITTEES 36

     PART III . . . . . . . . . . . . . . . . . . . . . . . . . . . 37
            ITEM 17.
FINANCIAL STATEMENTS . . . . . . 37
            ITEM 18.
FINANCIAL STATEMENTS . . . . . . 37
            ITEM 19.                                        EXHIBITS
.. . . . .38

References in this document to "United States dollars", "$" or "cents" are to the currency of the United States and references to "pounds sterling", "pounds", "Pound", "pence" or "p" are to the currency of the United Kingdom. There are
100 pence to each pound.   References to euro and " " are to the
currency of the European Monetary Union. Solely for your convenience, this document contains translations of certain pounds sterling amounts into United States dollars at specified rates. You should not take these translations as assurances that the pounds sterling amounts currently represent United States dollar amounts or could be converted into United States dollars at the rate indicated or at any other rate, at any time.
"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:
Matters discussed in this document may constitute forward-looking statements. The Private Securities Litigation
Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their businesses.
 Forward-looking statements include
statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions and other statements, which are other than statements of historical facts and information set forth in "Material
Information-Risk Factors".
Sopheon plc desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements that reflect our current views with respect to future events and financial performance. The words "believe", "expect",
"anticipate"," "intend"," "estimate"," "forecast"," "project" and similar expressions identify forward-looking statements.
The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
Except to the extent required by law, neither Sopheon plc, nor any of its respective agents, employees or advisors intends or has any duty or obligation to supplement, amend, update or revise any of the forward-looking statements contained in this document.

                             PART I
ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISORS
Not applicable.
ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.     KEY INFORMATION
A.   SELECTED FINANCIAL DATA.
The following table sets forth selected historical financial data of Sopheon for each of the last five fiscal years ended
December 31, 2002. The selected historical data have in part been derived from and should be read in conjunction with Sopheon's audited consolidated financial statements, including the notes thereto, beginning at page F-1 of this document.
Consolidated Profit and Loss account data
Amounts in accordance with UK GAAP

Year ended December 31                           1998
1999            2000           2001           2002
                                        Pound'000
Pound'000         Pound'000          Pound'000          Pound'000
Turnover   continuing operations                          891
 1,510          7,763              13,963              12,353
Cost of sales                           (608)           (983)
(5,402)            (10,186)             (9,002)


Gross profit                              283             527
 2,361          3,777          3,351
Sales and marketing expenses                            (502)
 (760)             (3,450)             (7,281)             (5,437)
Administrative expenses                         (884)
(1,460)              (6,080)             (9,802)             (8,058)
Amortization of goodwill                            -
(323)              (5,561)            (12,288)             (5,922)
Impairment charge re goodwill                               -
     -              -             (9,143)              -


Operating loss   continuing operations        (1,103)
(2,016)             (12,730)            (34,737)            (16,066)
Share of operating loss
  of associated undertaking                                 -
     -           (76)           (63)           (46)
Other income / (expense) net                             (39)
  (56)            861            169           (67)


Loss for the year before tax                          (1,142)
(2,072)            (11,945)            (34,631)            (16,179)

Tax on ordinary activities                          -
-               -              -            126


Loss for the year after tax                           (1,142)
(2,072)            (11,945)            (34,631)            (16,053)



Loss per share (basic and diluted)       (6.1)p         (10.1)p
     (33.4)p           (76.2)p
            (19.4)p

Weighted average number of shares
  outstanding and issued ('000)              18,731         20,566
 35,732           45,471
            82,669
Amounts in accordance with US GAAP
Year ended December 31
1999            2000           2001                2002
                                                        Pound'000
     Pound'000          Pound'000               Pound'000
Turnover                                                1,510
 7,763              13,963              12,353
Cost of sales                                           (983)
(5,402)              (10,186)           (9,002)


Gross profit                                              527
 2,361          3,777          3,351
Sales and marketing expense
 (886)             (4,039)             (7,281)             (5,437)
Administrative expenses
(1,460)              (6,132)             (9,724)             (7,927)
Amortization of goodwill
  and other intangible assets
 (349)             (7,970)            (18,461)             (1,582)
Impairment charge re goodwill
  and other intangible assets
     -              -            (19,806)             (7,964)


Operating loss                                        (2,168)
(15,780)            (51,495)            (19,559)
Share of operating loss of associated undertaking
     -           (76)           (63)           (46)
Other income / (expense) net
 (707)            481             86          (140)


Loss before tax                               (2,875)
(15,375)             (51,472)            (19,745)
Tax                                                 -
-               -            126


Loss before extraordinary gain                        (2,875)
(15,375)            (50,977)            (19,619)
Extraordinary gain                                  -
-             495              -




Loss for the year                             (2,875)
(15,375)             (50,977)            (19,619)



Loss per share (before extraordinary gain)              (14.0)p
   (43.0)p           (113.2)p
             (23.8)p
Extraordinary gain per share                             -       -
            1.0 p                  -



Net loss per share                                     (14.0)p
  (43.0)p           (112.2)p
             (23.8)p



No dividends have been declared or paid in respect of any of the above financial years.
Consolidated Balance Sheet data
At December 31                           1998            1999
  2000           2001           2002
                                        Pound'000
Pound'000         Pound'000          Pound'000          Pound'000
Amounts in accordance with UK GAAP
Working capital                       (1,231)           5,543
 4,726          8,352          (317)
Total assets                            1,171          17,104
46,127              29,988              11,840
Creditors: amounts falling due
  after more than one year                        (3)
(55)            (22)             (2,578)             (2,569)
Shareholders' funds                             (864)
13,479          38,296              18,365          2,426
Share capital                           6,001          22,461
56,706              68,337              68,376

Amounts in accordance with US GAAP
Working capital                       (1,231)           5,543
 4,726          8,352          (317)
Total assets                            1,171          17,944
61,649              33,281              10,779
Long-term obligations less current portion        (3)
(55)            (22)             (2,505)             (2,569)
Shareholders' equity/(deficit)                          (864)
14,319              53,818              21,731          1,365

Exchange Rates
The tables below set forth, for the periods and dates indicated, the exchange rate for the United States dollar against the United Kingdom pound sterling, based on the noon buying rate in The City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York. The period average is based on the average of the noon buying rates on the last day of each month during the period. Such rates are not used by Sopheon in the preparation of its consolidated financial statements.

For the Months of             High      Low
January 2003 . . . . .   $1.65          $1.60
February 2003. . . . .   $1.65          $1.57
March 2003 . . . . . .   $1.61          $1.56
April 2003 . . . . . .   $1.60          $1.55
May 2003 . . . . . . .   $1.65          $1.59
June 2003  . . . . . .   $1.68          $1.63
                          Period
For the Year ended December 31          Average
1997 . . . . . . . . .   $1.64
1998 . . . . . . . . .   $1.66
1999 . . . . . . . . .   $1.61
2000 . . . . . . . . .   $1.52
2001 . . . . . . . . .   $1.45
2002                   $1.50

B.   CAPITALIZATION AND INDEBTEDNESS
Not applicable.

C.   REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.

D.   RISK FACTORS
Sopheon has a history of losses and its prospects of achieving profitability are dependent on products which have yet to demonstrate full market acceptance. Sopheon has in past years experienced substantial net losses due, in part, to its investment in product development, marketing and integration of its businesses. In the year ended
December 31, 2002 it generated consolidated sales of Pound12.4 million but incurred an operating loss of Pound16.1 million.
Sopheon expects to continue to invest in product development and marketing, which in the absence of revenue growth could result in continued operating losses for the foreseeable future. Much of the historical growth in Sopheon's revenues has been derived from acquisitions. Sopheon's ability to achieve profitability depends on a number of factors, including the meeting of sales targets for its Accolade software, which are at a level higher than that achieved to date. The report of Sopheon's independent auditors for the periods ended December 31, 2001 and 2002 refers to the disclosures made in the financial statements as to Sopheon's recurring losses from operations and lack of funds, which raise substantial doubt about its ability to continue as a going concern. Details of the steps taken by Sopheon to provide the Group with adequate funding to support its activities are set out in Note 1 to the financial statements.


The deterioration in investor sentiment towards technology companies may affect Sopheon's ability to obtain funding from external investors. The past three years have seen a significant deterioration in investor sentiment towards technology companies. Sopheon has in the past experienced large operating losses and accordingly large cash outflows. Profitability in the short term is dependent on a number of factors as set out below. Should Sopheon not succeed in achieving profitability, there is no certainty that market conditions will permit it to obtain sufficient further funding from external sources so as to continue to operate in its current form.

The generally weak economic conditions have significantly reduced prospective client budgets for spending on the Company's products. If economic conditions do not improve, Sopheon's business, results of operations and financial condition could be materially affected. The impact of weak economic conditions on some of Sopheon's customers may adversely affect demand for Sopheon's products and services which could harm Sopheon's business, results of operations and financial condition. More specifically, customers' budgets for Information Technology investment have been severely curtailed, thus sales cycles are lengthened and, in many cases, never brought to fruition. Such a continuing climate, if sustained, could have a significant adverse impact on our on-going operations.


The expected benefits from Sopheon's proposed restructuring may not be realised. At December 31, 2002,
Sopheon had gross cash resources of Pound3.4 million before overdrafts and lines of credit drawn totaling Pound0.9 million. Coming into 2003 the board took the view that a stronger cash position was required for a responsible continuation of our development strategy for the business. After consulting with Sopheon's financial advisers and key institutional investors, Sopheon came to the conclusion that a restructuring of the business was the most pragmatic approach to improve the balance sheet that could be taken in the current financial market environment.

As part of the restructuring, on June 26, 2003 Sopheon announced the signing of a definitive agreement for the divestment of its US-based Information Management ("IM") division, and on June 30, 2003 holders of Sopheon's
Convertible Loan Stock agreed to extend the maturity date of the Stock to June 20, 2005. Sopheon has also announced that it is assessing its German IM division with a view to restructuring its activities.

As a consequence of the restructuring, Sopheon will sharpen its focus on its Business Process Division ("BPS"). The divestment of the US-based IM business will result in the loss of a revenue flow, which includes a substantial predictable element of renewals by established customers, and there will in future be reduced level of predictability of Sopheon's future revenue streams, which will increasingly depend on the BPS division's proprietary software.

The acquisitions in recent years of AppliedNet, Teltech and Orbital significantly affect the comparability of
Sopheon's results making it difficult to analyse Sopheon's performance, and the divestment during 2003 of Sopheon's US-based IM business will make the analysis of future performance difficult. Accordingly, period-to-period comparisons of Sopheon's operating performance may not necessarily be meaningful and should not be relied on as an indication of future performance.

Sopheon will require relationships with partners who are able to market and implement its products.
Historically, Sopheon has devoted substantial resources to the direct marketing of its products, and its strategy to enter into strategic alliances and other collaborative relationships to widen the customer base and create a broad sales and implementation channel for its products is still at an early stage. The successful implementation of this strategy is crucial to Sopheon's prospects. However, Sopheon cannot be sure that partners will devote adequate resources to promoting or selling Sopheon's products.

Certain of Sopheon's competitors have greater financial resources than Sopheon, which may affect Sopheon's ability to gain market share for its products. While Sopheon has in the past invested substantial resources and effort in sales and marketing activities, it remains a relatively small organization by global standards. Its resources would be dwarfed by those of many larger companies that are capable of developing and offering similar solutions or part solutions. If Sopheon were to compete directly with such companies, it may not succeed in reaching as deep and broad an audience or in developing and marketing programs and collateral which are as effective as its competitors may be able to achieve with their greater resources.

The unpredictability of Sopheon's revenues and results of operations makes it difficult to predict financial performance. In the short term, Sopheon expects its revenues to be significantly dependent on a small number of relatively large orders for its products and services. Sopheon's products require a substantial commitment of resources by customers or their consultants over an extended period of time. The time required to complete a product sale may vary from customer to customer and may be protracted due to unforeseen circumstances.
Furthermore, the market for information systems products and services in the Internet sector has experienced significant variation in recent years. A significant proportion of the group's traditional business activities have exposure to this sector.
Sopheon is dependent upon certain key management personnel, the loss of whom could have a material impact on it. While service agreements have been entered into with key executives, the retention of their services cannot be guaranteed. The loss of the services of these and other key employees could have a material adverse effect on Sopheon. In addition, it has become increasingly difficult to retain key employees, and the competition for qualified employees has become exceedingly difficult.
The loss of trading relationships with key customers would materially adversely affect Sopheon's business. A few major customers account for a substantial amount of Sopheon's revenues and there is no guarantee that these customers will continue to do business with Sopheon after the end of their current contracts. Sopheon expects that it will continue to depend on a relatively small number of customers for a substantial portion of its revenue in the foreseeable future.
Sopheon's markets continue to be at an early stage of development and it is possible that Sopheon's products may not sell in the quantities or at the prices required to achieve sustained profitability. The market for knowledge management software and services is emerging and evolving.
 Because this market is new, it is difficult to determine its potential size and growth rate, or whether Sopheon's products will achieve market acceptance.
Historically, much of its turnover derived from consultancy, systems integration and research services. Sopheon is seeking to migrate the emphasis of its business towards higher software sales and is reducing its involvement in bespoke consultancy and systems integration services. A delay or failure in the development of the market for Sopheon's new products would harm Sopheon's business and operating results.
Sopheon could be subject to claims for damages for errors in its products. Sopheon may be exposed to claims for damages from customers in the event that there are errors in its software products. Sopheon has sought to protect itself from such risks through its development methodologies, its contract terms and insurance, and is not aware of any such claims at this time.
The business environment for Sopheon's German Information Management
(IM) business is very difficult
and Sopheon may not succeed in it. Sopheon's German-based IM business has been particularly hard hit by weak economic conditions. Employment conditions in Germany mean that the cost base is relatively rigid, and therefore, as a number of clients reduced their level of business with us following their own restructuring and mergers and acquisitions ("M&A") activity, our German business suffered higher financial losses than might be expected in a more flexible environment. As a result, the board has been assessing Sopheon's German IM business with a view to restructuring its activities. Sopheon believes, based upon legal advice received, that any restructuring actions that may arise out of such assessment can be isolated and implemented without additional recourse to any other member of the Sopheon Group, but this is not certain.

ITEM 4.   INFORMATION ON THE COMPANY
A.   HISTORY AND DEVELOPMENT OF THE COMPANY
Sopheon is a provider of information and software solutions, focused on the research and development ("R&D") community, to support knowledge intensive business processes that enable customers to access internal and external information sources more efficiently and effectively. Sopheon operates as a public limited company, under the laws of England and Wales, and currently has operations in the United Kingdom, the United States, Germany and the
Netherlands. Sopheon's registered address and principal place of business is located at Stirling House, Surrey
Research Park, Guildford, Surrey GU2 7RF, United Kingdom. Sopheon's telephone number is +44 (0) 1483
883000. In the United States, Sopheon's principal place of business is located at 2850 Metro Drive, Minneapolis
MN 55425-1566.

Sopheon was founded in 1993 as PolyDoc NV. In August 1996, PolyDoc plc, a newly incorporated UK holding company, acquired 100% of PolyDoc NV in a group reorganization. In September 1996, PolyDoc plc obtained admission to the Alternative Investment Market (AIM) of the London Stock Exchange and raised Pound1.66 million by means of a placing of ordinary shares. A further Pound0.89 million was raised from a venture capitalist in the Netherlands in January 1997, followed by admission to the Euronext stockmarket in Amsterdam in March 1997.

In July 1998, PolyDoc plc issued Pound1.57 million of 5% convertible loan stock, which was subscribed by three of its shareholders. The loan was converted into ordinary shares, at a price of Pound1.46 per ordinary share, on July 31, 2000.
As part of the transaction, each of the three shareholders was also granted 300,000 warrants to subscribe for ordinary shares at the same price of Pound1.46 per ordinary share, exercisable on or before March 31, 2001. These warrants lapsed unexercised in 2001.

In December 1998, PolyDoc plc acquired Lessenger Associates BV, a
Dutch company offering document
management solutions with a customer base of fifty healthcare institutions, for Pound168,000, satisfied partly in shares and partly in cash (with the cash element raised primarily through a Pound100,000 share placing). An additional
Pound500,000 was raised in March 1999 through a further share issue.

In November 1999, PolyDoc plc acquired AppliedNet Limited, a company offering knowledge management solutions with an established market presence and commercial infrastructure in the United Kingdom, for Pound8.3 million in shares. Simultaneously, PolyDoc plc raised Pound7.7 million (net of issue expenses) through an institutional placing of ordinary shares and changed its name to Sopheon plc. Total costs associated with the transaction were of the order of Pound0.6 million. Following the change of name of the holding company to Sopheon plc, Polydoc NV was renamed Sopheon NV and AppliedNet was renamed Sopheon UK Limited.

During 1999, Sopheon began to expand its North American presence, initially with the recruitment of a chief technology officer and, later, with the creation of a sales and development base in Denver, Colorado.

In February 2000, Sopheon paid Pound164,000 to Pro-GRAM BV, as part of a commitment to contribute a total of Pound410,000 for a 25% equity interest in a joint venture with three leading Dutch teaching hospitals to provide software solutions to the medical and healthcare sector.

In March 2000, Sopheon announced the raising of approximately Pound19.9 million (net of issue expenses of approximately Pound1.1 million) through an institutional placing of its shares, and also announced the proposed acquisition of Teltech Resource Network Corporation ("Teltech"), a company based in Minneapolis, Minnesota, engaged in research services and the provision of technical and business information to the desktop. The acquisition of Teltech was completed on September 15, 2000 for a total consideration of Pound26,211,000, financed as to Pound10,775,000 in cash and the balance in Sopheon shares and share options.

In October 2000, Sopheon announced the launch of its Accolade system, an integrated set of software applications, tools and research capabilities designed to help major corporate customers to enhance their new product development process and success rates. The decision to move forward with Accolade was partly in response to the slow buying cycles within public sector healthcare institutions which represented Sopheon's market focus in the late
1990s, leading to an emphasis on developing a solution which was both specific to a business application, and positioned to be attractive to customers which would have a rapid and commercial approach to purchasing decisions.
Accolade was first released to the market in the second quarter of 2001, with a new version released in January 2002 which included a number of improvements and additional functionality, in part reflecting Sopheon's original design road-map but also responding to customer feedback. A further release is scheduled for July 2002. Sopheon developed this product in partnership with the Ontario-based Product Development Institute.

On June 19, 2001, Sopheon raised an additional Pound2,600,000 for working capital through the issue to management
and other investors of a convertible loan, as set out in more detail below under "Item 5 B. Operating and Financial
Review and Prospects   Liquidity and Capital Resources".

In June 2001, Sopheon completed the acquisition of the Technology and Information Services division of Aventis
Research & Technologies ("AIT"), based in Frankfurt, Germany. With over 50 employees, the acquisition gave
Sopheon a substantial presence and customer base in Germany and in the life sciences market. The business offers expert research, content delivery, portal and applications development and a range of integration support, including hosting services. AIT's staff, together with associated liabilities for pensions and similar rights, business, know-how, fixed assets, cash reserves and customer base was transferred into a newly established company, Sopheon GmbH.

In November 2001, Sopheon completed the acquisition of UK based Orbital Software Holdings plc ("Orbital") a leading provider of knowledge sharing and collaboration solutions. Based in Edinburgh, Scotland, Orbital had approximately 80 staff and also had office facilities in Boston, Massachusetts and Gatwick, England. The primary product of Orbital is marketed under the product name "Organik" . Organik creates an environment in which knowledge workers and user communities can find answers, locate expertise and share knowledge. It is designed to capture the questions and answers of people within an organisation and to build a searchable and re-usable knowledge base.

In the final quarter of 2001 as the company was reorganised into two complementary global operating divisions:
Information Management"", which focuses on the more traditional research services side of Sopheon's business, including outsourcing, acquired with Teltech and AIT; and Business Process Solutions ""which concentrates on sales of Accolade and Organik licenses and services. A healthcare applications unit was also retained in the Netherlands to focus resources on regional opportunities in that sector. The reorganisation included a sharp reduction in the cost base through elimination of duplicated costs and a significant contraction of the workforce by approximately 80 positions. The overall cost of the restructuring was recorded in the fourth quarter and amounted to approximately Pound1million.

Against a background of general economic uncertainty prevailing during 2002 and into 2003, which created difficult trading conditions for the Group, resulting in continued trading losses and cash outflows, the Company announced in June 2003 that it had come to the conclusion that a restructuring of the business represented the most pragmatic approach to improve the group's balance sheet.

Accordingly, the Company entered into a definitive agreement on June 25, 2003 with FIND/SVP, Inc. ("FIND") to divest its US-based IM business. The gross value of the transaction, which closed on July 1, 2003, amounts to just over $5 million, including $3 million in immediate cash consideration and a further $0.4 million in potential earn-outs. FIND will also assume approximately $2.1 million of net current liabilities and approximately $0.45 million of tangible fixed assets. As part of the structure of the transaction, FIND issued $50,000 of its stock to Sopheon on completion, and thereafter Sopheon issued $100,000 of Sopheon ordinary shares to FIND. Sopheon expects to continue to provide clients with information management services following completion of the divestment through an exclusive outsourcing arrangement with FIND.

The Company has further stated that its German subsidiary has been particularly hard hit by weak economic conditions. Employment conditions in Germany mean that the cost base is relatively rigid, and therefore, as a number of clients reduced their level of business with us following their own restructuring and M&A activity, our German business suffered higher financial losses than might be expected in a more flexible environment. As a result, the board has been assessing Sopheon's German subsidiary with a view to restructuring its activities.

On June 16, 2003, the Company issued 4.5 million new ordinary shares by way of a placing for cash at 12p per share to raise additional working capital for the Company, and circulated proposals to amend the terms of the Company's
6% Convertible Unsecured Loan Stock by extending its maturity date from 20 June 2004 to 20 June 2005 and reducing the conversion price from a floor of 31p per share to 12p per share.


B.   BUSINESS OVERVIEW
The Sopheon group is an international provider of software and services that enable organizations to more efficiently access internal and external information and to support knowledge intensive business processes. Sopheon's principal areas of activity are

(a) Business Process Solutions   software and process consulting
that blends human expertise and specialized content with the efficiencies of technology to support strategic, knowledge-intensive processes such as R&D and product development, and includes the Web-enabled Sopheon Accolade product development system and
Organik  expertise-sharing software; and

(b) Information Management   providing access to comprehensive
research sources through a web-based research portal and through access to a staff of analysts and a proprietary network of technical and industry experts.

Sopheon serves nearly half of the technology-driven companies on the Fortune 500, providing process-specific software applications that are pre-loaded with specialized content and access to human expertise. Sopheon's corporate headquarters are in Guildford in the United Kingdom, close to the majority of its investor base, and its operational headquarters are in Minneapolis. The Company also has operating bases in Denver in the United States, and in Germany and the Netherlands. Sopheon is traded on the Alternative Investment Market of the London Stock
Exchange and on Euronext in the Netherlands.

Attention is drawn to the agreement for the divestment of the Company's US-based IM business and the assessment with a view to restructuring of its German-based IM business, as referred to in Section A above.


Analysis of Turnover By Geographical Destination

Year ended December 31                                   2002
  2001           2000
                                                        Pound'000
     Pound'000          Pound'000

United Kingdom
829                      2,026              2,965
Rest of Europe
4,012           3,239                    1,339
North America
7,391           8,471                      3,459
Rest of World
121                  227              -



12,353          13,963          7,763



Analysis of Turnover By Category of Activity
Software and consultancy
3,307              3,654   4,912
Information research and services                      9,046
   10,309              2,851


                                               12,353
13,963    7,763






Reliance on licences, contracts and other relationships

Certain of Sopheon's products incorporate software licensed from third parties in the ordinary course of business.
Sopheon has also entered into industrial and commercial contracts with customers, suppliers, lessors and other parties and has entered into financing arrangements with banks and other financial institutions in the ordinary course of business, and its operations are dependent on these contracts and arrangements. In addition, Sopheon's range of software products is based on a number of intellectual property assets, the most significant of which include:

          Sopheon's "Integrated Document Production Architecture" ("IDP/A"), which enables the creation of specific software applications for a wide variety of industry sectors and which has been granted a patent by the
    European Patent Office.  A US patent application has been filed;
          Sopheon's (formerly Teltech's) "Presentation of search results from large domains of archived textual data by category or type" which allows searching of multiple sources and for which a US patent was granted in 1997;
          Orbital's "Information System using Human Resource Profiles" which is used in the Organik product and has been granted a patent by the UK Patent Office and the US patent office. European patent applications have been filed;
          A business partnership agreement with the Product Development Institute ("PDI") of Ontario, Canada, which grants Sopheon the rights to embed certain new product development methodologies and content into its
    Accolade products.


In addition, Sopheon has filed trademark applications in the European Union, the United States and Canada for a number of its brands and products including "Sopheon", the Sopheon logo, "Sopheon Accolade", "IDP/A" and
"Organik". Sopheon has no other dependence on patents, licenses, industrial, commercial or financial contracts, or new manufacturing processes, which is material to its business.

Sopheon's businesses in the United Kingdom, the Netherlands, Germany and the United States are impacted by government regulations relating to employment, health and safety and other areas which are non-specific to Sopheon's business. Sopheon is not aware of any specific regulatory body applicable to the conduct of its business in any of these countries.
C.   ORGANIZATIONAL STRUCTURE
Details of the investments in which the Group holds more than 20% of the nominal value of any class of share capital are set out below. Companies marked with an asterisk* are held via Sopheon UK Limited and those marked with an obelus are held via Orbital Software Holdings plc.

Name of Company and      Holding        Proportion of      Nature of
Business
country of incorporation               ownership interest
Sopheon Corporation  Common Stock       100% Information management
services,
Minnesota USA                           software sales and services

Sopheon Corporation  Common Stock       100% Software development
Delaware USA

Orbital Software Inc.            Common Stock     100% Software
sales and services
Delaware, USA

Sopheon GmbH         Ordinary Shares    100% Information management
services,
Germany                                 software sales and services

Sopheon NV           Ordinary Shares    100% Software sales and
services
The Netherlands

Lessenger BV         Ordinary Shares    100% Software sales and
services
The Netherlands

Sopheon UK Ltd       Ordinary Shares    100% Software sales and
services
United Kingdom

Orbital Software Holdings plc    Ordinary Shares  100% Holding company
United Kingdom

Sopheon Edinburgh Ltd            Ordinary Shares  100% Software
development
United Kingdom

Orbital Software Europe Ltd      Ordinary Shares  100% Software
sales and services
United Kingdom

Network Managers (UK) Ltd*       Ordinary Shares  100% Dormant
United Kingdom

AppliedNet Ltd*      Ordinary Shares    100% Dormant
United Kingdom

Future Tense Ltd*    Ordinary Shares    100% Dormant
United Kingdom

Polydoc Ltd          Ordinary Shares    100% Dormant
United Kingdom

Applied Network Technology Ltd*  Ordinary Shares  100% Employee
Share Ownership
United Kingdom                          Trust



D.   PROPERTY, PLANTS, AND EQUIPMENT
Sopheon does not own real property but leases premises in several locations. The basic terms of these leases and their locations are as follows:
Location                           Expiry of lease          Total
square feet        Use
Guildford, England                 *September 1, 2004         3,300
                    Office
Minneapolis, Minnesota, United States         November 30, 2004
           25,000             Office
Arvada, Colorado, United States              May 1, 2005
             8,414            Office
Frankfurt-am-Main, Germany              December 31, 2003
19,138                  Office
Amsterdam, the Netherlands              December 31, 2006
4,887                 Office
Maastricht, the Netherlands             December 31, 2003
3,875                 Office
Edinburgh, Scotland                 April 30, 2007
4,000                 Office
* there is an option to terminate in September 2003 there is an option for early termination at any time prior to expiry of the lease on giving two months' notice there is an option to terminate on April 30, 2005

Sopheon considers its properties and equipment to be adequate in the context of its current business plan, including the proposed restructuring of the business referred to earlier


ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   OPERATING RESULTS

The following discussion is based upon the Company's financial statements for the three-year period to December 31, 2002, which have been prepared in accordance with accounting principles generally accepted in the United Kingdom. The results for the three-year period ended December 31, 2002 are summarised in the table below.



Year ended December 31
            2002           2001           2000

 Pound'000          Pound'000          Pound'000

TURNOVER
12,353              13,963          7,763
Cost of sales
(9,002)            (10,186)             (5,402)


GROSS PROFIT
 3,351          3,777          2,361
Sales and marketing expenses
                   (5,437)             (7,281)             (3,450)
Research and development expenses
(2,331)             (3,010)             (3,321)
Amortisation and impairment
  charges in respect of goodwill
                   (5,922)            (21,431)             (5,561)
Other administrative expenses
                   (5,727)             (6,792)             (2,759)


operating loss
(16,066)            (34,737)            (12,730)
Share of operating loss

  of associated undertaking
                 (46)           (63)           (76)
Other (expense)/income, net
                 (67)            169            861


LOSS FOR THE YEAR BEFORE TAX
                  (16,179)            (34,631)            (11,945)
Tax credit
             126              -              -


LOSS FOR THE YEAR AFTER TAX
                  (16,053)            (34,631)            (11,945)




The results for the three years can also be expressed in terms of percentages of turnover as follows:

Year ended December 31
            2002           2001           2000

TURNOVER
  100%           100%           100%
Cost of sales
  (73)           (73)           (70)


GROSS PROFIT/(LOSS)
              27             27             30
Sales and marketing expenses
                 (44)           (52)           (44)
Research and development expenditures
            (19)           (22)           (43)
Amortisation and impairment
  charges in respect of goodwill
                 (48)          (153)           (71)
Other administrative expenses
                 (46)           (49)           (36)


operating loss
 (130)          (249)          (164)
Share of operating loss
  of associated undertaking
                    -              -            (1)
Other income/(expense), net
                  (1)              1             11


LOSS FOR THE YEAR
           (131)          (248)          (154)
Tax credit
               1              -              -


LOSS FOR THE YEAR AFTER TAX
                (130)          (248)          (154)




Management's Discussion and Analysis

General
During 2002 the Company focused on operational development of the business and in particular on Accolade, Sopheon's flagship software solution for product development. The year saw the full integration of technology acquired in 2001 as part of the merger with Orbital Software, the release of Accolade version 4.0, and a substantial increase in Accolade sales activity compared to the year before. Sopheon is now recognized as a leading supplier of solutions that improve the financial return on innovation and product development investments within research and development , a market that is receiving increasing attention and focus from the business community.
Notwithstanding these positive developments, during the year it was realised that the Company's operating plans for 2002 were more ambitious than the economic environment permitted. Consequently, in the second half of the year, the Company took further cost reduction measures.

Coming into 2003, the Company took the view that a stronger cash position was required for a responsible continuation of its development strategy for the business.
Accordingly, the Company came to the conclusion that a restructuring of the business, as described in more detail in Item 4 Section A above, was the most pragmatic approach to improve the balance sheet that could be taken in current market conditions.

Turnover
Turnover in 2000 amounted to Pound7,763,000. This included a contribution of Pound3,190,000 from Teltech, acquired in September 2000 with Pound4,573,000 arising in the continuing business of the former Group, representing an increase of 25% over the prior year. A major part of this increase related to software and consultancy for knowledge and content management projects for major customers such the Financial Times and the Public Records Office in the United
Kingdom as well as a similar project in Germany. These projects had a particular impact on the first half of 2000, with the general uncertainty in the technology sector that began in 2000 restricting revenues in the second half of the year. In the Netherlands, following the installation of Sopheon's solution at three teaching hospitals, healthcare revenues were also restricted mainly to support and project activities, including the development of "Evidence
Monitor", an internet based enhancement to the healthcare solution designed to support evidence-based medicine.

Sopheon's 2001 consolidated turnover shows a Pound6,200,000 increase to Pound13,963,000. In addition to the effect of having a full year of trading of the Teltech business acquired in 2000, this includes a contribution of Pound2,865,000 from AIT for the six months from July 1, 2001 and Pound132,000 from Orbital for the six-week period from November 16, 2001. Approximately 74% of total revenues were generated from IM. BPS contributed 26% of revenue during the year. Both areas experienced a difficult year. Coupled with the impact of general market conditions, certain IM revenues were adversely impacted by customer merger and acquisition and restructuring activity. Turnover from bespoke applications and consultancy services, part of BPS, reduced sharply in line with the end of the website construction boom, which happened more quickly than expected. This reduction was partially offset by the initial revenues contributed by Accolade licenses and services. Revenue performance for Accolade has itself been influenced by the caution in the marketplace over investment in new systems, leading to longer buying cycles and some disappointment at the speed of conversion of the sales pipeline. Revenues relating to Sopheon's traditional healthcare solutions are reported within the BPS results.

Sopheon's 2002 turnover amounted to Pound12,353,000 a reduction of Pound1,610,000 compared with 2001. This decline can be attributed to continued economic uncertainty, which persisted during 2002. Within this total, Sopheon's IM business contributed Pound9,046,000 (73%), representing a decline of Pound1,263,000 as the IM division faced continuing pressure, with the German business particularly hard hit. Sopheon's BPS business contributed Pound3,307,000, a decline of Pound353,000. Within the BPS division, turnover from sales of Sopheon's own solutions rose by Pound1,064,000, offset by a decline of Pound1,362,000 in sales of bespoke developments and third party products. In the BPS division, activity related to Accolade accelerated, with 30 transactions in 2002 compared with four in 2001 As a result of these developments, 65% of the total BPS turnover during 2002 was related to Sopheon's proprietary products and services as opposed to third party and bespoke solutions. This compares to 30% in 2001. Nevertheless, Sopheon's integration teams continued to work on bespoke projects, at a reducing level, as the Company continued the transition to supporting our own products.
No single customer accounted for 10% or more of Sopheon's consolidated 2002 revenues or its consolidated 2001 revenues.

Gross Margin
Gross margin has fallen from 30% in 2000 to 27% in 2001 and 2002. However, the gross margin of the BPS business rose to 35% in 2002 from 20% in 2001 and 29% in 2000. The primary cause of the decline in 2001 was lower utilisation of consultancy resources, as turnover for the bespoke applications and consultancy business within BPS fell away. Sopheon's business plan called for the consultancy resources to be expanded and re-deployed from bespoke work to Sopheon's own-software projects; in the event, the bespoke business fell away faster than planned or expected, while the sales cycle for Sopheon's own products including Accolade was longer than expected.

In 2002 turnover from Sopheon's own software products grew significantly, contributing to the gross margin improvement in its BPS division, and offsetting the lower contribution from work on bespoke projects, which continued at a lower level, as the Company continued to transition to supporting its own products.

The gross margin for the IM business was also lower in 2002 at 25% compared with 30% in 2001 and 33% in 2000.
reflecting the effects of weak economic conditions noted above, leading to lower staff utilisation. The German business was particularly hard hit, as a number of clients reduced their level of activity with Sopheon as a result of their own restructuring or M&A activity, while employment conditions in Germany meant that the cost base remained relatively rigid.



Sales, Marketing and Administrative Costs
Following the increase in absolute terms in 2001, consequent on the acquisitions of Teltech, AIT and Orbital in 2002, sales, marketing and administrative costs fell in 2002 both in absolute terms and as a proportion of turnover, as part of the overall cost base and headcount reductions implemented during the year. Sales and marketing resources were focused on short-term lead generation and on third-party validation of Sopheon's proprietary products.
Notwithstanding the reduced marketing spend, Sopheon achieved a substantial increase in activity relating to its Accolade software, including 10 initial licences, 6 additional licences either following on from an assessment or extending the user base at existing clients, 3 ancillary modules sold without the core Accolade system and 15 assessments. (Sopheon defines assessments as trial installations, paid for by clients, which could lead to a full licence sale).

Sopheon's administrative expenses, excluding R&D costs and goodwill amortisation, amounted to Pound5,727,000 in
2002 compared to Pound6,792,000 in 2001 and Pound2,837,000 in 2000.
This category includes all facility and internal infrastructure costs in addition to the specific finance, human resources and administration departmental expenses.
The increase in 2001 was primarily linked to the impact of the geographically disparate acquisitions which were made during 2000 and 2001. At the end of 2001, the annualised fixed cost base for the combined businesses of the Sopheon group, including AIT and Orbital, was reduced by over 25%, through elimination of duplicated costs and a significant contraction of the workforce amounting to approximately 80 positions. Costs associated with this restructuring were of the order of Pound1,000,000 and were charged to the profit and loss account in 2001. The reduced level of administrative costs in 2002 reflects these reductions, in addition to a further reduction of fixed costs by 35% during 2002, bringing the cumulative reduction since Sopheon's acquisition of Orbital in late 2001 to 55%.
Headcount has been reduced to 184 at the end of 2002, compared with 264 in January 2002 and 349 in late 2001.


Research and Development Costs

The gross and net research costs can be analysed as follows:
Year ended December 31
            2002           2001           2000

 Pound'000          Pound'000          Pound'000

Research and development costs
 2,331          3,010          3,321
Grants and subsidies
(69)            (19)           (78)


Net expenditure charged
2,262           2,991          3,243



In 2000, R&D expenditure included a full year of Sopheon UK's development costs relating to its KnowledgeAgent
("KA") product set. In addition, substantial development expenditure was incurred at Sopheon's Denver operation and by Teltech relating to the development of the Accolade product and to Teltech's research service internet portals.

R&D spending in 2001 was predominantly focused at Sopheon's Denver operation on the development of the Accolade solution, with the first market release (version 2.0) in the second quarter and a further, enhanced release
(version 3.0) at the turn of the year. Development also continued on certain Sopheon linguistic and healthcare applications in use, however significant development activities relating to AppliedNet's KA and Teltech's research portals did not continue beyond the first half of the year.

The acquisition of Orbital brought with it a development based in the Edinburgh location and focused on its Organik solution. During 2002, the Organik solution was incorporated into version 4.0 of Sopheon's Accolade product, providing important additional functionality designed to enable organizations to capture and reuse information using a "question and answer" technique. Following the release of Accolade
4.0 Sopheon's R&D resources were scaled
back and concentrated at Sopheon's Denver office as part of the cost-base and headcount reductions implemented during the year.

Amortisation of Goodwill
Following the acceleration of goodwill amortisation during 2001 to reflect the changed market conditions since the acquisitions of AppliedNet and Teltech, resulting in a total goodwill charge of Pound21,431,000 during 2001, comprising Pound12,288,000 of regular charges and an exceptional impairment charge of Pound9,143,000, the charge for goodwill amortisation in 2002 fell sharply to Pound5,922,000. This amount represents the normal amortisation charge required in respect of the residual net book value of goodwill in respect of the acquisitions of Teltech and Orbital, and negative goodwill in respect of the acquisition of AIT, which is being amortised over their estimated economic lives, which are three years in each case.

The impairment charge in 2001 was calculated in accordance with the UK's Financial Reporting Standard 11, and represents Pound2,330,000 in respect of AppliedNet, leaving a carrying value of Poundnil, and Pound6,735,000 in respect of Teltech, leaving a carrying value of Pound9,678,000. The impairment charges were computed using a discount rate of 15%.

At December 31, 2002, the Group carried goodwill of Pound4,148,000 in respect of Teltech, Pound943,000 in respect of Orbital and negative goodwill of Pound166,000 in respect of AIT.

Other Income/(Expense)
This category includes bank interest receivable and interest payable and similar charges. In 2000, there was net interest income of Pound861,000, including interest on the Pound20 million equity issue made in March 2000, which provided funds for working capital and for the Pound10,775,000 cash element of the Teltech acquisition, which was not disbursed until September 2000.

Net interest income of Pound169,000 was recorded in 2001, a decrease of Pound692,000 from 2000. The decrease is largely attributable to lower cash levels during the year as well as lower overall rates of interest in the market. The cash balances at December 31, 2001 include Pound11,877,000 in cash and bank deposits added in November with the Orbital acquisition. Interest expense was up from Pound89,000 to Pound204,000 as a result of the 6% Convertible Unsecured Loan
Stock issued in 2001.

In 2002 net interest expense Pound67,000 comprising Pound260,000 in net interest received in respect of Sopheon's cash and bank deposits, and Pound327,000 in interest expense. Interest receivable was again lower, mainly reflecting lower short-term interest rates and the lower level of Sopheon's cash and bank deposits which amounted to Pound3,355,000 at the end of 2002. The main element in the increase in interest expense in 2002 was a full year's charge in respect of the Convertible Unsecured Loan Stock.

During each of the three years, the main other component of interest expense is interest paid against a bank line of credit which is secured against the receivables of Sopheon
Corporation, formerly Teltech.

Taxation
At December 31, 2002, tax losses estimated at Pound54 million were available to carry forward by Sopheon, arising from historic losses incurred. Approximately Pound15 million of the tax losses relate to Teltech Resource Network Corporation and to Orbital Software Inc, the future utilisation of which may be restricted under section 382 of the US Internal
Revenue Code, whereby the ability to utilise net operating losses arising prior to a change of ownership is limited to a percentage of the entity value of the corporation at the date of change of ownership. Full allowance has been made against the deferred tax asset relating to the above tax losses, due to prior year reported losses and the lack of certainty over future operating profits in the relevant companies. In 2002 Sopheon was in receipt of UK tax credits in respect of its R&D expenditure amounting to Pound126,000.
B.   LIQUIDITY AND CAPITAL RESOURCES
Overview

A summary of Sopheon's historical fund raising activities is provided in the Item 4 --"History of the Company".

On December 31, 2002, the Group had Pound3,355,000 available in cash resources against which there are outstanding bank loans, lines of credit and other borrowings totaling
Pound3,544,000, including Pound2,569,000 of 6% Convertible
Unsecured Loan Stock (described below) issued to management and other investors. Net current liabilities were Pound317,000 at the year end, comprising current assets of Pound6,015,000 less current liabilities of Pound6,332,000. Deferred revenue of Pound1,584,000 is included in current liabilities.

Capital expenditures are expected to be well below Pound100,000 in 2003.

While Sopheon does not own any freehold or leasehold property, it occupies several office locations around the world involving leases of varying duration, with aggregate annual rental charges at December 31, 2002 of approximately Pound660,000 per annum.

Sopheon has continued to generate operating losses and cash outflows during 2002 and expects to continue to do so for all or part of 2003.

On June 19, 2001, Sopheon raised Pound2,600,000 for working capital through the issue of a convertible loan to management and other investors. The principal terms of the convertible loan stock, as adjusted by subsequent resolutions of stockholders on November 7, 2002 and June 30, 2003 (the latter being conditional on the passing by Sopheon shareholders of a resolution at the Annual General Meeting of the Company to be held in July 2003 to increase the directors' authority to issue and allot shares) are as follows:

          The Loan Stock carries an annual coupon rate of 6%.

          The conversion price for the Loan Stock (the "Conversion Price") is 12p per share. Conversion of the Loan
     Stock is at the option of the investor between 12 and 48 months from date of issue of the Loan Stock or earlier if the Company undertakes a placing or similar equity issue. Any portion of the Loan Stock, which is not converted, will be redeemed at par on June 20, 2005.

          The Conversion Price may be adjusted if, at any time after the date of issue of the Loan Stock and before the date of conversion, the Company undertakes a placing or similar equity issue at a lower price, in which event the Conversion Price will be reset to the higher of the placing price or the nominal value of Sopheon shares, which is 5p.

Sopheon has in place a secured line of bank credit of $3,000,000 (Pound1.9 million). The facility is limited to 85% of the former Teltech operation's eligible accounts receivable. As of May 1, 2003, total outstanding borrowings were
$1,045,000, and there was approximately $100,000 of further credit available on this bank line, based on eligible receivables at that date. Borrowings bear interest at the rate of 3% over the bank's prime rate (4.5% at May 1, 2003).
The line of credit requires certain covenants to be met at a local level, and expires in August 2003. This facility is
secured by substantially all the assets of the subsidiary   Sopheon
Corp, Minnesota   and is senior in subordination
to any other debt obligations of the subsidiary. In May 2002, at the request of the bank, Sopheon plc executed a guarantee in favor of the bank, in respect of borrowings under the line of credit.

Sopheon's budget for 2003 assumes that cash generated from operations, and available resources and borrowings, together with the cash proceeds of up to $3,400,000 from the divestment of its US-based Information Management business, and the net proceeds from the placing, on June 16, 2003, of 4.5 million new ordinary Sopheon shares at 12p per share, will be sufficient to meet its working capital and capital expenditure requirements through 2003. This assumption is predicated on Sopheon's ability to meet revenue and cost targets established in its 2003 business plans. However, in the event that Sopheon's financial results differ materially from those expected, it could require new debt or equity funding.

The Group's cash-flow statements for the three years to December 31, 2002 are set out on page F-5, and are summarized below:

     Years ended December 31                        2002
2001          2000
                                          Pound000
Pound000                Pound000

Net cash outflow from operating activities             (10,268)
      (11,244)       (8,793)
Return on investments and servicing of finance                (67)
                  169               861
Taxation                                       126
  -                  -
Capital expenditure                             (86)         (201)
          (954)
Acquisitions and disposals                                   -
        13,037               (12,281)
Management of liquid resources                         8,186
         (3,512)         (267)
                                   _______          _______ ______
Net cash outflow before financing                     (2,109)
(1,731)     (21,434)
Financing                                   (12)      4,083
20,184
                                   _______          _______ ______
(Decrease)/increase in cash                       (2,121)
2,352                      (1,250)
                                      ======   ======   =====

During the period Sopheon has invested in marketing and product development and in acquisitions, resulting in net cash outflows on operating a activities, which have been financed primarily by the raising of equity capital.

At December 31, 2002 Sopheon had short-term borrowings of Pound975,000 consisting of a bank overdraft and the term loans in the United Kingdom and the line of credit in the United States, which are used to provide working capital for the Group. In addition, Sopheon had Pound2,569,000 in 6% Convertible Unsecured Loan Stock issued to management and other investors, repayable in June 2004.
The report of Sopheon's independent auditors for the periods ended December 31, 2001 and 2002 refers to the disclosures made in the financial statements as to Sopheon's recurring losses from operations and lack of funds, which raise substantial doubt about its ability to continue as a going concern. Details of the steps taken by Sopheon to provide the Group with adequate funding to support its activities are set out in Note 1 to the financial statements.

Further information, including certain qualitative and quantitative disclosures on market risk, is given in Item 11 and in Note 20 to the financial statements.


C.   RESEARCH AND DEVELOPMENT, PATENTS, AND LICENSES, ETC.
Sopheon's expenditure on R&D in the three-year period ended December 31, 2002 is summarised in Section A of
Item 5 above.
In 2001, Sopheon was granted a European patent in connection with its knowledge management software architecture and methodology originally developed in the early 1990s. The technology portfolio has also been enhanced by Sopheon's patented profiling technology acquired with Orbital, in respect of which a US Patent was granted on February 25, 2003.

During 2002 these technologies were integrated into the Accolade system, applying them to the process of creating, publishing and re-using content from knowledge bases and communities of interest built up by an organization during the product development life cycle, as part of the Accolade
4.0 version, which was released during the year.

D.   TREND INFORMATION
Although Sopheon expects that tough economic conditions will persist in 2003 in all geographical areas in which it operates, it entered 2003 with a substantially reduced cost base and rationalised infrastructure, a flagship software product that is generating a high level of interest and sales activity, an expanding installed client base, and increased validation of the market. Accolade has demonstrated consistently that it is a valuable solution in which clients are prepared to invest. The planned divestiture of Sopheon's US-based IM business will reduce complexity and sharpen focus. Since the beginning of 2003, the pipeline for Accolade has continued to develop. This progress supports
Sopheon's belief that there is a positive outlook for Accolade in the current year, and that Sopheon is well-positioned to continue to advance toward its goal of becoming a leading international supplier of software and services that improve the financial return on innovation and product development investments.


ITEM 6.        DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES
A.   DIRECTORS AND SENIOR MANAGEMENT
        The directors and executive officers of Sopheon are as follows:
Directors
Name                Age  Title
Barry Mence              50   Executive Chairman
Andrew Michuda           48   Chief Executive Officer
Arif Karimjee            36   Chief Financial Officer and Company
Secretary
Stuart Silcock           55   Non-executive director
Bernard Al               58   Non-executive director
Andrew Davis             45   Non-executive director
Daniel Metzger           49   Non-executive director

Executive Officers
Name                Age  Title
J. Christian Hawver      52   Chief marketing officer
Paul Heller              41   Chief technology officer
Huub Rutten              54   Vice President product research and
definition
All directors hold office until the next annual meeting of shareholders or until their successors have been duly elected and qualified. Executive officers of Sopheon are appointed by and serve at the direction of the board of directors.
Barry Mence, Executive Chairman. Barry Mence served as Chairman, Chief Executive Officer and Director of
Sopheon from its inception in 1993 until September 2000, when he relinquished the role of Chief Executive Officer to Andrew Michuda. From 1976 to 1990, Mr. Mence was the major shareholder and Group Managing Director of Rendeck Group of Companies based in the Netherlands. Mr. Mence is currently a non-executive director of two property development companies, Crowstone Estates Limited and BSN Limited, and a privately owned golf club, The Burstead Golf Club, all based in England.
Andrew Michuda, Executive Director. Andrew Michuda was appointed Chief Executive Officer of Sopheon in
September 2000. He was elected as President and Chief Executive Officer of Teltech in April, 1997 and has served as a Director of Teltech since that time. Mr. Michuda held the position of Vice President of Teltech from 1994 until 1997.
Arif Karimjee, Executive Director. Arif Karimjee has served as Chief Financial Officer of Sopheon since February
2000. Mr. Karimjee was previously an accountant and auditor with Ernst & Young from August 1988 until joining
Sopheon.
Stuart Silcock, Non-executive Director. Stuart Silcock has served as a Director of Sopheon from its inception in 1993. Since 1982, Mr. Silcock has been a principal partner of Lawfords & Co. and a director of Lawfords Ltd., chartered accountants. In June 2001 Mr Silcock was appointed a non-executive director of Brown & Jackson Plc.
Bernard Al, Non-executive Director. Bernard Al was appointed as a non-executive director of Sopheon in January
2001 and is a former Chief Executive Officer of Wolters Kluwer in the Netherlands and has a background in science and linguistics.
Andrew Davis, Non-executive Director. Andrew Davis was a founder of Spider Systems Limited in 1983 and held the post of Chief Technology Officer for 12 years. He left Spider Systems Limited in 1995 when it was sold to Shiva
Corporation. Since then he has been an investor/director in a number of companies, including Orbital Software
Holdings plc.
Daniel Metzger was until 1998 an executive vice president of Lawson Software, a leading ERP provider, where he was responsible for corporate strategy and marketing. Since then he has held similar roles at Parametric
Technologies, where he led the business strategy and marketing around collaborative product development technologies and at nQuire Software, which was subsequently sold to Siebel.
Christian Hawver was appointed as Chief Marketing Officer in November 2000. He was previously involved with business and channel development for international information technology businesses including Achieve
Healthcare, Medical Documenting Systems and Data General.
Paul Heller is Chief Technology Officer. He joined Sopheon in June 1999, having previously been Vice President of Product Management for Baan Company.
Huub Rutten is responsible for Sopheon's healthcare business in the Netherlands and also has responsibility for product research. A founder of PolyDoc, he has been an employee of Sopheon for over seven years, and was a director of Sopheon until September 2000 before stepping down from the Board to assume a more operational role.

B.   COMPENSATION
Directors' Remuneration
Set out below is a summary of the fees and emoluments received by those persons who were directors of Sopheon during the fiscal year 2002, or (where applicable) during their period of office.



                                                         Salary
                                                       and Fees


                                                       Benefits


                                                  Contributions
                                                     to Pension


                                                          Total
                                                           2002



Executive directors


                              (Pound)



B.K. Mence


                                                        108,403


                                                          3,157


                                                          7,475


                                                        119,035



A. Michuda


                                                        117,333


                                                          6,128


                                                          2,267


                                                        125,728



A. Karimjee


                                                         77,500


                                                          1,091


                                                          3,504


                                                         84,915














Non-executive directors











S.A. Silcock


                                                         18,000


                                                              -


                                                              -


                                                         18,000



J.M. Shuster (1)


                                                         12,000


                                                          3,117


                                                            320


                                                         15,437



B.P.F. AI


                                                         18,000


                                                              -


                                                              -


                                                         18,000



A.M. Davis


                                                         18,000


                                                              -


                                                              -


                                                         18,000



D. Metzger (2)


                                                          4,500


                                                              -


                                                              -


                                                          4,500





                                                        373,736


                                                         13,493


                                                         16,386


                                                        403,615


____________
(1)  Resigned September 30, 2002
(2)  Appointed on September 30, 2002

The emoluments of S.A. Silcock are paid to Lawfords Limited, of which Mr. Silcock is a director.


The following table shows emoluments payable to all directors and executive officers of Sopheon as a group in the
year to December 31, 2002.
                                     Salaries        Benefits
Pension          Total
                                     and fees
contributions
                                        Pound'000
Pound'000         Pound'000          Pound'000

Total for all directors and executive officers            783
    44             21            848

The following table provides summary information for each of the directors who held office during the year and who held options to subscribe for Sopheon ordinary shares. All options were granted without monetary consideration.

                            Date of          Exercise           At
31              Granted           Exercised              At 31
                                Grant           price
December          during              during            December
                                                         2001
  year           year           2002

B.K. Mence  (1)       May 2, 2001       77.5p
22,500              -              -              22,500
B.K. Mence (1)     April 30, 2002      14,75p
100,000              -              -             100,000
A. L. Michuda (2)  September 15, 2000            184p
              187,600              -              -             187,600
A. L. Michuda (2)  September 15, 2000            230p
           7,846              -              -          7,846
A. L. Michuda (2)  September 15, 2000            322p
          12,501              -              -              12,501
A. L. Michuda (2)  September 15, 2000            368p
           1,756              -              -          1,756
A. L. Michuda (3) October 2, 2000      427.5p
16,280              -              -              16,280
A.L. Michuda  (3) January 1, 2001        160p
 5,030              -              -          5,030
A.L. Michuda (3)      May 2, 2001       77.5p
54,662              -              -              54,662
A.L. Michuda (3)   April 30, 2002      14.75p
487,932              -              -             487,932
A. Karimjee (1) November 22, 1999        150p
100,000              -              -             100,000
A. Karimjee (1)       May 2, 2001       77.5p
12,500              -              -              12,500
A. Karimjee (4)    April 30, 2002      14.75p
     -             150,000              -             150,000
B.P.F. Al (1)         May 2, 2001       77.5p
25,000              -              -              25,000

  (1)                      Exercisable between the third and tenth
anniversary of the date of grant
  (2) Fully vested options, which were granted as part of the acquisition of Teltech Resource Network Corporation.
  (3) One fourth of these options becomes exercisable on each of the first four anniversaries of the date of grant and they expire on the tenth anniversary of the date of grant.
  (4) Exercisable as to 100,000 options between the third and tenth anniversary of the date of grant and as to 50,000 options exercisable immediately.




C. BOARD PRACTICES
The executive directors of Sopheon and their dates of appointment are as follows:
             Date of appointment
Barry Mence       August 1994
Arif Karimjee          February 2000
Andy Michuda      September 2000

The contracts of service of the executive directors are for an indefinite term and incorporate various benefits including entitlements to option and bonus programs in addition to base salary, which can be increased at the discretion of the board. These contracts also provide for benefits on termination. The service contracts of Mr. Mence and Mr. Karimjee provide for notice periods of six months. Mr. Michuda's service contract would entitle him to a severance payment equal to nine months' basic remuneration on termination.

The non-executive directors of Sopheon and their dates of
appointment are set out below. None of the non-executive
directors has a service contract with the Company.
             Date of appointment
Stuart Silcock         August 1994
Bernard Al        January 2001
Andrew Davis      November 2001
Daniel Metzger         September 2002

The audit committee of Sopheon comprises the four non-executive directors, under the chairmanship of Mr. Silcock.
The committee reviews the annual and interim financial statements of the Group, together with its accounting policies and financial controls. It meets once in each quarter, including one meeting with the external auditors, Ernst
& Young LLP, prior to the issue of the Annual Report and Accounts and the filing of the Annual Report with the US
Securities and Exchange Commission on Form 20-F
The remuneration committee of Sopheon is responsible for overseeing the contract terms, remuneration and other benefits for executive directors, and comprises Mr. Al (Chairman) and Mr. Silcock, together with Mr. Barry Mence other than in respect of his own compensation. The committee makes recommendations to the board, within agreed parameters, on overall remuneration packages for executive directors and other senior executives.


D. EMPLOYEES
The average number of employees of the Group in each of the three years to December 31, 2002 was as follows:
Year ended December 31                                   2002
  2001           2000

                                         Development and operations
                151              164             79
                                         Sales and management
             81              94             71


                                                           232
   258            150





E.   SHARE OWNERSHIP
The following table sets out certain information regarding the ownership of Sopheon ordinary shares as at June 12,
2003 by (i) each of the executive and non-executive directors of Sopheon, (ii) each executive officer of Sopheon, and (iii) each person who has disclosed an interest in more than 3% of the issued share capital of Sopheon pursuant to Sections 198-208 of the Companies Act 1985.
Unless otherwise indicated each person has sole voting and
investment power as to the shares shown. Beneficial
ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes any shares which the person has the right to acquire within sixty days of June 12, 2003 through the exercise of any stock
option or other right (including the conversion of the 6%
Convertible Loan Stock 2005 at the adjusted conversion
rate of 12p per share but excluding the exercise of the warrants which were attached thereto and which expired unexercised on June 20, 2003):
Name of beneficial owner                       Number      Percentage
                                            of shares           owned
(i) Directors
Barry Mence (1)                            14,247,277
17.7%
Andrew Michuda                                644,860
0.8%
Arif Karimjee                                 291,666
0.4%
Stuart Silcock (2)                          1,112,793
1.3%
Bernard Al                                    601,333
0.7%
Andrew Davis                                  494,520
0.6%

(ii) Executive officers
Christian Hawver                              300,833
0.4%
Huub Rutten                                   715,833
0.9%
Paul Heller                                   107,708
0.1%

(iii) Other shareholders with notifiable interests
Aventis Research & Technologies GmbH & Co KG     3,471,191
4.2%
___________
(1) Includes 3,847,800 ordinary shares held in trust over which Mr Mence exercises investment control.
  (2) Includes 5,362 ordinary shares held in trust for Mr Silcock's wife and 107,010 ordinary shares registered in Mr
  Silcock's name but held in trust for two adult children, a sister and a corporation. Mr Silcock disclaims beneficial ownership of the 107,010 shares held in trust.

On June 12, 2003, the total amount of the Company's voting securities owned by Directors and Officers of the Company was:

                                                            Number
of           Percentage
Class of share
shares                  of class

Ordinary shares                                      14,727,108
 17.8%

At June 12, 2003 no other person owned more than 10% of any class of the Company's voting securities.


The holdings of the above persons of 6% Convertible Unsecured Loan Stock 2004 which was issued on June 20, 2001, are set out below. The Stock is convertible into ordinary shares of Sopheon at a conversion rate of 12p per share prior to June 20, 2004.

Name of beneficial owner                      Nominal
                                               amount
(i) Directors
Barry Mence                                  Pound390,000
Andrew Michuda                                Pound28,000
Arif Karimjee                                 Pound17,000
Stuart Silcock                               Pound100,000
Bernard Al                                    Pound25,000


(ii) Executive officers
Chris Hawver                                  Pound25,000
Huub Rutten                                   Pound28,000


The Group operates employee share option schemes as a means of promoting employee share ownership. A summary of the share options which have been granted under such share ownership schemes, which also includes share options granted in September 2000 to vendors in connection with the acquisition of Teltech Resource Network
Corporation, and share options granted in November 2001 by way of exchange to holders of vested options to acquire shares in Orbital, is set out below:

Number of shares under option      Subscription price
             Normal expiry date
at December 31, 2002

4,342,281                      6.193p to 960p             2002 to 2010

                                         Movements in options
outstanding for the three years in the period ended December 31, 2002 are as follows:

                                             Number of   Weighted
average
                                                 Shares
exercise price

     Pound
Outstanding at January 1, 2000                    1,509,947
     0.62
Granted under share option schemes                  569,901
     4.24
Granted to the vendors of Teltech                   718,292
     2.29
Exercised                                         (631,250)
     0.34
Lapsed                                            (137,027)
     2.10

Outstanding at December 31, 2000                  2,029,863
     2.22
Granted under share option schemes                  362,339
     0.83
Granted by way of exchange to holders of Orbital share options
660,066              0.06
Exercised                                          (82,543)
     0.15
Lapsed                                            (368,149)
     3.13

Outstanding at December 31, 2001
2,601,576                    1.42
Granted under share option schemes
3,439,328                         0.15
Exercised                                            (621,734)
             0.06
Lapsed                                                 (1,076,889)
                  0.85

Outstanding at December 31, 2002
4,342,281           0.74




                                         The following table
summarises share options outstanding at December 31, 2002

                                  Outstanding options
                           Exercisable options

Range of exercise   Number of        Weighted        Weighted
                 Number of            Weighted
prices          shares (000s)         average         average
                  shares (000s)             average
                                  contractual        exercise
                                 exercise
                                 life (years)          price
                               price

Pound0.06 to Pound0.20        3,047                9.1
Pound0.15                        523             Pound0.14
Pound0.78 to Pound1.98          948                6.8
Pound1.40                        647             Pound1.58
Pound2.30 to Pound3.75          128                6.6
Pound3.00                        123             Pound2.97
Pound4.06 to Pound9.60          291                7.6
Pound4.90                         81             Pound4.97
                      _____
                _____
Totals                4,414                8.5            Pound0.74
                    1,374             Pound1.36



On December 31, 2002 the total number of options granted to Directors and Executive Officers of the Company were as follows:

Number of share options    Subscription price                Normal
expiry date

1,806,107                14.75p to 960p           2005 to 2012

                                         No director or executive
officer exercised any options between December 31, 2002 and June 12, 2003.

The following table shows the percentage holdings of persons who have notified the Company that they are
interested in 3% or more of the Company's issued share capital:
At December 31                                           2000
  2001           2002

                                         B.K. Mence
              22.5%          10.6%          13.3%
                                         J Macfarlane
               4.4%           -              -
                                         Friends Ivory & Sime plc
                              -              5.5%           -
                                         3i Group plc
               3.7%           4.8%           3.7%
                                         Aventis Research &
Technologies GmbH & Co KG                                  -
     4.2%           4.2%
                                         A. Slater
          -              3.7%           -
                                         C. Smeaton
               -              3.7%           -

Holders of 3% or more of the issued share capital of the Company have the same voting rights, proportional to their shareholdings, as other shareholders in the Company.

On March 20, 2003 the Company was notified that 3i Group plc no longer has a notifiable interest in the share capital of Sopheon. Otherwise, the Company has not been notified since December 31, 2002 of any change in the holdings of persons interested in 3% or more of the Company's issued share capital.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
MAJOR SHAREHOLDERS
For a listing of beneficial owners of 3% or more of Sopheon's voting securities, please see Item 6.E "Directors,
Senior Management, and Employees   Share Ownership."
At June 12, 2003 there were 414 holders of record of Sopheon shares with registered addresses in the United States, who held a total of 717,525 shares, or 0.9% of the total shares outstanding.
There is no trading market at the present time for Sopheon shares in the United States. Details of Sopheon's sponsored American Depositary Receipt ("ADR") program appear under
Item 9 Section C.
So far as the Company is aware, it is neither directly nor indirectly owned or controlled by one or more corporations, by any government, or by any other natural or legal person, severally or jointly.
The Company does not know of any arrangement the operation of which might result in a change in the control of the Company.

A.   RELATED PARTY TRANSACTIONS
There have been no related party transactions during the period from January 1, 2002 to June 12, 2003.

B.   INTERESTS OF EXPERTS AND COUNSEL
Not applicable.


ITEM 8.   FINANCIAL INFORMATION

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
The Consolidated Statements and other Financial Information required by this Item are contained in the Financial
Statements, commencing on page F-1.  See Item 17.
Legal Proceedings
As of June 12 2003, neither Sopheon nor any of its subsidiaries are party to any significant litigation that would have a material adverse effect on the consolidated financial statements. The Company is occasionally involved in litigation in the ordinary course of business.
Dividend Policy
Holders of Sopheon ordinary shares may, by ordinary resolution, declare dividends but may not declare dividends in excess of the amount recommended by the directors. The directors may also pay interim dividends. No dividend may be paid other than out of profits available for distribution. Dividends on Sopheon ordinary shares will be announced and paid in pounds sterling. Sopheon has not in the past declared or paid any dividends to holders of its ordinary shares, and there is no present intention to declare or pay any such dividend.

B.   SIGNIFICANT CHANGES
There have been no significant post balance sheet events since
December 31, 2002 other than as disclosed in Note 22 to the Financial Statements.

ITEM 9.        THE OFFER AND LISTING

OFFER AND LISTING DETAILS
At June 12 2003, the market price of Sopheon shares was 16p on the Alternative Investment Market of the London
Stock Exchange and 0.23 on Euronext. The following table shows, for the periods indicated, the high and low closing prices per Sopheon ordinary share as reported on the
Alternative Investment Market of the London Stock
Exchange and on Euronext.
                    Alternative Investment Market           Euronext
                                 High             Low
            High            Low
                              (pence)         (pence)
          (euro)              (euro)

June                               24              14
               0.37           0.22
May                                25              11
               0.39           0.18
April                              15              11
               0.26           0.17
March                              19              11
               0.32           0.18
February                           12              10
               0.44           0.30
January                            30              24
               0.49           0.39

2002
Fourth quarter                     19               5
               0.75           0.43
Third quarter                      11               6
               0.99           0.39
Second quarter                     16              11
               1.64           0.95
First quarter                      31              11
               2.80           1.64

2001
December                           33              29
               0.53           0.46
Fourth quarter                     47              27
               0.75           0.43
Third quarter                      59              25
               0.99           0.39
Second quarter                     97              53
               1.64           0.95
First quarter                     160              95
               2.80           1.64

                                         2000
Calendar year                   1,762             155
              27.00           2.63

1999
Calendar year                     405             126
               6.00           1.75

1998
Calendar year                     272             120
               4.44           1.82


A.   PLAN OF DISTRIBUTION
Not applicable.

B.   MARKETS
The ordinary shares of Sopheon have been traded on the Alternative Investment Market of the London Stock
Exchange since August 1996 and on the Euronext market of the Amsterdam Stock Exchange since March 1997.
The shares are traded in London under the symbol SPE.
On June 13, 2001, Sopheon filed with the SEC a registration statement on Form F-6 for American Depositary Shares
("ADSs") to be evidenced by American Depositary Receipts ("ADRs") under a level 1 ADR program, with the Bank of New York as depositary. Each Sopheon ADS represents 10 Sopheon shares. When the ADR program is implemented, the Sopheon ADSs will trade on the OTC market under the symbol SOPEY.
No listing is being sought or application for admission made on any other exchange.

C.   SELLING SHAREHOLDERS
Not applicable.

D.   DILUTION
Not applicable.

E.   EXPENSES OF THE ISSUE
Not applicable.


ITEM 10.  ADDITIONAL INFORMATION
SHARE CAPITAL
Not applicable.
A.   MEMORANDUM AND ARTICLES OF ASSOCIATION
There are no restrictions under the Memorandum and Articles of Association or under English law that limit the rights of non-resident or foreign holders to hold or vote Sopheon shares, nor any other restrictions on rights to own securities.
Registrar
The registrar for Sopheon ordinary shares is Capita IRG Plc of The Registry, 34 Beckenham Road, Beckenham,
Kent BR3 4TU, England
The information under the headings "Description of Sopheon Ordinary Shares" and "Comparison of Rights of Teltech Shareholders and Sopheon Shareholders" contained in the Company's Registration Statement on Form F-4
(File No 333-44404) is incorporated herein by reference.
C.   MATERIAL CONTRACTS
The following contracts to which the Company is party have been entered into (other than in the normal course of business) since January 1, 2001 and are, or may be, material:
       a) An Agreement dated June 19, 2001 for the issue of Pound2.6 million 6% Convertible Unsecured Loan Stock with detachable warrants to subscribe for ordinary shares.
       b) An Agreement dated June 22, 2001 for the acquisition of the Technology and Information Services
       Division of Aventis Research and Technologies, Frankfurt, Germany for a consideration comprising
       3,471,191 Sopheon shares.
       c) An Offer, made on behalf of the Company by HSBC Investment Bank plc and dated October 22, 2001, to acquire the whole of the issued and to be issued share capital of Orbital Software Holdings plc on the basis of 8 new Sopheon shares for every 9 existing Orbital shares. The Offer was declared unconditional on 15 November 2001. The total consideration payable under the Offer comprised
       40,016,715 ordinary Sopheon shares and 660,066 options to acquire Sopheon shares.
       d) Amended and restated Asset Purchase Agreement between TTECH Acquisition Corp. as purchaser,
       FIND/SVP, Inc. as the parent company of the purchaser, Sopheon Corporation as vendor and Sopheon plc as the parent company of the vendor, being an agreement for the divestment of Sopheon
       Corporation's Information Management business. The total consideration receivable under the agreement is $3.0 million in cash together with a further cash amount of up to $0.4 million contingent on the level of future earnings, as well as the assumption by TTECH Acquisition Corp of net current liabilities amounting to approximately $2.1 million. In addition, FIND/SVP is required to issue to
       Sopheon $50,000 in FIND/SVP stock, and Sopheon is required to issue to FIND/SVP $100,000 of
       Sopheon stock.
D.   EXCHANGE CONTROLS
There are currently no UK exchange control restrictions on the import or export of capital, the conduct of the Company's operations or affecting the remittance of dividends.

TAXATION.
United States Federal Income Tax Consequences of Ownership of
Sopheon Ordinary Shares
Taxation of Dividends

Dividends paid to a United States holder of Sopheon ordinary shares will be treated as foreign source dividend income to the United States holder for United States federal income tax purposes to the extent that they are paid out of Sopheon's current or accumulated earnings and profits, as determined for United States federal income tax purposes. The income will equal the United States dollar value of the dividend on the date the dividend is actually or constructively received by the United States holder, calculated by reference to the exchange rate on the relevant date.
A United States holder may be entitled to a foreign tax credit for United Kingdom tax withheld with respect to cash dividends paid on Sopheon ordinary shares. If a United States holder is so entitled, the foreign tax credit would be equal to the percentage of the payer's tax pool computed under IRC Section902 plus any taxes withheld in the United
Kingdom on any dividend received. In addition, a "gross-up" under IRC Section78 would give rise to additional dividend
income.    United States holders that do not elect, or are not
permitted, to claim a foreign tax credit may be entitled to claim a deduction for foreign tax withheld.
The United States and the United Kingdom have entered into a new income tax treaty recently. Each United States holder is urged to consult his or her tax adviser concerning whether the United States holder is eligible for benefits under the United Kingdom-United States tax treaty and whether, and to what extent, a foreign tax credit or deduction will be available with respect to dividends received from Sopheon. A United States holder that relies on the United
Kingdom-United States tax treaty should consider disclosing this reliance on the United States holder's United States federal income tax return. A United States holder that fails to disclose reliance on a treaty where disclosure is required would be subject to penalties under United States federal income tax law.
Distributions by Sopheon in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the United States holder's basis in its Sopheon shares and thereafter as capital gain. Dividends paid by Sopheon will not be eligible for the dividends-received deduction allowed to United States corporations in respect of dividends received from other United States corporations. United States holders should consult their own tax advisers regarding the treatment of any foreign currency gain or loss on any sterling amounts received on the Sopheon shares which are not converted into United
States dollars on the date the sterling amounts are actually or constructively received by the United States holder.
For foreign tax credit limitation purposes, dividends paid by Sopheon will be income from sources outside of the United States.
Taxation of Capital Gains

Upon a sale or other disposition of Sopheon shares, a United States holder will generally recognize a gain or loss for United States federal income tax purposes in an amount equal to the difference between the United States dollar value of the amount realized on such sale or disposition and the United States holder's adjusted tax basis, determined in United States dollars, in the Sopheon shares. Such gain or loss recognized will be a long-term capital gain or loss with respect to Sopheon shares held for more than 12 months at the time of the sale or other disposition and any gain recognized generally will be income from sources within the United States for foreign tax credit limitation purposes.
A United States holder that is liable for both United Kingdom and United States tax on a gain on the disposal of Sopheon shares will generally be entitled, subject to certain limitations and under the terms of the Income Tax
Convention, to credit the amount of United Kingdom capital gains or corporation tax, as the case may be, paid in respect of such gain against such United States holder's United States federal income tax liability in respect of such gain. United States holders should seek professional tax advice to determine their entitlement to credit United
Kingdom tax against their United States federal income tax liability.
 Withholding and Information Reporting

The relevant paying agents for the Sopheon shares must comply with information reporting requirements in connection with dividend payments or other taxable distributions made with respect to Sopheon shares within the United States to a non-corporate United States person. In addition, "backup withholding" may apply to these payments unless the holder or beneficial owner provides an accurate taxpayer identification number in the manner required by United States law and applicable regulations, certifies that the holder or beneficial owner is not subject to backup withholding, and the holder or beneficial owner otherwise complies with applicable requirements of the backup withholding rules.
In general, payment of the proceeds from the sale of Sopheon shares to or through a United States office of a broker is subject to both United States backup withholding and information reporting requirements, unless the holder or beneficial owner certifies its non-United States status under penalties of perjury or otherwise establishes an exemption as described in the preceding paragraph. In general, United States backup withholding and information reporting will not apply to a payment made outside the United States of the proceeds of a sale of Sopheon shares through an office outside the United States of a non-United States broker. Special rules may require information reporting in the case of payments made outside the United States of the proceeds of the sale of Sopheon shares through a United States broker.
Amounts withheld under the backup withholding rules may be credited against a United States holder's United States federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for a refund with the IRS.


United Kingdom Tax Consequences of the Ownership of Sopheon Ordinary
Shares
Taxation of Distributions

A United States holder who receives a dividend from Sopheon will not have any further United Kingdom tax to pay in respect of the dividend but will not be able to claim any payment in respect of the dividend under the United
Kingdom-United States tax treaty. See "United States Federal Income Tax Consequences of the Ownership of Sopheon Ordinary Shares - Taxation of Dividends."

Taxation of Capital Gains

A United States holder who is neither resident or ordinarily resident for tax purposes in the United Kingdom will not normally be liable for United Kingdom tax on capital gains realized on the disposal of Sopheon ordinary shares.
However, this will not apply if at the time of the disposal, the United States holder carries on a trade, which for this purpose includes a profession or vocation, in the United Kingdom through a branch or agency which constitutes a permanent establishment and the disposed Sopheon ordinary shares are or have been used in or for the purposes of that trade or are or have been used or held by or for the purposes of the branch or agency. An individual United
States holder who is only temporarily not resident in the United Kingdom may, under anti-avoidance legislation, still be liable for United Kingdom tax on capital gains realized, subject to any available exemption or relief.
Inheritance and Gift Taxes

Sopheon ordinary shares are assets situated in the United Kingdom for the purposes of United Kingdom inheritance tax. A gift of these assets by, or the death of, an individual holder may, subject to certain exemptions and relief, give rise to a liability for United Kingdom inheritance tax even if the holder is neither domiciled in the United Kingdom nor deemed to be domiciled there under special rules relating to long residence or previous domicile.
For United Kingdom inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit. Special rules also apply to participators in close companies and to trustees of settlements holding Sopheon ordinary shares, which can bring them within the charge to inheritance tax.
An individual who is domiciled in the United States and who is not a national of the United Kingdom for the purposes of the United Kingdom-United States estate and gift tax convention will generally not be subject to United
Kingdom inheritance tax in respect of the Sopheon ordinary shares on the individual's death or on a gift of the Sopheon ordinary shares during the individual's lifetime, provided that any applicable United States federal gift or estate tax liability is paid, unless the Sopheon ordinary shares are part of the business property of a permanent establishment of an enterprise of the individual in the United Kingdom or pertain to a fixed base in the United
Kingdom of the individual used for the performance of independent personal services.
Sopheon ordinary shares placed in trust will generally not be subject to United Kingdom inheritance tax if the settlor, at the time of settlement, was a United States holder domiciled in the United States for the purposes of the United
Kingdom-United States estate and gift tax convention and was not a United Kingdom national, provided that the Sopheon ordinary shares are not part of the business property of a permanent establishment in the United Kingdom and do not pertain to a fixed base in the United Kingdom, as more fully summarized above.
In the exceptional case where the Sopheon shares are subject to both United Kingdom inheritance tax and United
States federal gift or estate tax, local law in conjunction with the estate and gift tax convention generally provides for the tax paid in the United Kingdom to be available for credit against tax paid in the United States or for tax paid in the United States to be available for credit against tax payable in the United Kingdom. The country in which a credit is taken will depend on individual facts and circumstances, together with the priority rules set out in the estate and gift tax convention. Credit in either jurisdiction is always limited to the lower of foreign tax paid or the equivalent local tax on the same item.


Stamp Duty and Stamp Duty Reserve Tax

A transfer for value of the Sopheon ordinary shares will generally be subject to ad valorem stamp duty or to stamp duty reserve tax. Stamp duty will arise on the execution of an instrument to transfer Sopheon ordinary shares.
Stamp duty reserve tax will arise on the entry into an agreement to transfer Sopheon ordinary shares but the charge may be cancelled if stamp duty has been paid. Stamp duty and stamp duty reserve tax are normally a liability of the purchaser. The rate of stamp duty and stamp duty reserve tax is currently 0.5% of the consideration.
Qualifications

As noted above, the foregoing discussion does not address all aspects of United States federal income taxation or
United Kingdom taxation that may be relevant to US resident Sopheon shareholders in light of their particular circumstances. For instance, the discussion does not address all aspects of United States federal income taxation or
United Kingdom taxation relevant to shareholders that are resident, or, in the case of an individual shareholder, ordinarily resident, in the United Kingdom, shareholders who conduct a trade or business in the United Kingdom through a permanent establishment situated therein, or who perform independent personal services from a fixed base situated therein.
In addition, the foregoing discussion does not address all aspects of United States federal income taxation or United
Kingdom taxation that may be relevant to shareholders who are subject to special provisions of United States federal income tax law. For example, the discussion does not address all aspects of United States federal income taxation or
United Kingdom taxation that may be relevant to:
     shareholders liable for alternative minimum tax;
     shareholders that actually or constructively will own 10% or
more by vote and value of the outstanding   stock
  of Sopheon;
     shareholders that hold their stock as part of a straddle, hedge, synthetic security, conversion transaction or other integrated investment composed of Sopheon shares and one or more other investments;
     shareholders whose "functional currency" is not the United
States dollar;
     financial institutions;
     insurance companies;
     tax-exempt organizations;
     traders in securities that elect marked-to-market accounting treatment; or
     broker-dealers.
The foregoing discussion is based on existing United States federal income and United Kingdom tax law, including legislation, administrative rulings and court decisions, as well as on the United Kingdom-United States tax treaty, all of which are subject to change, or changes in interpretation, possibly with retrospective effect.
Finally, Sopheon believes that it is not and will not become a "passive foreign investment company" for United
States federal income tax purposes within the meaning of Section 1297(a) of the United States tax code and the foregoing discussion so assumes.


A.   DIVIDENDS AND PAYING AGENTS
Not applicable.
B.   STATEMENT BY EXPERTS
Not applicable.
C.   DOCUMENTS ON DISPLAY
It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC's public reference room located at 450 Fifth Street, NW, Washington DC, 20549. Please call the
SEC at 1-800-SEC-0330 for further information on the public information rooms and their copy charges. The SEC also maintains an Internet site at http://www.sec.gov that contains reports, registration statements and other information filed electronically with the SEC.
D.   SUBSIDIARY INFORMATION
Not applicable.

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
RISK
Sopheon's principal financial instruments comprise cash, short-term deposits, lines of credit and overdraft facilities.
The main purpose of these financial instruments is to fund the operations of the business. Sopheon has various other financial instruments, such as trade debtors and trade creditors that arise directly from its operations.
It is, and has been throughout the period under review, Sopheon's policy that no trading in financial instruments will be undertaken. However, during 2002 the Group entered into forward contracts to hedge future known foreign exchange liabilities.
The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk and foreign currency risk as summarized below. The board reviews and agrees upon policies for managing each of these risks.
These policies have remained unchanged during the last 3 years. Interest Rate Risk- On July 28, 1998, the Company issued Pound1,570,920 Convertible Loan Stock in order to fund the working capital requirements of the business. The loan stock bore an interest rate of 5% and was converted into ordinary shares of Sopheon plc on July 31, 2000.

On June 19, 2001 the Company issued Pound2,600,000 Convertible Loan Stock, to provide additional working capital.
This loan bears interest at a fixed rate of 6% per annum and may be converted into ordinary shares of Sopheon plc prior to June 19, 2005. If not converted, the Loan Stock is repayable at par on June 20, 2005.

The Group has a sterling bank loan, of which a total of Pound28,000 remained outstanding at December 31, 2002. This loan bears interest at a fixed rate. Sopheon also has lines of credit and overdraft facilities in sterling, US dollars and Euros at floating rates of interest. Where Sopheon has significant cash resources available that are in excess of the short-term needs of the business, such funds are maintained in sterling and are placed on short- and medium-term bank deposit.

Liquidity Risk   Sopheon's objective is to maintain a balance
between continuity of funding and flexibility through the use of bank overdrafts and loans. Attention is, however, drawn to the report of Sopheon's independent auditors for the periods ended December 31, 2001 and 2002, which refers to disclosures in the financial statements as to Sopheon's recurring losses from operations and lack of funds, which raise substantial doubt about its ability to continue as a going concern. Details of the steps taken by Sopheon to provide the Group with adequate funding to support its activities are set out in Note 1 to the financial statements.

Foreign Currency Risk- As a result of having significant operating units in the United States, Germany and the Netherlands, which give rise to short-term creditors, debtors and cash balances in US dollars and euro, the Group's balance sheet can be affected by movements in exchange rates of these currencies. In managing its structural exposures, Sopheon's objectives are to maintain a low cost of borrowings and to retain some potential for currency related appreciation. Sopheon also has transactional currency exposures. Such exposures arise from sales or purchases by an operating unit in currencies other than that unit's functional currency.

Credit Risk - The Company's financial instruments that are exposed to concentrations of credit risk are primarily trade accounts receivable. Concentrations of credit risk are limited, due to the large number of customers and their dispersion across many different industries and geographic areas as well as several product lines. Historically, the company has relatively low levels of bad debt costs. It should not, however, be inferred that this experience will continue into future periods. The company does not know of any reasons today why this position should change.

Further information, including certain quantitative disclosures on market risk, is given in Note 20 to the financial statements.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

                            PART II
ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES, AND DELINQUENCIES
There has been no default by Sopheon in the payment of principal, interest, sinking or purchase fund installment or other default not cured within 30 days, with respect to any indebtedness of the registrant or any of its significant subsidiaries.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
There have been no material modifications of instruments defining the rights of holders of ordinary shares in Sopheon, since August 25, 2000, the effective date of Sopheon's F-4 Registration Statement.

ITEM 15.  CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures

Based on its review within 90 days of the date of this report of the Group's disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that the Group's current disclosure controls and procedures are effective to ensure that material information relating to the Group is recorded, processed, summarized and reported in a timely manner; and that the information is accumulated and communicated to management to allow timely decisions regarding required disclosure.

Change in Internal Controls

As of the date of this annual report, based on the assessment of the Board, there were no changes in the Group's internal controls, or in other factors that could significantly affect these controls, subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Not applicable

ITEM 16B. CODE OF ETHICS
Not applicable

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Not applicable

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not Applicable


                            PART III

ITEM 17.  FINANCIAL STATEMENTS
The following financial statements together with the report of Ernst & Young LLP thereon are filed as part of the annual report:




Report of Independent Auditors . . . . . . . . . . . . . . .F-1



Consolidated Profit and Loss Account for the years ended December
31, 2000, 2001 and 2002.F-2             . .


Consolidated Statement of Total Recognized Gains and Losses for the
  years ended December 31, 2000, 2001 and 2002                     .
 .......F-3


Consolidated Balance Sheet as of December 31, 2001 and 2002
..F-4


Consolidated Statement of Cash Flows for the years ended December
31, 2000, 2001 and 2002                F-5


Notes to the Financial Statements     . . . . . . . . . . . . . .F-6













ITEM 18.  FINANCIAL STATEMENTS
The Company has responded to Item 17 in lieu of responding to this Item.

ITEM 19.  EXHIBITS


1.1

Memorandum of Association of Sopheon plc as amended by Special
Resolutions passed on August 18, 1996
and November 22, 1999 (incorporated by reference to Exhibit 3.1 to Sopheon plc's Registration Statement on
Form F-4 filed on August 24, 2000 under file number 333-44404).



1.2

New Articles of Association of Sopheon plc as adopted pursuant to a Special Resolution passed on August
28, 1996 and amended by a Special Resolution passed on November 22, 1999 (incorporated by reference to
Exhibit 3.2 to Sopheon plc's Registration Statement on Form F-4 filed on August 24, 2000 under file number
333-44404)



2.1

Instrument dated June 19, 2001 constituting up to Pound4,000,000 6% Convertible Unsecured Loan Stock 2003 of
Sopheon plc of which Pound2,600,000 has been issued (incorporated by reference to Exhibit 2.1 to Sopheon plc's
Annual Report for 2001 on Form 20-F filed on July 15, 2002 under file number 333-44404)



4.1

Convertible Loan Agreement dated June 22, 1998 by and between
PolyDoc plc and Barry Mence,
Nederlandse Participatie Maatschappij NV and Brandon Limited
(incorporated by reference to Exhibit 10.1 to Sopheon plc's Registration Statement on Form F-4 filed on August 24, 2000 under file number 333-44404).



4.2

Secured Promissory Note in the amount of $1,900,000 issued by Teltech Resource Network Corporation to
Sopheon plc, dated June 27, 2000 (incorporated by reference to Exhibit 10.7 to Sopheon plc's Registration
Statement on Form F-4 filed on August 24, 2000 under file number
333-44404).



4.3

Agreement of Sale and Transfer of the AIT business dated as of June 22, 2001 among Sopheon plc and Aventis Research and Technlogies GmbH & Co KG (incorporated by reference to Exhibit 4.1 to Sopheon plc's Annual Report for 2000 on Form 20-F filed on July 15, 2001 under file number 333-44404).



4.4

Recommended Offer by HSBC Investment Bank plc on behalf of Sopheon plc for Orbital Software Holdings plc dated as of October 22, 2001 (incorporated by reference to Exhibit 1 of Form CB filed on 22 October
2001 under file number 333-44404)



4.5

Amended and restated Asset Purchase Agreement between TTECH
Acquisition Corp. as purchaser,
FIND/SVP, Inc. as the parent company of the purchaser, Sopheon
Corporation as vendor and Sopheon plc as the parent company of the vendor, dated as of June 25, 2003 being an agreement for the divestment of
Sopheon Corporation's Information Management business



8.1

Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to Sopheon plc's Registration
Statement on Form F-4 filed on August 24, 2000 under file number
333-44404).



11.1

Certification pursuant to 18 U.S.C. Section 1350, as adopted by
Section 906 of the Sarbanes-Oxley Act of
2002.



11.2

Certification pursuant to 18 U.S.C. Section 1350, as adopted by
Section 906 of the Sarbanes-Oxley Act of
2002.




                           SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: July 3, 2003_____________ SOPHEON PLC


                                By:____Arif Karimjee_________________
                                        Arif Karimjee,
                                        Finance Director
                                        (Principal Financial and
                                         Accounting Officer)



                         CERTIFICATION

I, Andrew Lloyd Michuda, certify that:

       1. I have reviewed this annual report on Form 20-F of Sopheon plc;

       2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

       3. Based on my knowledge, the financial statements, and other financial information included in this annual report fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for the periods presented in this annual report.

       4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange
Act Rules 13a-14 and 15d-14) for the
       registrant and have:

          (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
          (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
          (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

       5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

          (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
          (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls;
and


       6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date or our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



                         By:  _____Andrew Lloyd Michuda________
                              Name:          Andrew Lloyd Michuda
                              Title:         Chief Executive Officer


                      Date:  July 3, 2003

                         CERTIFICATION

I, Arif Karimjee, certify that:

       7. I have reviewed this annual report on Form 20-F of Sopheon plc;

       8. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

       9. Based on my knowledge, the financial statements, and other financial information included in this annual report fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for the periods presented in this annual report.

       10. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange
Act Rules 13a-14 and 15d-14) for the
       registrant and have:

          (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
          (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
          (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

       11. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

          (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
          (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls;
and


       12. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date or our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



                         By:  _______Arif Karimjee_____________
                              Name:          Arif Karimjee
                              Title:         Chief Financial Officer


                      Date:  July 3, 2003



                            EXHIBITS

1.1

Memorandum of Association of Sopheon plc as amended by Special
Resolutions passed on August 18, 1996
and November 22, 1999 (incorporated by reference to Exhibit 3.1 to Sopheon plc's Registration Statement on
Form F-4 filed on August 24, 2000 under file number 333-44404).



1.2

New Articles of Association of Sopheon plc as adopted pursuant to a Special Resolution passed on August
28, 1996 and amended by a Special Resolution passed on November 22, 1999 (incorporated by reference to
Exhibit 3.2 to Sopheon plc's Registration Statement on Form F-4 filed on August 24, 2000 under file number
333-44404)



2.1

Instrument dated June 19, 2001 constituting up to Pound4,000,000 6% Convertible Unsecured Loan Stock 2003 of
Sopheon plc of which Pound2,600,000 has been issued (incorporated by reference to Exhibit 2.1 to Sopheon plc's
Annual Report for 2001 on Form 20-F filed on July 15, 2002 under file number 333-44404)



4.1

Convertible Loan Agreement dated June 22, 1998 by and between
PolyDoc plc and Barry Mence,
Nederlandse Participatie Maatschappij NV and Brandon Limited
(incorporated by reference to Exhibit 10.1 to Sopheon plc's Registration Statement on Form F-4 filed on August 24, 2000 under file number 333-44404).



4.2

Secured Promissory Note in the amount of $1,900,000 issued by Teltech Resource Network Corporation to
Sopheon plc, dated June 27, 2000 (incorporated by reference to Exhibit 10.7 to Sopheon plc's Registration
Statement on Form F-4 filed on August 24, 2000 under file number
333-44404).



4.3

Agreement of Sale and Transfer of the AIT business dated as of June 22, 2001 among Sopheon plc and Aventis Research and Technologies GmbH & Co KG (incorporated by reference to Exhibit 4.1 to Sopheon plc's Annual Report for 2000 on Form 20-F filed on July 15, 2001 under file number 333-44404).



4.4

Recommended Offer by HSBC Investment Bank on behalf of Sopheon plc for Orbital Software Holdings plc dated as of October 22, 2001 (incorporated by reference to Exhibit 1 of Form CB filed on 22 October 2001 under file number 333-44404).



4.5

Amended and restated Asset Purchase Agreement between TTECH
Acquisition Corp. as purchaser,
FIND/SVP, Inc. as the parent company of the purchaser, Sopheon
Corporation as vendor and Sopheon plc as the parent company of the vendor, dated as of June 25, 2003 being an agreement for the divestment of
Sopheon Corporation's Information Management business



8.1

Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to Sopheon plc's Registration
Statement on Form F-4 filed on August 24, 2000 under file number
333-44404).



11.1

Certification pursuant to 18 U.S.C. Section 1350, as adopted by
Section 906 of the Sarbanes-Oxley Act of
2002.



11.2

Certification pursuant to 18 U.S.C. Section 1350, as adopted by
Section 906 of the Sarbanes-Oxley Act of
2002.