Form 20-F
period 2003-12-31
SOPHEON PLC
filed 2004-07-15
CIK 1109418

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 333-44404

SOPHEON PLC
(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES
(Jurisdiction of incorporation or organization)

SURREY TECHNOLOGY CENTRE, 40 OCCAM ROAD,
SURREY RESEARCH PARK, GUILDFORD, SURREY GU2 7YG, UNITED KINGDOM
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each Class N/A	Name of each exchange On which registered N/A

Securities registered or to be registered pursuant to 12(g) of the Act.

N/A
(Title of Class)

Securities for which there is a reporting obligation pursuant to 15(d) of the Act.

Ordinary Shares of 5p each
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

96,410,019 Ordinary shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

  Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [X] Item 18 [ ]

References in this document to "US dollars", "$" or "cents" are to the currency of the United States and references to "pounds sterling", "pounds", "£", "pence" or "p" are to the currency of the United Kingdom. There are 100 pence to each pound. References to euro and "€" are to the currency of the European Economic and Monetary Union. Solely for your convenience, this document contains translations of certain pounds sterling amounts into U S dollars at specified rates. You should not take these translations as assurances that the pounds sterling amounts currently represent US dollar amounts or could be converted into US dollars at the rate indicated or at any other rate, at any time.

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

PART I

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A. SELECTED FINANCIAL DATA.

The following table sets forth selected historical financial data of Sopheon for each of the last five fiscal years in the period ended December 31, 2003. The selected historical data have in part been derived from and should be read in conjunction with Sopheon's audited consolidated financial statements, including the notes thereto, beginning at page F-1 of this document.

Consolidated Profit and Loss Account Data

Amounts in accordance with UK GAAP

Year ended December 31	1999	2000	2001	2002	2003
	£'000	£'000	£'000	£'000	£'000

Turnover
Continuing operations	1,510	4,573	2,829	2,854	2,669
Discontinued operations	-	3,190	11,134	9,499	4,065

	1,510	7,763	13,963	12,353	6,734
Cost of sales	(983)	(5,402)	(10,186)	(9,002)	(4,117)

Gross profit	527	2,361	3,777	3,351	2,617
Sales and marketing expenses	(760)	(3,450)	(7,281)	(5,437)	(3,442)
Administrative expenses	(1,460)	(6,080)	(9,802)	(8,058)	(3,814)
Amortization of goodwill	(323)	(5,561)	(12,288)	(5,922)	(4,586)
Impairment charge re goodwill	-	-	(9,143)	-	-

Operating loss
Continuing operations	(2,016)	(10,664)	(13,620)	(7,568)	(4,269)
Discontinued operations	-	(2,066)	(21,117)	(8,498)	(4,95)

	(2,016)	(12,730)	(34,737)	(16,066)	(9,225)
Share of loss of associated undertaking	-	(76)	(63)	(46)	-
Profit on disposal of operations	-	-	-	-	3,568
Net interest income/(expense)	(56)	861	169	(67)	(149)

Loss for the year before tax	(2,072)	(11,945)	(34,631)	(16,179)	(5,806)

Tax on ordinary activities	-	-	-	126	305

Loss for the year after tax	(2,072)	(11,945)	(34,631)	(16,053)	(5,501)

Loss per share (basic and diluted)	(10.1)p	(33.4)p	(76.2)p	(19.4)p	(6.3)p

Weighted average number of shares issued and outstanding ('000)	20,566	35,732	45,471	82,669	87,275

Amounts in accordance with US GAAP

Year ended December 31	2000	2001	2002	2003
	£'000	£'000	£'000	£'000

Turnover	4,912	2,829	2,854	2,669
Cost of sales	(3,506)	(2,110)	(1,719)	(627)

Gross profit	1,406	719	1,135	2,042
Sales and marketing expense	(3,379)	(3,469)	(3,577)	(2,868)
Administrative expenses	(4,612)	(6,635)	(5,500)	(2,939)
Amortization of goodwill and other intangible assets	(4,024)	(6,458)	(633)	(523)
Impairment charge re goodwill and other intangible assets	-	(2,748)	(4,867)	-

Operating loss	(10,609)	(18,591)	(13,442)	(4,288)
Net interest income/(expense)	481	86	(140)	(149)

Loss before tax	(10,128)	(18,505)	(13,582)	(4,437)
Tax credit	-	-	126	305

Loss after taxes	(10,128)	(18,505)	(13,456)	(4,132)
Share of loss of associated undertaking	(76)	(63)	(46)	-

Loss from continuing operations	(10,204)	(18,568)	(13,502)	(4,132)
Income/(loss) from discontinued operations
Loss from operations	(5,171)	(32,904)	(6,117)	(1,260)
Gain on sale	-	-	-	2,760
Extraordinary gain	-	495	-	-

Loss for the year	(15,375)	(50,977)	(19,619)	(2,632)

Loss per share from continuing operations	(28.5)p	(40.8)p	(16.4)p	(4.7)p

(Loss)/income per share from discontinued operations	(14.5)p	(71.4)p	(7.4)p	1.7p

Net loss per share	(43.0)p	(112.2)p	(23.8)p	(3.0)p

No dividends have been declared or paid in respect of any of the above financial years.

Consolidated Balance Sheet Data

At December 31	1999	2000	2001	2002	2003
	£'000	£'000	£'000	£'000	£'000

Amounts in accordance with UK GAAP

Working capital	5,543	4,726	8,352	(317)	41
Total assets	17,104	46,127	29,988	11,840	2,672
Creditors: amounts falling due after more than one year	(55)	(22)	(2,578)	(2,569)	(2,561)
Shareholders' funds/(deficit)	13,479	38,296	18,365	2,426	(1,885)
Share capital	22,461	56,706	68,337	68,376	69,185

Amounts in accordance with US GAAP

Working capital	5,543	4,726	8,352	(317)	41
Total assets	17,944	61,649	33,281	10,779	4,675
Long-term obligations less current portion	(55)	(22)	(2,505)	(2,569)	(2,561)
Shareholders' equity	14,319	53,818	21,731	1,365	116

Exchange Rates

The tables below set forth, for the periods and dates indicated, the exchange rate for the US dollar against pounds sterling, based on the noon buying rate in The City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York. The period average is based on the average of the noon buying rates on the last day of each month during the period. Such rates are not used by Sopheon in the preparation of its consolidated financial statements.

For the Months of	High	Low

January 2004	$1.85	$1.79
February 2004	$1.90	$1.82
March 2004	$1.87	$1.79
April 2004	$1.86	$1.77
May 2004	$1.84	$1.76
June 2004	$1.84	$1.81

For the Year ended December 31	Period Average

1999	$1.61
2000	$1.52
2001	$1.45
2002	$1.50
2003	$1.63

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Sopheon has a history of losses and its prospects of achieving profitability are dependent on meeting sales targets for its Accolade software. Sopheon has in past years experienced substantial net losses due, in part, to its investment in product development and marketing. The report of Sopheon's independent auditors for the year ended December 31, 2003 refers to the disclosures made in the financial statements as to Sopheon's recurring losses from operations and lack of funds, which give rise to uncertainty about its ability to continue as a going concern. Details of the steps taken by management to provide the Group with adequate funding to support its activities are set out in Note 1 to the financial statements.

Sopheon's lack of profitability and general investor sentiment towards technology companies may affect Sopheon's ability to obtain funding from external investors. Recent years have seen a significant deterioration in investor sentiment towards technology companies. Sopheon has in the past experienced large operating losses and accordingly large cash outflows. Should Sopheon not succeed in achieving profitability, there is no certainty that market conditions will permit it to obtain sufficient further funding from external sources so as to continue to operate in its current form.

Weak economic conditions in recent periods have significantly reduced prospective client budgets for spending on Sopheon's products. Although some limited signs of recovery in Information Technology spending have been noted in the United States, overall weak economic conditions may continue to have an adverse effect on demand for Sopheon's products and services, which could harm Sopheon's business, results of operations and financial condition. In particular, customers' budgets for Information Technology investment have been severely curtailed, thus sales cycles are lengthened and, in many cases, never brought to fruition. Such a continuing climate, if sustained, could have a significant adverse impact on Sopheon's on-going operations.

The expected benefits from Sopheon's recent restructuring may not be realized. During 2003 the Sopheon Board reached the conclusion that a fundamental restructuring of the business was necessary for a responsible continuation of the development strategy for the business. Accordingly, during 2003 the Group's Information Management ("IM") businesses in the United States and Germany were divested, and further cost reduction measures were implemented in Group's Business Process Solutions ("BPS") activities. In order to improve Sopheon's balance sheet, share issues were undertaken during 2003 to raise £1.54 million before expenses and a €10 million equity line of credit was put in place. At December 31, 2003, Sopheon had gross cash resources of £878,000 before lines of credit drawn totalling £154,000. Since the year end, Sopheon has raised a further £1.4 million in equity funding including £0.6 million pursuant to the equity line of credit.

As a consequence of the restructuring, Sopheon is now able to devote all its resources to its BPS Division. However, the divestment of the IM businesses has resulted in the loss of a revenue flow which included a substantial predictable element of renewals by established customers. Accordingly, there will be a reduced level of predictability of Sopheon's future revenue streams, which will depend on a relatively small volume of high value sales of proprietary software.

The acquisitions in recent years of AppliedNet, Teltech, Orbital and AIT and the subsequent disposals of the Teltech's IM division and AIT significantly affect the comparability of Sopheon's results, making it difficult to analyze Sopheon's performance. Accordingly, period-to-period comparisons of Sopheon's operating performance may not necessarily be meaningful and should not be relied on as an indication of future performance.

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

Sopheon is dependent upon certain key management personnel, the loss of whom could have a material impact on it. While service agreements have been entered into with key executives, the retention of their services cannot be guaranteed. The loss of the services of these and other key employees could have a material adverse effect on Sopheon. In addition, it has become increasingly difficult to retain key employees, and the competition for qualified employees has become more difficult.

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

Sopheon's markets continue to be at an early stage of development and it is possible that Sopheon's products may not sell in the quantities or at the prices required to achieve sustained profitability. The market for knowledge management software and services is emerging and evolving. Because this market is new, it is difficult to determine its potential size and growth rate, or the extent to which Sopheon's products will achieve market acceptance. Historically, much of its turnover derived from consultancy, systems integration and research services. Sopheon has divested its research service and has reduced its involvement in bespoke consultancy and systems integration services, to concentrate it resources on its proprietary software solutions. Any delay or failure in the development of the market for Sopheon's software products would harm Sopheon's business and operating results.

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

ITEM 4.          INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Sopheon is a provider of software solutions, focused on the research and development ("R&D") community, to support knowledge intensive business processes that enable customers to access internal and external information sources more efficiently and effectively. Sopheon operates as a public limited company, under the laws of England and Wales, and currently has operations in the United Kingdom, the United States and the Netherlands. Sopheon's registered address and principal place of business is located at Surrey Technology Centre, 40 Occam Road, Guildford GU2 7YG, United Kingdom. Sopheon's telephone number is +44 (0) 1483 685735. In the United States, Sopheon's principal place of business is located at 2850 Metro Drive, Minneapolis MN 55425-1566.

Sopheon was founded in 1993 as PolyDoc NV. In August 1996, PolyDoc plc, a newly incorporated UK holding company, acquired 100% of PolyDoc NV in a group reorganization. In September 1996, PolyDoc plc obtained admission to the Alternative Investment Market (AIM) of the London Stock Exchange and raised £1.66 million by means of a placing of ordinary shares. A further £0.89 million was raised from a venture capitalist in the Netherlands in January 1997, followed by admission to the Euronext stockmarket in Amsterdam in March 1997.

In July 1998, PolyDoc plc issued £1.57 million of 5% convertible loan stock, which was subscribed by three of its shareholders. The loan was converted into ordinary shares, at a price of £1.46 per ordinary share, on July 31, 2000. As part of the transaction, each of the three shareholders was also granted 300,000 warrants to subscribe for ordinary shares at the same price of £1.46 per ordinary share, exercisable on or before March 31, 2001. These warrants lapsed unexercised in 2001.

In December 1998, PolyDoc plc acquired Lessenger Associates BV, a Dutch company offering document management solutions with a customer base of 50 healthcare institutions, for £168,000, satisfied partly in shares and partly in cash (with the cash element raised primarily through a £100,000 share placing). An additional £500,000 was raised in March 1999 through a further share issue.

In November 1999, PolyDoc plc acquired AppliedNet Limited, a company offering knowledge management solutions with an established market presence and commercial infrastructure in the United Kingdom, for £8.3 million in shares. Simultaneously, PolyDoc plc raised £7.7 million (net of issue expenses) through an institutional placing of ordinary shares and changed its name to Sopheon plc. Total costs associated with the transaction were of the order of £0.6 million. Following the change of name of the holding company to Sopheon plc, Polydoc NV was renamed Sopheon NV and AppliedNet was renamed Sopheon UK Limited.

During 1999, Sopheon began to expand its presence in the United States, initially with the recruitment of a chief technology officer and, later, with the creation of a sales and development base in Denver, Colorado.

In February 2000, Sopheon paid £164,000 to Pro-GRAM BV, as part of a commitment to contribute a total of £410,000 for a 25% equity interest in a joint venture with three leading Dutch teaching hospitals to provide software solutions to the medical and healthcare sector.

In March 2000, Sopheon announced the raising of approximately £19.9 million (net of issue expenses of approximately £1.1 million) through an institutional placing of its shares, and also announced the proposed acquisition of Teltech Resource Network Corporation ("Teltech"), a company based in Minneapolis, Minnesota, engaged in research services and the provision of technical and business information to the desktop. The acquisition of Teltech was completed on September 15, 2000 for a total consideration of £26,211,000, financed as to £10,775,000 in cash and the balance in Sopheon shares and share options.

In October 2000, Sopheon announced the launch of its Accolade system, an integrated set of software applications, tools and research capabilities designed to help major corporate customers to enhance their new product development process and success rates. The decision to move forward with Accolade® was partly in response to the slow buying cycles within public sector healthcare institutions which represented Sopheon's market focus in the late 1990s, leading to an emphasis on developing a solution which was both specific to a business application, and positioned to be attractive to customers which would have a rapid and commercial approach to purchasing decisions. Accolade was first released to the market in the second quarter of 2001. Since the initial release further improvements in functionality have been made leading up to the current version, Accolade 5.0, released in October 2003. Sopheon developed this product in partnership with the Ontario-based Product Development Institute.

On June 19, 2001, Sopheon raised an additional £2,600,000 for working capital through the issue to management and other investors of 6% Convertible Loan Stock.

In June 2001, Sopheon completed the acquisition of the Technology and Information Services division of Aventis Research & Technologies ("AIT"), based in Frankfurt, Germany, the business which providing expert research, content delivery and portal and applications development was transferred into a newly established company, Sopheon GmbH.

In November 2001, Sopheon completed the acquisition of UK-based Orbital Software Holdings plc ("Orbital") a leading provider of knowledge sharing and collaboration solutions. Based in Edinburgh, Scotland, Orbital had approximately 80 staff and also had office facilities in Boston, Massachusetts and Gatwick, England. The primary product of Orbital was marketed under the product name "Organik" now marketed as Q&A Centre. Q&A Centre creates an environment in which knowledge workers and user communities can find answers, locate expertise and share knowledge. It is designed to capture the questions and answers of people within an organization and to build a searchable and re-usable knowledge base. Key features of Q&A Centre were incorporated into Sopheon's Accolade software solution.

In the final quarter of 2001, as the Company was reorganized into two operating divisions: Information Management "IM", which comprised the research services side of Sopheon's business acquired with Teltech and AIT; and Business Process Solutions "BPS", which comprised the proprietary Accolade and Q&A Centre software business. A healthcare applications unit was also retained in the Netherlands to focus on regional opportunities in that sector. The reorganization included a sharp reduction in the cost base through elimination of duplicated costs and a significant contraction of the workforce by approximately 80 positions. The overall cost of the restructuring amounted to approximately £1million.

Against a background of general economic uncertainty prevailing during 2002 and into 2003, which created difficult trading conditions for the Group, resulting in continued trading losses and cash outflows, the Sopheon Board concluded that a fundamental restructuring of the business was required to improve the Group's balance sheet and to reduce operating costs, while focusing the business on the high growth potential of its software business. The restructuring measures taken are set out below.

On June 16, 2003, the Company issued 4.5 million new ordinary shares by way of a placing for cash at 12p per share to raise additional working capital for the Company.

On June 30, 2003, the holders of Sopheon's 6% Convertible Loan Stock approved an extension of the maturity date of the stock by a further year to June 19, 2005.

On July 1, 2003, the Company completed the divestiture of its US-based IM business to FIND/SVP, Inc. ("FIND"). The gross value of the transaction amounted to just over $5 million, including $3 million in immediate cash consideration and a further $0.4 million in potential earn-outs. FIND also assumed approximately $2.1 million of net current liabilities and approximately $0.4 million of tangible fixed assets. As part of the structure of the transaction, FIND issued $50,000 of its stock to Sopheon on completion, and Sopheon issued $100,000 of Sopheon ordinary shares to FIND.

On August 18, 2003, Sopheon announced the sale of its German-based IM business to FIND for a nominal sum. At the same time its German-based software and services divisions were spun off to form independent, locally-owned units, which are continuing to support Sopheon's Accolade solution.

Further cost reduction measures were implemented in Sopheon's remaining business, in which headcount was reduced to less than 60 staff.

On October 22, 2003, Sopheon issued 8,333,334 ordinary shares for cash at 12p per share by way of a share placing to raise £1 million (before expenses) in additional working capital for the Group.

On December 23, 2003, the Company announced that it had entered into a definitive agreement with GEM Global Yield Fund Limited ("GEM Global") for a €10 million equity line of credit facility. The agreement takes the form of a subscription and share lending agreement (the "Agreement") such that the Company may, at its option within the terms of the Agreement, require GEM Global to subscribe for Sopheon shares at a 10% discount to the average market bid price for the 15 days preceding the issue, up to an aggregate of €10 million over the two-year life of the Agreement. GEM Global's obligation to subscribe for shares is subject to certain restrictions including the prevailing trading volumes of Sopheon shares on the Euronext stock exchange. In all other respects the Company remains in control of the amount and timing of any subscription under the equity line and is under no obligation to use the facility at any point during the term.

On January 26, 2004, Sopheon issued 3,600,000 ordinary shares for cash at 23p per share by way of a share placing to raise £828,000 (before expenses) and on March 3, 2004 Sopheon issued 2,000,000 ordinary shares to GEM Global pursuant to the Agreement referred to above to raise approximately £620,000 (before expenses), both issues providing additional working capital for the Group.

On June 25, 2004, Sopheon issued 4,651,163 ordinary shares for cash at 21.5p to raise approximately £1,000,000 before expenses. It also announced that it is putting proposals to the holders of its 6% Convertible Loan Stock 2005 to defer maturity by six months from June 2005 to December 2005 and reconstitute the instrument such that it will automatically convert to equity at maturity, rather than be repayable, and to eliminate the 6% annual interest coupon. The majority of loan stockholders have confirmed their agreement to the proposal. The modifications would result in the instrument being classified as equity rather than debt in the Company's balance sheet.

B. BUSINESS OVERVIEW

Introduction

The Sopheon Group is an international provider of software and services that enable client organisations to improve their return on investments in innovation and product development.

During 2003 Sopheon divested its information management divisions in the United States and Germany.

Sopheon has operating bases in the United States, United Kingdom and the Netherlands.

Analysis of Turnover By Geographical Destination

Year ended December 31	2003	2002	2001
	£'000	£'000	£'000

United Kingdom	551	820	2,026
Rest of Europe	942	835	375
North America	1,069	1,095	201
Rest of World	107	104	227

Continuing businesses	2,669	2,854	2,829

United Kingdom	-	9	-
Rest of Europe	1,712	3,177	2,864
North America	2,349	6,296	8,270
Rest of World	4	17	-

Discontinued businesses	4,065	9,499	11,134

	6,734	12,353	13,963

Analysis of Turnover By Category of Activity

Year ended December 31	2003	2002	2001
	£'000	£'000	£'000

Continuing businesses - software and consultancy	2,669	2,854	2,829
Discontinued businesses - software and consultancy	252	453	825
Discontinued businesses - information research and services	3,813	9,046	10,309

	6,734	12,353	13,963

Reliance on licenses, contracts and other relationships

Certain Sopheon products incorporate software licensed from third parties in the ordinary course of business. Sopheon has also entered into industrial and commercial contracts with customers, suppliers, lessors and other parties and has entered into financing arrangements with banks and other financial institutions in the ordinary course of business, and its operations are dependent on these contracts and arrangements. In addition, Sopheon's range of software products is based on a number of intellectual property assets, the most significant of which are:

  Sopheon's "Integrated Document Production Architecture" ("IDP/A"), which enables the creation of specific software applications for a wide variety of industry sectors, and is the subject of a European patent granted January 1988 and a US patent granted in February 2004.

  Orbital's "Information System using Human Resource Profiles", which is used in the Q&A Centre (formerly Organik) product and is the subject of US and UK patents. European patent applications have been filed.

  A business partnership agreement with the Product Development Institute ("PDI") of Ontario, Canada, which grants Sopheon the rights to embed certain new product development methodologies and content into its Accolade products.

In addition, Sopheon has filed trademark applications in the European Union, the United States and Canada for a number of its brands and products including "Sopheon", the Sopheon logo, "Sopheon Accolade", "IDP/A" and "Organik" Sopheon has no other dependence on patents, licenses, industrial, commercial or financial contracts, or new manufacturing processes, which is material to its business.

Sopheon's businesses in the United Kingdom, the Netherlands and the United States are impacted by government regulations relating to employment, health and safety and other areas non-specific to Sopheon's business. Sopheon is not aware of any specific regulatory body applicable to the conduct of its business in any of these countries.

C. ORGANIZATIONAL STRUCTURE

Details of the investments in which the Group holds more than 20% of the nominal value of any class of share capital are set out below. Companies marked with an asterisk* are held via Sopheon UK Limited and those marked with an obelus† are held via Orbital Software Holdings plc.

Name of Company and country of incorporation	Holding	Proportion of ownership interest	Nature of Business

Sopheon Corporation	Common Stock	100%	Software sales and services
Minnesota USA

Sopheon Corporation	Common Stock	100%	Software development
Delaware USA

Sopheon NV	Ordinary Shares	100%	Software sales and services
The Netherlands

Lessenger BV	Ordinary Shares	100%	Software sales and services
The Netherlands

Sopheon UK Ltd	Ordinary Shares	100%	Software sales and services
United Kingdom

Orbital Software Inc.†	Common Stock	100%	Dormant
Delaware, USA

Orbital Software Holdings plc	Ordinary Shares	100%	Dormant
United Kingdom

Sopheon Edinburgh Ltd†	Ordinary Shares	100%	Dormant
United Kingdom

Orbital Software Europe Ltd†	Ordinary Shares	100%	Dormant
United Kingdom

Network Managers (UK) Ltd*	Ordinary Shares	100%	Dormant
United Kingdom

AppliedNet Ltd*	Ordinary Shares	100%	Dormant
United Kingdom

Future Tense Ltd*	Ordinary Shares	100%	Dormant
United Kingdom

Polydoc Ltd	Ordinary Shares	100%	Dormant
United Kingdom

Applied Network Technology Ltd*	Ordinary Shares	100%	Employee Share Ownership Trust
United Kingdom

D. PROPERTY, PLANTS AND EQUIPMENT

Sopheon does not own real property but leases premises in several locations. The basic terms of the leases and the locations of properties leased by Sopheon are as follows:

Location	Expiry of lease	Total square feet	Use

Guildford, England	At one month's notice	3,300	Office
Minneapolis, Minnesota, United States	October 2004	7,500	Office
Arvada, Colorado, United States	May 2005	8,414	Office
Amsterdam, the Netherlands	December 2006	4,887	Office
Maastricht, the Netherlands	December 2004	3,875	Office
Edinburgh, Scotland	April 2005	4,000	Vacant

Sopheon considers its properties and equipment to be adequate in the context of its current business plan. Full provision has been made in Sopheon's financial statements for future rental payments in respect of the vacant Edinburgh property.

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The following discussion is based upon the Company's financial statements for the three-year period to December 31, 2003, which have been prepared in accordance with accounting principles generally accepted in the United Kingdom. The results for the three-year period ended December 31, 2003 are summarized in the table below.

Year ended December 31	2003	2002	2001
	£'000	£'000	£'000

TURNOVER
Continuing businesses	2,669	2,854	2,829
Discontinued businesses	4,065	9,499	11,134

	6,734	12,353	13,963
Cost of sales	(4,117)	(9,002)	(10,186)

GROSS PROFIT	2,617	3,351	3,777
Sales and marketing expenses	(3,442)	(5,437)	(7,281)
Research and development expenses	(1,237)	(2,331)	(3,010)
Amortisation and impairment charges in respect of goodwill	(4,586)	(5,922)	(21,431)
Other administrative expenses	(2,577)	(5,727)	(6,792)

OPERATING LOSS
Continuing businesses	(4,269)	(7,568)	(13,620)
Discontinued businesses	(4,956)	(8,498)	(21,117)

	(9,225)	(16,066)	(34,737)
Share of operating loss of associated undertaking	-	(46)	(63)
Profit on disposal of operations	3,568	-	-
Other (expense)/income, net	(149)	(67)	169

LOSS FOR THE YEAR BEFORE TAX	(5,806)	(16,179)	(34,631)
Tax credit	305	126	-

LOSS FOR THE YEAR AFTER TAX	(5,501)	(16,053)	(34,631)

The results for the three years can also be expressed in terms of percentages of turnover as follows:

Year ended December 31	2003	2002	2001

TURNOVER
Continuing businesses	40%	23%	20%
Discontinued businesses	60%	77%	80%

	100%	100%	100%
Cost of sales	(61)	(73)	(73)

GROSS PROFIT/(LOSS)	39	27	27
Sales and marketing expenses	(51)	(44)	(52)
Research and development expenditures	(19)	(19)	(22)
Amortisation and impairment charges in respect of goodwill	(68)	(48)	(153)
Other administrative expenses	(38)	(46)	(49)

OPERATING LOSS
Continuing businesses	(63)	(61)	(95)
Discontinued businesses	(74)	(69)	(154)

	(137)	(130)	(249)
Profit on disposal of operations	53	-	-
Other income/(expense), net	(2)	(1)	1

LOSS FOR THE YEAR	(86)	(131)	(248)
Tax credit	5	1	-

LOSS FOR THE YEAR AFTER TAX	(81)	(130)	(248)

Management's Discussion and Analysis

Summary

The Sopheon Group is an international provider of software and services. The Sopheon Accolade product development system automates gate- or phase-based product development processes and provides strategic decision support that allows companies to improve innovation, cut product development spending waste and shorten time-to-market. Sopheon's Monitor software operates as a "reading robot" that automatically reviews, filters, analyzes and pushes relevant content to healthcare and engineering professionals to enable effective compliance with protocols, standards and regulations.

The majority of clients who purchase Sopheon's software and services are R&D intensive companies in the high-tech, life sciences and healthcare industries. The market for Sopheon's software and services is highly competitive with demand sensitive to trends in the overall economy.

Coming into 2003, the Sopheon group comprised two separate operating divisions, Information Management ("IM") representing research analyst services and information provision, and Business Process Solutions ("BPS") representing the group's software and services activities.

During 2003, Sopheon embarked on a restructuring of the Group in order to concentrate resources on the group's software and services business, and in particular on its proprietary Accolade software solution. The restructuring involved the divestment of Sopheon's IM businesses in the United States and Germany, which were completed in July 2003 and August 2003, respectively, together with the implementation of further cost reductions in Sopheon's continuing software and services businesses.

In 2003, revenues associated with Sopheon's software solutions represented over 90% of revenue from its continuing businesses.

Sopheon's corporate headquarters are in Guildford in the United Kingdom, close to the majority of its investor base, and its operational headquarters are in Minneapolis. The Company also has operating bases in Denver in the United States and in the Netherlands. Sopheon's shares are traded on the Alternative Investment Market of the London Stock Exchange and on Euronext in the Netherlands.

Turnover

Sopheon's 2001 consolidated turnover amounted to £13,963,000. In addition to the effect of having a full year of trading of the Teltech business acquired in September 2000, this included a contribution of £2,865,000 from AIT for the six months from July 1, 2001 and £132,000 and from Orbital for the six-week period from November 16, 2001. Approximately 74% of total revenues were generated from IM. BPS contributed 26% of revenue during the year. Both areas experienced a difficult year. Coupled with the impact of general market conditions, certain IM revenues were adversely impacted by customer merger and acquisition and restructuring activity. Turnover from bespoke applications and consultancy services, part of BPS, reduced sharply in line with the end of the website construction boom. This reduction was partially offset by the initial revenues contributed by Accolade licenses and services. Revenue performance for Accolade has itself been influenced by the caution in the marketplace over investment in new systems, leading to longer buying cycles and some disappointment at the speed of conversion of the sales pipeline. Revenues relating to Sopheon's traditional healthcare solutions are included within the BPS results.

Sopheon's 2002 turnover amounted to £12,353,000, a reduction of £1,610,000 compared with 2001. This decline can be attributed to continued economic uncertainty, which persisted during 2002. Within this total, Sopheon's IM business contributed £9,046,000 (73%), representing a decline of £1,263,000 as the IM division faced continuing pressure, with the German business particularly hard hit. Sopheon's BPS business contributed £3,307,000, a decline of £353,000. Within the BPS division, turnover from sales of Sopheon's own solutions rose by £1,064,000, offset by a decline of £1,362,000 in sales of bespoke developments and third party products. In the BPS division, activity related to Accolade accelerated, with 30 transactions in 2002 compared with four in 2001 As a result of these developments, 65% of the total BPS turnover during 2002 was related to Sopheon's proprietary products and services as opposed to third party and bespoke solutions. This compares to 30% in 2001. Nevertheless, Sopheon's integration teams continued to work on bespoke projects, at a reducing level, as the Company continued the transition to supporting its own products. Sopheon's 2002 turnover comprised £2,854,000 from continuing businesses and £9,499,000 from businesses divested during 2003.

Sopheon's 2003 turnover amounted to £6,734,000, a reduction of £5,619,000 compared with 2002. Turnover in 2003 includes £4,065,000 in respect of Sopheon's predominantly IM businesses in the United States and Germany, which were divested in July 2003 and August 2003, respectively. Turnover from Sopheon's continuing BPS businesses in the United States, the United Kingdom and the Netherlands was £2,669,000, a reduction of £185,000 compared with 2002. However, over 90% of Sopheon's continuing BPS turnover consisted of revenue from Sopheon's proprietary software, compared with 76% in 2002 and just 39% in 2001.

Market conditions for Sopheon's BPS business continued to be tough during 2003, but in the fourth quarter some improvement in demand was noted, with orders for nine new Accolade licenses being received, the highest quarterly total to date.

No single customer accounted for 10% or more of Sopheon's consolidated revenues in any of the years 2003, 2002 or 2001.

Gross Margin

In 2001, the BPS and IM divisions achieved gross margins of 20% and 29%, respectively, contributing to an overall gross margin of 27%.

In 2002, the BPS and IM divisions achieved gross margins of 34% and 24%, respectively, contributing to an unchanged overall gross margin of 27%. Turnover from Sopheon's proprietary software products grew significantly, contributing to the gross margin improvement in its BPS division, and offsetting the lower contribution from work on bespoke projects, which continued at a lower level, as the Company continued to transition to supporting its own products. The gross margin for the IM business in 2002 reflected the effects of weak economic conditions, leading to lower staff utilization. The German business was particularly hard hit, as a number of clients reduced their level of activity with Sopheon as a result of their own restructuring or M&A activity, while employment conditions in Germany meant that the cost base remained relatively rigid.

Overall gross margin was 39% in 2003 compared with 27% in both 2002 and 2001. This is a result of the divestment of Sopheon's lower margin IM business in the United States and Germany during 2003 (which is included only up to the dates of disposal) and the increasing proportion of high margin revenue from proprietary software products included in Sopheon's continuing BPS business. Gross margin from Sopheon's continuing business in 2003 was 77%. Gross margin on the businesses that were divested in 2003 was 14%, further depressed by the high and rigid cost structure inherent in the German IM business.

The gross margin for the IM business was lower in 2003 at 14% compared with 24% in 2002, reflecting the continued effects of weak economic conditions noted above in both the United States and Germany.

Sales, Marketing and Administrative Costs

Sales and marketing expenses totaled £7,281,000 in 2001, reflecting the acquisitions of Teltech, AIT and Orbital. In 2002, sales and marketing costs fell in absolute terms by 25% to £5,437,000 and as a proportion of turnover, as part of the overall cost base and headcount reductions implemented during the year. In 2003, sales and marketing costs fell again in absolute terms by 37% (reflecting the divestment if the IM businesses and the further cost rationalization measures) but were higher as a percentage of turnover as marketing resources were concentrated on Sopheon's proprietary Accolade software.

Notwithstanding the reduced marketing spend, Sopheon achieved increases in activity relating to its Accolade software in 2002 and again in 2003, to reach the position at end 2003 where it had over 30 licensed software customers.

Sopheon's administrative expenses, excluding R&D costs and goodwill amortization, amounted to £2,577,000 in 2003 compared to £5,727,000 in 2002 and £6,792,000 in 2001. This category includes all facility and internal infrastructure costs in addition to the specific finance, human resources and administration departmental expenses. The high level of administrative costs in 2001 was primarily linked to the impact of the geographically disparate acquisitions which were made during 2000 and 2001. At the end of 2001, the annualized fixed cost base for the combined businesses of the Sopheon Group, including AIT and Orbital, was reduced by over 25%, through elimination of duplicated costs and a significant contraction of the workforce amounting to approximately 80 positions. The reduced level of administrative costs in 2002 reflects these reductions, in addition to a further reduction of fixed costs by 35% during 2002, bringing the cumulative reduction since Sopheon's acquisition of Orbital in late 2001 to 55%. Headcount was reduced to 184 at the end of 2002, compared with 264 in January 2002 and 349 in late 2001.

During 2003, administration costs fell by a further 55%, as a result of the divestment of the Group's IM businesses and further rationalization of Sopheon's continuing activities, with headcount reducing to 60 at the end of 2003.

Research and Development Costs

The gross and net research costs can be analyzed as follows:

Year ended December 31	2003	2002	2001
	£'000	£'000	£'000

Research and development costs	1,237	2,331	3,010
Grants and subsidies	-	(69)	(19)

Net expenditure charged	1,237	2,262	2,991

R&D spending in 2001 was predominantly focused at Sopheon's Denver operation on the development of the Accolade solution, with the first market release (version 2.0) in the second quarter and a further, enhanced release (version 3.0) at the turn of the year. Development also continued on certain Sopheon linguistic and healthcare applications in use. However, significant development activities relating to AppliedNet's Knowledge Agents and Teltech's research portals did not continue beyond the first half of the year.

The acquisition of Orbital brought with it a development based in the Edinburgh location and focused on its Organik solution. During 2002, the Organik solution (now marketed as "Q&A Centre") was incorporated into version 4.0 of Sopheon's Accolade product, providing important additional functionality designed to enable organizations to capture and reuse information using a "question and answer" technique. Following the release of Accolade version 4.0 Sopheon's R&D resources were scaled back and concentrated at Sopheon's Denver office as part of the cost base and headcount reductions implemented during the year.

In 2003, development work at Denver continued to focus on Accolade, culminating in the release of Accolade version 5.0, incorporating improved capabilities specific to the control of new product development.

Amortization of Goodwill

During 2001, in order to reflect the changed market conditions since the acquisitions of AppliedNet and Teltech, the total goodwill charge was £21,431,000, comprising £12,288,000 of amortization and an exceptional impairment charge of £9,143,000. The impairment charge in 2001 was calculated in accordance with the UK's Financial Reporting Standard 11, and represents £2,330,000 in respect of AppliedNet, leaving a carrying value of £nil, and £6,735,000 in respect of Teltech, leaving a carrying value of £9,678,000. The impairment charges were computed using a discount rate of 15%.

The charge for goodwill amortization in 2002 fell sharply to £5,922,000 and fell further in 2003 to £4,586,000. These amounts represent the amortization charge required in respect of the residual net book value of goodwill arising from the acquisitions of Teltech and Orbital, and negative goodwill in respect of the acquisition of AIT, based over estimated economic lives of three years in each case.

During 2003, the remaining amounts attributable to goodwill arising from the acquisition of Teltech were fully amortized. The residual amount of negative goodwill arising from the acquisition of AIT was written off on the disposal of that business in August 2003. At December 31, 2003, the Group carried unamortized goodwill of £440,000, all of which arises from the acquisition of Orbital in November 2001.

Other Income/(Expense)

This category includes bank interest receivable and interest payable and similar charges.

In 2001, net interest income of £169,000 was recorded. Interest receivable amounted to £373,000. Interest expense was £204,000 including interest on the 6% Convertible Unsecured Loan Stock issued in June 2001.

In 2002, net interest expense was £67,000, comprising £260,000 in net interest received in respect of Sopheon's cash and bank deposits, and £327,000 in interest expense. Interest receivable was lower than in 2001, mainly reflecting lower short-term interest rates and the lower level of Sopheon's cash and bank deposits which amounted to £3,355,000 at the end of 2002. The main element in the increase in interest expense in 2002 was a full year's charge in respect of the 6% Convertible Unsecured Loan Stock.

In 2003, net interest expense was £149,000 and consisted of interest receivable of £76,000, reflecting a further reduction in the Group's cash balances and interest payable of £225,000, including £171,000 in respect of the 6% Convertible Loan Stock and £54,000 in respect of bank interest, which was lower because of reduced use of the group's US-based line of credit following the divestment of the US IM business.

During each of the three years, the main components of interest expense were interest paid on the bank line of credit, which is secured against the receivables of Sopheon Corporation Minnesota, and interest on the 6% Convertible Loan Stock.

Taxation

At December 31, 2003, tax losses estimated at £53 million were available to carry forward by Sopheon, arising from historical losses incurred. Approximately £13 million of the tax losses relate to Teltech Resource Network Corporation and to Orbital Software Inc, the future utilization of which may be restricted under section 382 of the US Internal Revenue Code, whereby the ability to utilize net operating losses arising prior to a change of ownership is limited to a percentage of the entity value of the corporation at the date of change of ownership and is subject to a fifteen-year time limit from the year in which the losses were incurred. Full allowance has been made against the deferred tax asset relating to the above tax losses, due to prior year reported losses and the lack of certainty over future operating profits in the relevant companies.

In 2003 and 2002, Sopheon benefited from UK tax credits in respect of its R&D expenditure amounting to £305,000 and £126,000, respectively.

B. LIQUIDITY AND CAPITAL RESOURCES

Overview

A summary of Sopheon's historical fund raising activities is provided in the Item 4 --"History of the Company".

On December 31, 2003, the Group had £878,000 available in cash resources against which there were outstanding bank lines of credit and other borrowings totaling £2,746,000, including £2,561,000 of 6% Convertible Unsecured Loan Stock 2005 (described below) issued to management and other investors. Net current assets were £41,000 at the year end, comprising current assets of £2,037,000 less current liabilities of £1,996,000. Deferred revenue of £291,000 is included in current liabilities.

Capital expenditures are expected to be below £50,000 in 2004.

While Sopheon does not own any freehold or leasehold property, it occupies several office locations around the world involving leases of varying duration, and is committed to annual property rental charges at December 31, 2003 of approximately £363,000 per annum.

Sopheon has continued to generate operating losses and cash outflows during 2003 and, although it has succeeded in reducing its cost base during 2003, continued cash burn is likely during at least part of 2004.

On June 19, 2001, Sopheon raised £2,600,000 for working capital through the issue of convertible loan stock to management and other investors. The principal terms of the convertible loan stock, as adjusted by subsequent resolutions of stockholders on November 7, 2002 and June 30, 2003 are as follows:

  The Loan Stock carries an annual coupon rate of 6%.

  The conversion price for the Loan Stock (the "Conversion Price") is 12p per share. Conversion of the Loan Stock is at the option of the investor at any time prior to redemption. Any portion of the Loan Stock, which is not converted, will be redeemed at par on June 19, 2005.

  The Conversion Price may be adjusted if, at any time after the date of issue of the Loan Stock and before the date of conversion, the Company undertakes a placing or similar equity issue at a lower price, in which event the Conversion Price will be reset to the higher of the placing price or the nominal value of Sopheon shares, which is 5p.

On June 25, 2004 the Company announced that proposals would be put to holders of the 6% Convertible Loan Stock 2005 to defer maturity of the stock to December 2005 and to reconstitute the instrument such that it will on maturity automatically convert into ordinary shares rather than be repayable at par, and the annual 6% interest coupon will be eliminated. Holders of a majority of the stock have given irrevocable undertakings to vote in favour of the proposals at an Extraordinary General Meeting of stockholders convened for July 14, 2004. The proposed modifications to the stock will enable the instrument to be reclassified as equity in the balance sheet under UK GAAP.

Sopheon has in place a secured line of bank credit of $1,000,000 (£0.6 million). The facility is limited to 80% of the Sopheon Corporation Minnesota's operation's eligible accounts receivable. As of December 31, 2003, total outstanding borrowings were $155,000. Borrowings under the facility bear interest at the rate of 2% over the bank's prime rate (4% at December 31, 2003) The line of credit is due for renewal in September 2004. In addition to its security against the accounts receivable of Sopheon Corporation Minnesota, the facility is also secured against substantially all the assets of that company.

On December 23, 2003, Sopheon entered into a definitive agreement with GEM Global Yield Fund Limited ("GEM Global") for a €10 million equity line of credit facility. The agreement takes the form of a subscription and share lending agreement (the "Agreement") such that the Company may, at its option within the terms of the Agreement, require GEM Global to subscribe for Sopheon shares at a 10% discount to the average market bid price for the 15 days preceding the issue, up to an aggregate of €10 million over the two year life of the Agreement. GEM Global's obligation to subscribe for shares is subject to certain restrictions including the prevailing trading volumes of Sopheon shares on the Euronext stock exchange. In all other respects the Company will remain in control of the amount and timing of any subscription under the equity line and is under no obligation to use the facility at any point during the term. On March 3, 2004, the Company raised £620,000 before expenses by way of a placing of 2,000,000 new ordinary shares for cash under the Agreement.

In addition to its use of the equity line of credit facility, the Company raised £828,000 before expenses by way of a placing of 3,600,000 new ordinary shares for cash at 23p per share on January 24, 2004 and a further £1,000,000 before expenses by way of a placing of 4,651,163 new ordinary shares for cash at 21.5p per share on June 25, 2004.

Sopheon's budget for 2004 assumes that the equity funds raised during the year to date, together with the renegotiation of the Convertible Loan Stock 2005, and the facilities available to the Group as described above, will be sufficient to meet the Group's working capital requirements, until the position is reached where the Group is cash generative. This assumption is predicated on Sopheon's ability to meet revenue and cost targets established in its 2004 business plans. However, as indicated in note 1 to Sopheon's financial statements, in the event that Sopheon's financial results differ materially from those expected, the cash generated from sales would be insufficient to cover the cash outflows of the Group.

The Group's cash-flow statements for the three years to December 31, 2003 are set out on page F-5, and are summarized below:

Year ended December 31	2003	2002	2001
	£'000	£'000	£'000

Net cash outflow from operating activities	(4,332)	(10,268)	(11,224)
Return on investments and servicing of finance	(149)	(67)	169
Taxation	305	126	-
Capital expenditure	(27)	(86)	(201)
Acquisitions and disposals	1,031	-	13,037
Management of liquid resources	1,934	8,186	(3,512)

Net cash outflow before financing	(1,238)	(2,109)	(1,731)
Financing	1,480	(12)	4,083

Increase/(decrease) in cash	242	(2,121)	2,352

During the period, Sopheon has invested in marketing and product development, resulting in net cash outflows on operating activities, which have been financed primarily by the issue of equity capital and convertible loan stock.

At December 31, 2003, Sopheon had short-term borrowings of £185,000 consisting primarily of the line of credit in the United States.

In addition, Sopheon had £2,561,000 in 6% Convertible Loan Stock 2005, issued to management and other investors. Subject to the passing of a resolution at the Extraordinary General Meeting of stockholders convened for July 14, 2004 in respect of which stockholders representing a majority of the loan stock have given irrevocable undertakings to vote in favour, this instrument will be reconstituted such that at maturity it will not be repayable but will automatically convert into ordinary shares, that it will no longer carry a 6% interest coupon, and accordingly may thenceforth be treated in Sopheon's balance sheet as equity shareholders' funds.

The report of Sopheon's independent auditors for the year ended December 31, 2003 refers to the disclosures made in the financial statements as to Sopheon's recurring losses from operations and lack of funds, which raise uncertainty over its ability to continue as a going concern. Details of the steps taken by management to provide the Group with adequate funding to support its activities are set out in Note 1 to the financial statements.

Further information, including certain qualitative and quantitative disclosures on market risk, is given in Item 11 and in Note 20 to the financial statements.

C. RESEARCH AND DEVELOPMENT, PATENTS, AND LICENSES, ETC.

Sopheon's expenditure on R&D in the three-year period ended December 31, 2003 is summarized in Section A of Item 5 above.

In 2001, Sopheon was granted a European patent in connection with its knowledge management software architecture and methodology originally developed in the early 1990s, and in February 2004 a US patent protecting this core technology was granted.

The technology portfolio has also been enhanced by Sopheon's patented profiling technology acquired with Orbital, in respect of which a US Patent was granted on February 25, 2003. During 2002, these technologies were integrated into the Accolade system, applying them to the process of creating, publishing and re-using content from knowledge bases and communities of interest built up by an organization during the product development life cycle.

D. TREND INFORMATION

Sopheon has seen some early signs of improvement in the investment climate in the fourth quarter of 2003 and continuing into the first six months of 2004. Sopheon further reduced its cost base during 2003, and continued to develop its flagship software product Accolade, with the launch of version 5.0 in October 2003. Accolade continues to generate a high level of interest and sales activity, with an expanding installed client base, and increased validation of the market. Accolade has demonstrated consistently that it is a valuable solution in which clients are prepared to invest. The divestiture of Sopheon's US-based and German IM businesses has reduced complexity and sharpened focus. This progress supports Sopheon's belief that there is a positive outlook for Accolade in the current year, and that Sopheon is well-positioned to continue to advance toward its goal of becoming a leading international supplier of software and services that improve the financial return on innovation and product development investments.

At Sopheon's Annual General Meeting of shareholders held on June 25, 2004 the Chairman reported that the Company had made further significant progress in the current year towards meeting its operational objectives, both in terms of recurring revenues from existing clients and new Accolade licence sales.

E. OFF-BALANCE SHEET ARRANGEMENTS

The Group had no off-balance sheet arrangements in place during 2003 as defined by the Commission.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth the aggregate maturities of the Group's debt and operating leases and other long term obligations for the five years subsequent to December 31, 2003.

	2004	2005	2006	2007	2008 and thereafter	Total

	£'000	£'000	£'000	£'000	£'000	£'000
Borrowings	185	2,561	-	-	-	2,746
Operating lease obligations	422	155	86	9	-	672

Total	607	2,716	86	9	-	3,418

G. SAFE HARBOR

Sopheon plc wishes to take advantage of the safe harbor provisions of S27A of the Securities Act 1934 and Schedule 21E of the Securities Exchange Act 1934 in respect of forward-looking information provided pursuant to Item5 D and E.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The directors and executive officers of Sopheon are as follows:

Directors

Name	Age	Title

Barry Mence	51	Executive Chairman
Andrew Michuda	49	Chief Executive Officer
Arif Karimjee	37	Chief Financial Officer and Company Secretary
Stuart Silcock	56	Non-executive director
Bernard Al	59	Non-executive director
Andrew Davis	46	Non-executive director
Daniel Metzger	50	Non-executive director

Executive Officers

Name	Age	Title

Paul Heller	42	Chief technology officer
Huub Rutten	56	Vice President product research and definition

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

Andrew Michuda, Executive Director. Andrew Michuda was appointed Chief Executive Officer of Sopheon in September 2000. He was elected as President and Chief Executive Officer of Teltech in April, 1997 and has served as a Director of Teltech since that time. Mr. Michuda held the position of Vice President of Teltech from 1994 until 1997. He earlier held senior leadership positions at Control Data, including general manager of the business that evolved into Decision Data, the world's largest independent computer services provider.

Arif Karimjee, Executive Director. Arif Karimjee has served as Chief Financial Officer of Sopheon since February 2000. Mr. Karimjee was previously an accountant and auditor with Ernst & Young from August 1988 until joining Sopheon.

Stuart Silcock, Non-executive Director. Stuart Silcock has served as a Director of Sopheon from its inception in 1993. Since 1982, Mr. Silcock has been a principal partner of Lawfords & Co. and a director of Lawfords Ltd., chartered accountants. Mr Silcock has been a non-executive director of Brown & Jackson Plc since June 2001, and also holds a number of other UK directorships.

Bernard Al, Non-executive Director. Bernard Al was appointed as a non-executive director of Sopheon in January 2001 and is a former Chief Executive Officer of Wolters Kluwer in the Netherlands and has a background in science and linguistics.

Andrew Davis, Non-executive Director. Andrew Davis was a founder of Spider Systems Ltd in 1983 and held the post of Chief Technology Officer for 12 years. He left Spider Systems Limited in 1995 when it was sold to Shiva Corporation. He has since been an investor/director in a number of companies, including Orbital Software Holdings plc.

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

Paul Heller is Chief Technology Officer. He joined Sopheon in June 1999, having previously been Vice President of Product Management for Baan Company.

Huub Rutten is responsible for Sopheon's healthcare business in the Netherlands and also has responsibility for product research. A founder of PolyDoc, he has been an employee of Sopheon for over seven years, and was a director of Sopheon until September 2000 when he assumed a more operational role.

B. COMPENSATION

Directors' Remuneration

Set out below is a summary of the fees and emoluments received by those persons who were directors of Sopheon during the fiscal year 2003, or (where applicable) during their period of office.

	Salary and Fees	Benefits	Contributions to Pension	Total 2003
Executive directors	(£)

B.K. Mence	110,969	4,790	4,875	120,634
A. L. Michuda	107,507	5,973	2,145	115,625
A. Karimjee	82,500	943	3,556	86,999

Non-executive directors

S.A. Silcock	18,000	-	-	18,000
B.P.F. Al	18,000	-	-	18,000
A.B. Davis	18,000	-	-	18,000
D. Metzger	18,000	-	-	18,000

	372,976	11,706	10,576	395,258

The emoluments of S.A. Silcock are paid to Lawfords Limited, of which Mr. Silcock is a director.

The following table shows emoluments payable to all directors and executive officers of Sopheon as a group in the year to December 31, 2003.

	Salaries and fees	Benefits	Pension contributions	Total
	£'000	£'000	£'000	£'000

Total for all directors and executive officers	641	40	14	695

The following table provides summary information for each of the directors who held office during the year and who held options to subscribe for Sopheon ordinary shares. All options were granted without monetary consideration.

	Date of Grant	Exercise price	At December 31, 2002	Granted during year	Exercised during year	At December31, 2003

B.K. Mence (1)	May 2, 2001	77.5p	22,500	-	-	22,500
B.K. Mence (1)	April 30, 2002	14.75p	100,000	-	-	100,000
A. L. Michuda (2)	September 15, 2000	184p	187,600	-	-	187,600
A. L. Michuda (2)	September 15, 2000	230p	7,846	-	-	7,846
A. L. Michuda (2)	September 15, 2000	322p	12,501	-	-	12,501
A. L. Michuda (2)	September 15, 2000	368p	1,756	-	-	1,756
A. L. Michuda (3)	October 2, 2000	427.5p	16,280	-	-	16,280
A.L. Michuda (3)	January 1, 2001	160p	5,030	-	-	5,030
A.L. Michuda (3)	May 2, 2001	77.5p	54,662	-	-	54,662
A.L. Michuda (4)	April 30, 2002	14.75p	487,932	-	-	487,932
A.L Michuda (4)(6)	November 5, 2003	16.25p	-	2,225,000	-	2,225,000
A. Karimjee (1)	November 22, 1999	150p	100,000	-	-	100,000
A. Karimjee (1)	May 2, 2001	77.5p	12,500	-	-	12,500
A. Karimjee (5)	April 30, 2002	14.75p	150,000	-	-	150,000
A. Karimjee (6)(7)	November 5, 2003	16.25p	-	300,000	-	300,000
B.P.F. Al (1)	May 2, 2001	77.5p	25,000	-	-	25,000

______________

(1)	Exercisable between the third and tenth anniversaries of the date of grant
(2)	Fully vested options, which were granted as part of the acquisition of Teltech Resource Network Corporation.
(3)	One fourth of these options becomes exercisable on each of the first four anniversaries of the date of grant.
(4)	Exercisable as to one third immediately on grant and one third on each of the first and second anniversaries of grant.
(5)	Exercisable as to 100,000 options between the third and tenth anniversary of the date of grant and as to 50,000 options exercisable immediately.
(6)	Options issued at market price. Vesting of a proportion of thee options is subject to performance conditions relating to the achievement of positive EBITDA in two successive quarters.
(7)

 Exercisable as to 93,846 options between the third and tenth anniversary of grant and as to 206,154 option as to one third immediately and one third on each of the first and second anniversaries of grant.

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

The audit committee of Sopheon comprises the four non-executive directors, under the chairmanship of Mr. Silcock. The committee reviews the annual and interim financial statements of the Group, together with its accounting policies and financial controls. It meets once in each quarter, including one meeting with the external auditors, Ernst & Young LLP, prior to the issue of the Annual Report and Accounts and the filing of the Annual Report on Form 20-F with the US Securities and Exchange Commission.

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

D. EMPLOYEES

The average number of employees of the Group in each of the three years to December 31, 2003 was as follows:

Year ended December 31	2003	2002	2001

Development and operations	75	151	164
Sales and management	48	81	94

	123	232	258

E. SHARE OWNERSHIP

The following table sets out certain information regarding the ownership of Sopheon ordinary shares as at June 30, 2004 by (i) each of the executive and non-executive directors of Sopheon, (ii) each executive officer of Sopheon, and (iii) each person who has disclosed an interest in more than 3% of the issued share capital of Sopheon pursuant to Sections 198-208 of the Companies Act 1985.

Unless otherwise indicated each person has sole voting and investment power as to the shares shown. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes any shares which the person has the right to acquire within 60 days of June 30, 2004 through the exercise of any stock option or other right (including the conversion of the 6% Convertible Loan Stock 2005 at the adjusted conversion rate of 12p per share):

Name of beneficial owner	Number of shares	Percentage owned

(i) Directors
Barry Mence (1)	14,269,777	14.0%
Andrew Michuda	1,029,802	1.0%
Arif Karimjee	372,884	0.4%
Stuart Silcock (2)	1,112,793	1.1%
Bernard Al	626,333	0.6%
Andrew Davis	494,520	0.5%

(ii) Executive officers
Huub Rutten	1,103,333	1.1%
Paul Heller	306,041	0.3%

(iii) Other shareholders with notifiable interests
P. Korpershoek	4,000,000	4.1%
Aventis Research & Technologies GmbH & Co KG	3,471,191	3.6%

 ___________

(1)	Includes 3,847,800 ordinary shares held in trust over which Mr Mence exercises investment control.
(2)

Includes 5,362 ordinary shares held in trust for Mr Silcock's wife and 107,010 ordinary shares registered in Mr Silcock's name but held in trust for two adult children, a sister and a corporation. Mr Silcock disclaims beneficial ownership of the 107,010 shares held in trust.

On June 30, 2004, the total amount of the Company's voting securities owned Directors and Officers of the Company was:

Class of share	Number of shares	Percentage of class

Ordinary shares	19,315,483	18.9%

At June 30, 2004 no other person owned more than 10% of any class of the Company's voting securities.

The holdings of the above persons of 6% Convertible Unsecured Loan Stock 2005 of Sopheon plc are set out below. The Stock is convertible into ordinary shares of Sopheon at a conversion rate of 12p per share prior to June 20, 2005.

Name of beneficial owner	Nominal amount
(i) Directors
Barry Mence	£390,000
Andrew Michuda	£28,000
Arif Karimjee	£17,000
Stuart Silcock	£100,000
Bernard Al	£25,000

(ii) Executive officers
Huub Rutten	£28,000

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

Number of shares under option	Subscription price	Normal expiry date
at December 31, 2003

8,494,875	6.193p to 960p	2004 to 2010

Movements in options outstanding for the three years in the period ended December 31, 2003 are as follows:

	Number of Shares	Weighted average exercise price
		£
Outstanding at January 1, 2001	2,029,863	2.22
Granted under share option schemes	362,339	0.83
Granted by way of exchange to holders of Orbital share options	660,066	0.06
Exercised	(82,543)	0.15
Lapsed	(368,149)	3.13

Outstanding at December 31, 2001	2,601,576	1.42
Granted under share option schemes	3,439,328	0.15
Exercised	(621,734)	0.06
Lapsed	(1,076,889)	0.85

Outstanding at December 31, 2002	4,342,281	0.74
Granted under share option schemes	5,475,000	0.16
Exercised	(38,360)	0.06
Lapsed	(1,284,046)	0.63

Outstanding at December 31, 2003	8,494,875	0.39

The following table summarizes share options outstanding at December 31, 2003

	Outstanding options			Exercisable options

Range of exercise prices	Number of shares (000s)	Weighted average contractual life (years)	Weighted average exercise price	Number of shares (000s)	Weighted average exercise price

£0.06 to £0.20	7,448	8.8	£0.16	701	£0.15
£0.78 to £1.98	821	6.2	£1.45	646	£1.58
£2.30 to £3.75	120	5.6	£3.11	117	£3.09
£4.06 to £9.60	106	6.5	£5.33	95	£5.40

Totals	8,495	8.5	£0.39	1,559	£1.28

On December 31, 2003 the total number of options granted to Directors and Executive Officers of the Company were as follows:

Number of share options	Subscription price	Normal expiry date

5,056,107	14.75p to 960p	2005 to 2013

No director or executive officer exercised any options between December 31, 2003 and June 30, 2004.

The following table shows the percentage holdings of persons who have notified the Company that they are interested in 3% or more of the Company's issued share capital:

At December 31	2001	2002	2003

B.K. Mence	10.6%	13.3%	11.4%
Friends Ivory & Sime plc	5.5%	-	-
3i Group plc	4.8%	3.7%	-
Aventis Research & Technologies GmbH & Co KG	4.2%	4.2%	3.6%
A. Slater	3.7%	-	-
C. Smeaton	3.7%	-	-
P. Korpershoek	-	-	4.1%

Holders of 3% or more of the issued share capital of the Company have the same voting rights, proportional to their shareholdings, as other shareholders in the Company.

The Company has not been notified since December 31, 2003 of any change in the holdings of persons interested in 3% or more of the Company's issued share capital.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

For a listing of beneficial owners of 3% or more of Sopheon's voting securities, please see Item 6.E "Directors, Senior Management, and Employees - Share Ownership."

Sopheon currently has 403 holders of record of Sopheon shares with registered addresses in the United States, who held a total of 704,570 shares, or 0.7% of the total shares outstanding.

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

B. RELATED PARTY TRANSACTIONS

There have been no related party transactions during the period from January 1, 2003 to June 30, 2004.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.          FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Consolidated Statements and other Financial Information required by this Item are contained in the Financial Statements, commencing on page F-1. See Item 17.

Legal Proceedings

As of June 30, 2004, neither Sopheon nor any of its subsidiaries are party to any significant litigation that would have a material adverse effect on the consolidated financial statements. The Company is occasionally involved in litigation in the ordinary course of business.

Dividend Policy

Holders of Sopheon ordinary shares may, by ordinary resolution, declare dividends but may not declare dividends in excess of the amount recommended by the directors. The directors may also pay interim dividends. No dividend may be paid other than out of profits available for distribution. Any dividends on Sopheon ordinary shares would be announced and paid in pounds sterling. Sopheon has not in the past declared or paid any dividends to holders of its ordinary shares, and there is no present intention to declare or pay any such dividend, nor does Sopheon have profits available for distribution as dividends. Furthermore, Sopheon is precluded by the Companies Act 1985 from paying dividends until its deficit is eliminated.

B. SIGNIFICANT CHANGES

There have been no significant post balance sheet events since December 31, 2003 other than the three share placings to provide working capital for the Company disclosed in Note 22 to the Financial Statements and described in Item 4 Section A above.

ITEM 9.          THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

At June 30, 2004, the market price of Sopheon shares was 26p on the Alternative Investment Market of the London Stock Exchange and €0.40 on Euronext. The following table shows, for the periods indicated, the high and low closing prices per Sopheon ordinary share as reported on the Alternative Investment Market of the London Stock Exchange and on Euronext.

	Alternative Investment Market		Euronext

	High (pence)	Low (pence)	High (euro)	Low (euro)
2004
June	26	23	0.41	0.36
May	28	21	0.44	0.32
April	36	27	0.58	0.41
March	39	31	0.63	0.47
February	38	24	0.55	0.38
January	24	16	0.38	0.23

2003
Fourth quarter	18	14	0.28	0.19
Third quarter	18	14	0.28	0.20
Second quarter	25	8	0.39	0.13
First quarter	14	9	0.22	0.13

2002
Fourth quarter	19	5	0.34	0.09
Third quarter	11	6	0.18	0.09
Second quarter	16	11	0.28	0.18
First quarter	31	11	0.50	0.21

2001
Calendar year	160	27	2.80	0.39

2000
Calendar year	1,762	155	27.00	2.63

1999
Calendar year	405	126	6.00	1.75

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

The ordinary shares of Sopheon have been traded on the Alternative Investment Market of the London Stock Exchange since August 1996 and on the Euronext market of the Amsterdam Stock Exchange since March 1997.

The shares are traded in London under the symbol SPE.

On June 13, 2001, Sopheon filed with the SEC a registration statement on Form F-6 for American Depositary Shares ("ADSs") to be evidenced by American Depositary Receipts ("ADRs") under a level 1 ADR program, with the Bank of New York as depositary. Each Sopheon ADS, which would trade on the OTC market, if the program is implemented, under the symbol SOPEY, would represent 10 Sopheon shares. The ADR program has not yet been implemented.

No listing is being sought or application for admission made on any other exchange.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.          ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

There are no restrictions under the Memorandum and Articles of Association or under English law that limit the rights of non-resident or foreign holders to hold or vote Sopheon shares, nor any other restrictions on rights to own securities.

The registrar for Sopheon ordinary shares is Capita IRG Plc of The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TV, England.

The information under the headings "Description of Sopheon Ordinary Shares" and "Comparison of Rights of Teltech Shareholders and Sopheon Shareholders" contained in the Company's Registration Statement on Form F-4 (File No 333-44404) is incorporated herein by reference.

C. MATERIAL CONTRACTS

The following contracts to which the Company is party have been entered into (other than in the normal course of business) since January 1, 2002 and are, or may be, material:

a)

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

b)	Agreement dated August 2003 for the divestiture of Sopheon GmbH

D. EXCHANGE CONTROLS

There are currently no UK exchange control restrictions on the import or export of capital, the conduct of the Company's operations or affecting the remittance of dividends.

E. TAXATION.

US Federal Income Tax Consequences of Ownership of Sopheon Ordinary Shares

Taxation of Dividends

Dividends paid to a US holder of Sopheon ordinary shares will be treated as foreign source dividend income to the US holder for US federal income tax purposes to the extent that they are paid out of Sopheon's current or accumulated earnings and profits, as determined for US federal income tax purposes. The income will equal the US dollar value of the dividend on the date the dividend is actually or constructively received by the US holder, calculated by reference to the exchange rate on the relevant date.

A US holder may be entitled to a foreign tax credit for UK tax withheld with respect to cash dividends paid on Sopheon ordinary shares. If a US holder is so entitled, the foreign tax credit would be equal to the percentage of the payer's tax pool computed under IRC §902 plus any taxes withheld in the United Kingdom on any dividend received. In addition, a "gross-up" under IRC §78 would give rise to additional dividend income. US holders that do not elect, or are not permitted, to claim a foreign tax credit may be entitled to claim a deduction for foreign tax withheld.

The United States and the United Kingdom have entered into a new income tax treaty recently. Each US holder is urged to consult his or her tax adviser concerning whether the US holder is eligible for benefits under the United Kingdom-United States tax treaty and whether, and to what extent, a foreign tax credit or deduction will be available with respect to dividends received from Sopheon. A US holder that relies on the United Kingdom-United States tax treaty should consider disclosing this reliance on the US holder's US federal income tax return. A US holder that fails to disclose reliance on a treaty where disclosure is required would be subject to penalties under US federal income tax law.

Distributions by Sopheon in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the US holder's basis in its Sopheon shares and thereafter as capital gain. Dividends paid by Sopheon will not be eligible for the dividends-received deduction allowed to US corporations in respect of dividends received from other US corporations. US holders should consult their own tax advisers regarding the treatment of any foreign currency gain or loss on any sterling amounts received on the Sopheon shares which are not converted into US dollars on the date the sterling amounts are actually or constructively received by the US holder. For foreign tax credit limitation purposes, dividends paid by Sopheon will be income from sources outside of the United States.

Taxation of Capital Gains

Upon a sale or other disposition of Sopheon shares, a US holder will generally recognize a gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized on such sale or disposition and the US holder's adjusted tax basis, determined in US dollars, in the Sopheon shares. Such gain or loss recognized will be a long-term capital gain or loss with respect to Sopheon shares held for more than 12 months at the time of the sale or other disposition and any gain recognized generally will be income from sources within the United States for foreign tax credit limitation purposes.

A US holder that is liable for both UK and US tax on a gain on the disposal of Sopheon shares will generally be entitled, subject to certain limitations and under the terms of the Income Tax Convention, to credit the amount of UK capital gains or corporation tax, as the case may be, paid in respect of such gain against such US holder's US federal income tax liability in respect of such gain. US holders should seek professional tax advice to determine their entitlement to credit UK tax against their US federal income tax liability.

Withholding and Information Reporting

The relevant paying agents for the Sopheon shares must comply with information reporting requirements in connection with dividend payments or other taxable distributions made with respect to Sopheon shares within the United States to a non-corporate US person. In addition, "backup withholding" may apply to these payments unless the holder or beneficial owner provides an accurate taxpayer identification number in the manner required by US law and applicable regulations, certifies that the holder or beneficial owner is not subject to backup withholding, and the holder or beneficial owner otherwise complies with applicable requirements of the backup withholding rules.

In general, payment of the proceeds from the sale of Sopheon shares to or through a US office of a broker is subject to both US backup withholding and information reporting requirements, unless the holder or beneficial owner certifies its non-US status under penalties of perjury or otherwise establishes an exemption as described in the preceding paragraph. In general, US backup withholding and information reporting will not apply to a payment made outside the United States of the proceeds of a sale of Sopheon shares through an office outside the United States of a non-US broker. Special rules may require information reporting in the case of payments made outside the United States of the proceeds of the sale of Sopheon shares through a US broker.

Amounts withheld under the backup withholding rules may be credited against a US holder's US federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for a refund with the IRS.

United Kingdom Tax Consequences of the Ownership of Sopheon Ordinary Shares

Taxation of Distributions

A US holder who receives a dividend from Sopheon will not have any further UK tax to pay in respect of the dividend but will not be able to claim any payment in respect of the dividend under the United Kingdom-United States tax treaty. See "United States Federal Income Tax Consequences of the Ownership of Sopheon Ordinary Shares - Taxation of Dividends."

Taxation of Capital Gains

A US holder who is neither resident or ordinarily resident for tax purposes in the United Kingdom will not normally be liable for UK tax on capital gains realized on the disposal of Sopheon ordinary shares. However, this will not apply if at the time of the disposal, the US holder carries on a trade, which for this purpose includes a profession or vocation, in the United Kingdom through a branch or agency which constitutes a permanent establishment and the disposed Sopheon ordinary shares are or have been used in or for the purposes of that trade or are or have been used or held by or for the purposes of the branch or agency. An individual US holder who is only temporarily not resident in the United Kingdom may, under anti-avoidance legislation, still be liable for UK tax on capital gains realized, subject to any available exemption or relief.

Inheritance and Gift Taxes

An individual who is domiciled in the United States and who is not a national of the United Kingdom for the purposes of the United Kingdom-United States estate and gift tax convention will generally not be subject to United Kingdom inheritance tax in respect of the Sopheon ordinary shares on the individual's death or on a gift of the Sopheon ordinary shares during the individual's lifetime. That is unless the Sopheon ordinary shares are part of the business property of a permanent establishment of an enterprise of the individual in the United Kingdom or pertain to a fixed base in the United Kingdom of the individual used for the performance of independent personal services.

Sopheon ordinary shares placed in trust will generally not be subject to United Kingdom inheritance tax if the settlor, at the time of settlement, was a United States holder domiciled in the United States for the purposes of the United Kingdom-United States estate and gift tax convention and was not a United Kingdom national. This is again provided that the Sopheon ordinary shares are not part of the business property of a permanent establishment in the United Kingdom and do not pertain to a fixed base in the United Kingdom, as more fully summarized above.

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

The foregoing discussion is based on existing US federal income and UK tax law, including legislation, administrative rulings and court decisions, as well as on the United Kingdom-United States tax treaty, all of which are subject to change, or changes in interpretation, possibly with retrospective effect.

Finally, Sopheon believes that it is not and will not become a "passive foreign investment company" for US federal income tax purposes within the meaning of Section 1297(a) of the US tax code and the foregoing discussion so assumes.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

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

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Sopheon's principal financial instruments comprise cash, short-term deposits, and a bank line of credit. Sopheon also has a €10 million Equity Line of Credit with GEM Global (as described above in Item 4.A above). The main purpose of these financial instruments is to fund the operations of the business. Sopheon has various other financial instruments, such as trade debtors and trade creditors that arise directly from its operations. It is, and has been throughout the period under review, Sopheon's policy that no trading in financial instruments or derivatives thereof or in commodity markets will be undertaken. However, during 2002 the Group entered into forward contracts to hedge future known foreign exchange liabilities.

The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk and foreign currency risk as summarized below. The board reviews and agrees upon policies for managing each of these risks. These policies have remained unchanged during the last three years.

Interest Rate Risk - On June 19, 2001, the Company issued £2,600,000 Convertible Loan Stock, to provide additional working capital. This loan stock bears interest at a fixed rate of 6% per annum and may be converted into ordinary shares of Sopheon plc prior to June 19, 2005.

Subject to the passing of a resolution at the Extraordinary General Meeting of stockholders convened for July 14, 2004 in respect of which a majority of stockholders have given irrevocable undertakings to vote in favour, this instrument will be reconstituted such that at maturity it will automatically convert into ordinary shares, that it will no longer carry a 6% interest coupon, and accordingly may thenceforth be treated in Sopheon's balance sheet as equity shareholders' funds.

The Group has a sterling bank loan, of which a total of £28,000 remained outstanding at December 31, 2003. This loan bears interest at a floating rate. Sopheon also has a line of credit in US dollars at a floating rate of interest. Where Sopheon has significant cash resources available that are in excess of the short-term needs of the business, such funds are maintained in sterling and are placed on short- and medium-term bank deposit.

Liquidity Risk - Sopheon's objective is to maintain a balance between continuity of funding and flexibility, through the use of its US$1million line of credit and the flexibility provided by its €10 million Equity Line with GEM Global. Attention is, however, drawn to the report of Sopheon's independent auditors for the year ended December 31, 2003, which refers to disclosures in the financial statements as to Sopheon's recurring losses from operations and lack of funds, which raise uncertainties over its ability to continue as a going concern. Details of the steps taken by Sopheon to provide the Group with adequate funding to support its activities are set out in Note 1 to the financial statements.

Foreign Currency Risk - As a result of having significant operating units in the United States and the Netherlands, which give rise to short-term creditors, debtors and cash balances in US dollars and euros, the Group's balance sheet can be affected by movements in exchange rates of these currencies. At December 31, 2003 the net amount of such balances amounted to US$ 168,000 and € 9,000. In managing its structural exposures, Sopheon's objectives are to maintain a low cost of borrowings and to retain some potential for currency related appreciation. Sopheon also has transactional currency exposures. Such exposures arise from sales or purchases by an operating unit in currencies other than that unit's functional currency.

Credit Risk - The Company's financial instruments that are exposed to concentrations of credit risk are primarily trade accounts receivable. Historically, the company has relatively low levels of bad debt costs. It should not, however, be inferred that this experience will continue into future periods. The company does not know of any reasons today why this position should change.

Further information is given in Note 20 to the financial statements and in Item 5B above.

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15.          CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Based on its review as of the end of the period covered by this report of the Group's disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that the Group's current disclosure controls and procedures are effective to ensure that material information relating to the Group is recorded, processed, summarized and reported in a timely manner; and that the information is accumulated and communicated to management to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There were no changes in the Group's internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are likely to materially affect, the Group's internal control over financial reporting.

ITEM 16.          [RESERVED]

ITEM 16A.          AUDIT COMMITTEE FINANCIAL EXPERT

Sopheon has not appointed an audit committee financial expert, as defined by Item 401(h) of Regulation S-K. SEC regulations do not require Sopheon to have an audit committee financial expert; however, SEC regulations require Sopheon to disclose whether it has an audit committee financial expert. Sopheon considers that the members of its audit committee have demonstrated the ability to (1) understand generally accepted accounting principles ("GAAP") and financial statements, (2) assess the general application of GAAP in connection with accounting for estimates, accruals and reserves, (3) analyze and evaluate financial statements, (4) understand internal controls and procedures for financial reporting and (5) understand the functions of the audit committee, all of which are the attributes of an audit committee financial expert.

ITEM 16B.          CODE OF ETHICS

Sopheon has not yet adopted a "code of ethics" as that term is defined in the rules promulgated under the Sarbanes-Oxley Act, but intends to adopt such a code prior to the next financial year end reporting date of December 31, 2004.

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

During 2002 and 2003 Sopheon paid the following amounts to its auditors, Ernst & Young LLP, for audit services and tax services:

	2002 £'000	2003 £'000

Audit fees	95	75
Audit-related fees	-	-
Tax fees	52	41
Other fees	-	24

Total	147	140

The tax fees related to taxation advisory services. The other fees were related to transaction support in respect of corporate disposals.

The audit committee has a policy of approving the engagement of the independent auditor to perform all audit and non-audit services of behalf of the Company. The audit committee has determined that the provision of the services covered by the foregoing fees was compatible with maintaining the independent auditor's independence.

ITEM 16D.          EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.          PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

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

2.1

Instrument dated June 19, 2001 constituting up to £4,000,000 6% Convertible Unsecured Loan Stock 2005 of Sopheon plc of which £2,600,000 has been issued (incorporated by reference to Exhibit 2.1 to Sopheon plc's Annual Report for 2001 on Form 20-F filed on July 15, 2002 under file number 333-44404).

4.1

Amended and restated Asset Purchase Agreement between TTECH Acquisition Corp. as purchaser, FIND/SVP, Inc. as the parent company of the purchaser, Sopheon Corporation as vendor and Sopheon plc as the parent company of the vendor, dated as of June 25, 2003 being an agreement for the divestment of Sopheon Corporation's Information Management business (incorporated by reference to Exhibit 4.5 of Sopheon's 2002 Annual Report on Form 20-F filed on November 25, 2003 under file number 333-44404).

4.2	Agreement dated August 11, 2003 for divestiture of Sopheon GmbH filed herewith.

8.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to Sopheon plc's Registration Statement on Form F-4 filed on August 24, 2000 under file number 333-44404).

12.1	Certification of Andrew L. Michuda, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 filed herewith.

12.2	Certification of Arif Karimjee, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 filed herewith.

13.1	Certification of Andrew L. Michuda, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 furnished herewith.

13.2	Certification of Arif Karimjee, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 furnished herewith.

SIGNATURES

    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: July 13, 2004	SOPHEON PLC

By: Arif Karimjee Arif Karimjee, Finance Director (Principal Financial and Accounting Officer)

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

2.1

Instrument dated June 19, 2001 constituting up to £4,000,000 6% Convertible Unsecured Loan Stock 2005 of Sopheon plc of which £2,600,000 has been issued (incorporated by reference to Exhibit 2.1 to Sopheon plc's Annual Report for 2001 on Form 20-F filed on July 15, 2002 under file number 333-44404).

4.1

Amended and restated Asset Purchase Agreement between TTECH Acquisition Corp. as purchaser, FIND/SVP, Inc. as the parent company of the purchaser, Sopheon Corporation as vendor and Sopheon plc as the parent company of the vendor, dated as of June 25, 2003 being an agreement for the divestment of Sopheon Corporation's Information Management business (incorporated by reference to Exhibit 4.5 of Sopheon's 2002 Annual Report on Form 20-F filed on November 25, 2003 under file number 333-44404).

4.2	Agreement dated August 11, 2003 for divestiture of Sopheon GmbH filed herewith.

8.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to Sopheon plc's Registration Statement on Form F-4 filed on August 24, 2000 under file number 333-44404).

12.1	Certification of Andrew L. Michuda, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 filed herewith.

12.2	Certification of Arif Karimjee, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 filed herewith.

13.1	Certification of Andrew L. Michuda, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 furnished herewith.

13.2	Certification of Arif Karimjee, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 furnished herewith.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Sopheon plc

We have audited the accompanying consolidated balance sheets of Sopheon plc as of December 31, 2003 and 2002, and the related consolidated profit and loss accounts and consolidated statements of total recognized gains and losses and cash flows for each of three years in the period ended December 31, 2003. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United Kingdom auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sopheon plc at December 31, 2003 and 2002, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those followed in the United States (see Note 21 of Notes to the Financial Statements).

As discussed in Note 1 to the financial statements, the Group's recurring losses from operations and lack of funds raise uncertainty about its ability to continue as a going concern. (Management's plans as to these matters are also described in Note 1.) The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

ERNST & YOUNG LLP
Reading, England July 14, 2004

SOPHEON plc

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Notes	Continuing operations	Discontinued operations	Total
Year ended December 31		2003	2003	2003	2002	2001
		£'000	£'000	£'000	£'000	£'000

TURNOVER	2	2,669	4,065	6,734	12,353	13,963
Cost of sales		(627)	(3,490)	(4,117)	(9,002)	(10,186)

GROSS PROFIT		2,042	575	2,617	3,351	3,777

Sales and marketing expenses		(2,868)	(574)	(3,442)	(5,437)	(7,281)

Research and development expenditure		(1,237)	-	(1,237)	(2,331)	(3,010)

Amortization and impairment charges in respect of goodwill		(503)	(4,083)	(4,586)	(5,922)	(21,431)

Other administrative expenses		(1,703)	(874)	(2,577)	(5,727)	(6,792)

Total administrative expenses		(3,443)	(4,957)	(8,400)	(13,980)	(31,233)

OPERATING LOSS	3	(4,269)	(4,956)	(9,225)	(16,066)	(34,737)
Share of operating loss of associated undertaking				-	(46)	(63)

TOTAL OPERATING LOSS		(4,269)	(4,956)	(9,225)	(16,112)	(34,800)
Profit on disposal of operations		-	3,568	3,568	-	-

LOSS ON ORDINARY ACTIVITIES BEFORE INTEREST AND TAXATION		(4,269)	(1,388)	(5,657)	(16,112)	(34,800)
Interest receivable				76	260	373
Interest payable and similar charges	5			(225)	(327)	(204)

LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION				(5,806)	(16,179)	(34,631)

Tax on ordinary activities	6			305	126	-

LOSS FOR THE YEAR(1)				(5,501)	(16,053)	(34,631)

Loss per share - basic and diluted (pence)	7			(6.3)p	(19.4)p	(76.2)p

_____________

(1)

A summary of the significant adjustments to the loss for the year that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set out in Note 21 of Notes to the Financial Statements.

See accompanying Notes

SOPHEON plc

CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES

Year ended 31 December	2003	2002	2001
	£'000	£'000	£'000

Loss for the year	(5,501)	(16,053)	(34,631)
Exchange difference on retranslation of net assets of subsidiary undertakings	88	75	31

Total recognized gains and losses relating to the year	(5,413)	(15,978)	(34,600)

_________

The statement of comprehensive loss required under United States generally accepted accounting principles is set out in Note 21 of Notes to the Financial Statements

See accompanying Notes

SOPHEON plc

CONSOLIDATED BALANCE SHEET

At December 31	Notes	2003	2002
		£'000	£'000

FIXED ASSETS
Intangible assets Goodwill	8	440	5,091
Less: Negative goodwill	8	-	(166)

		440	4,925
Tangible fixed assets	9	195	900

		635	5,825
CURRENT ASSETS
Debtors	12	1,159	2,660
Cash at bank and in hand	13	878	3,355

		2,037	6,015

CREDITORS: amounts falling due within one year	14	(1,996)	(6,332)

NET CURRENT ASSETS/(LIABILITIES)		41	(317)

TOTAL ASSETS LESS CURRENT LIABILITIES		676	5,508

CREDITORS: amounts falling due after more than one year 6% Convertible Loan Stock 2005	15	(2,561)	(2,569)

PROVISIONS FOR LIABILITIES AND CHARGES	16	-	(513)

		(1,885)	2,426

CAPITAL AND RESERVES
Called up share capital	18	4,821	4,147
Shares to be issued	19	-	465
Share premium account	19	46,420	45,380
Merger reserve	19	17,944	18,384
Other reserves	19	4,164	4,445
Profit and loss account	19	(75,234)	(70,395)

SHAREHOLDERS' (DEFICIT)/FUNDS (ALL EQUITY INTERESTS)		(1,885)	2,426

__________

(1)

A summary of the significant adjustments to shareholders' (deficit)/funds that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set out in Note 21 of Notes to the Financial Statements

See accompanying Notes

SOPHEON plc

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31	Notes	2003	2002	2001
		£'000	£'000	£'000

NET CASH OUTFLOW FROM OPERATING ACTIVITIES	3	(4,332)	(10,268)	(11,224)

RETURN ON INVESTMENTS AND SERVICING OF FINANCE
Interest received		76	260	373
Interest paid		(225)	(327)	(204)

		(149)	(67)	169

TAXATION
Research and development tax credit		305	126	-

CAPITAL EXPENDITURE & FINANCIAL INVESTMENT
Payments to acquire tangible fixed assets		(27)	(104)	(201)
Receipts from sales of fixed assets		-	18	-

		(27)	(86)	(201)

ACQUISITIONS AND DISPOSALS
Purchase of subsidiary undertakings		-	-	(668)
Net cash acquired with subsidiary undertakings		-	-	13,705
Net proceeds from disposal of operations	11	1,680	-	-
Net cash disposed of on disposal of operations	11	(649)	-	-

		1,031	-	13,037

MANAGEMENT OF LIQUID RESOURCES
Decrease/(increase) in short term deposits	13	1,934	8,186	(3,512)

NET CASH OUTFLOW BEFORE FINANCING		(1,238)	(2,109)	(1,731)

FINANCING
Issues of ordinary share capital		1,480	39	1,567
Issue of convertible loan stock		-	-	2,553
Repayment of long-term loans		-	(51)	(36)
Repayment of capital element of finance lease		-	-	(1)

		1,480	(12)	4,083

INCREASE/(DECREASE) IN CASH	13	242	(2,121)	2,352

__________

The significant differences between the cash flow statement presented above and that required under United States generally accepted accounting principles are described in Note 21 of Notes to the Financial Statements.

See accompanying Notes

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

Accounting convention
The financial statements are prepared under the historical cost convention on the going concern basis, and in accordance with applicable UK accounting standards. During the year ended December 31, 2003, the Company divested its loss-making IM operations in North America and Germany, and significantly reduced the cost-base in its continuing operations. Nevertheless, following these actions, the Group has continued to make trading losses, albeit at a much reduced level. At the year end, after deducting convertible loans of £2.6 million, the Group reported consolidated net liabilities of £1.9 million. Net current assets stood at £41,000 and gross cash resources £878,000.

On December 23, 2003 the Company announced that it had entered into a definitive agreement with GEM Global Yield Fund Limited ("GEM Global") for a €10 million equity line of credit facility. The agreement takes the form of a subscription and share lending agreement (the "Agreement") such that the Company may, at its option within the terms of the Agreement, require GEM Global to subscribe for Sopheon shares at a 10% discount to the average market bid price for the 15 days preceding the issue, up to an aggregate of €10 million over the two year life of the Agreement. GEM Global's obligation to subscribe for shares is subject to certain restrictions including the prevailing trading volumes of Sopheon shares on the Euronext stock exchange. On March 3, 2004, the Company made a first call on the equity line of credit facility raising £620,000 before expenses by way of a placing of 2,000,000 new ordinary shares for cash. Further issues of shares through the equity line facility may require shareholder approval for an increase in the directors' authority to issue and allot shares. This will be dependent on existing authorities held by the board at the time, the market price of Sopheon's shares and the amount being raised.

Prior to its use of the equity line, the Company raised £828,000 before expenses by way of a placing of 3,600,000 new ordinary shares for cash at 23p per share on January 24, 2004. On June 25, 2004 the Company raised £1 million by way of a placing of 4,651,163 new ordinary shares for cash at 21.5p per share.

The Company also announced on June 25, 2004 that proposals would be put to holders of the £2.6million 6% Convertible Loan Stock 2005 (as described in detail in Note 15) to reconstitute the instrument such that it will be able to be reclassified as equity shareholders' funds in the balance sheet.

The directors believe that these steps will provide the Group with adequate funding to support its activities through to the point at which they forecast that trading becomes cash generative. Nevertheless, the ability of the Group to continue as a going concern also depends upon meeting the sales targets on which the trading forecasts for the group are based, which represent substantial growth over 2003. The directors have a reasonable expectation that these outcomes will occur, and that together they will provide adequate resources to enable the Group to continue as a going concern. However, these outcomes are not certain. In the event that sales targets are not met, and in the absence of any other appropriate measures that might be available to the board, the cash generated from sales would continue to be insufficient to cover the cash outflows of the Group, and the going concern basis would cease to be appropriate.

The financial statements do not reflect any adjustments which would be required if the going concern assumption was not appropriate. Given the uncertainty described above it is not currently possible to determine the extent and quantification of such adjustments but these would include the reclassification of creditors due in more than one year to less than one year, the write down of the carrying value of goodwill in the balance sheet and provision for additional liabilities.

Basis of consolidation
The consolidated financial statements include the results of the Company and its subsidiary undertakings. The results of the IM division of Sopheon Corporation Minnesota and Sopheon GmbH (formerly the Technology and Information Services Division of Aventis Research & Technologies) have been included up to the dates of disposal, which were respectively July 1, 2003 and August 15, 2003.

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

1. ACCOUNTING POLICIES (Continued)

Turnover
Turnover comprises amounts derived from the sale of goods and services and is stated net of value added tax.

Sales of software products are recognized on delivery, and when no significant vendor obligations remain. Revenues from implementation and post contract support services in respect of software sales are recognized as the services are performed. Periodic subscription revenue is recognized rateably over the subscription period. Transaction-based revenue is billed and recognized as the related services are rendered. Revenues relating to significant maintenance and support agreements are deferred and recognized over the period of the agreements.

Revenues and associated costs under long-term contracts are recognized on a percentage basis as the work is completed and any relevant milestones are met, using latest estimates to determine the expected duration and cost of the project.

Tangible fixed assets
Tangible fixed assets are stated at historical cost, less accumulated depreciation. Tangible fixed assets are depreciated on a straight-line basis over their expected useful lives over the following periods.

Computer equipment	3 years
Fixtures and fittings	4 to 5 years
Internet portals	3 years

Research and development
Research and development expenditure is written off as incurred. The costs of registering patents and trademarks are written off as incurred. Subsidies received from the European Union and other state agencies are credited to the profit and loss account over the period to which they relate.

Goodwill
Goodwill arising on consolidation is capitalized and amortised on a straight-line basis over its estimated useful economic life, which in all cases is three years. Goodwill is reviewed for impairment at the end of the first full financial year after acquisition and in other periods if events or changes in circumstances indicate that carrying values may not be recoverable. If a subsidiary, associate or business is subsequently sold or closed, any goodwill arising on acquisition that has not been amortized is taken into account in determining the profit or loss on sale or closure.

Deferred taxation
Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more, or a right to pay less, tax in the future have occurred at the balance sheet date, with the following exception. Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Foreign currencies
The assets and liabilities of the subsidiary undertakings are translated at the rate of exchange ruling at the balance sheet date. The profit and loss account is translated at the average rate of exchange. The exchange differences arising on the retranslation of subsidiary undertakings are, together with differences arising on the translation of long-term intra-Group funding loans which are not intended to be repaid in the foreseeable future, taken directly to reserves. All other differences are taken to the profit and loss account.

Pensions
Sopheon contributes to the personal pension arrangements of employees, the costs of which are charged in the profit and loss account as incurred.

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

1. ACCOUNTING POLICIES (Continued)

Leasing
Rentals payable under operating leases are charged in the profit and loss account on a straight-line basis over the lease term.

International Financial Reporting Standards ("IFRS")
As a European listed company, Sopheon will be required to adopt IFRS in respect of its financial statements for the year to December 31, 2005. Sopheon is continuing to monitor the impact of adopting IFRS and to prepare for the transition.

2. TURNOVER AND SEGMENTAL INFORMATION

Turnover (excluding valued added tax) represents the amounts derived from the Group's principal activity which comprises the design, development, marketing of software products with associated implementation and consultancy services and, decreasingly, the provision of bespoke software solutions. Discontinued activities comprise the provision of bespoke software solutions and research services, by Sopheon GmbH and the IM division of Sopheon Corporation Minnesota up to the relevant dates of disposal. The Group results are analyzed between three geographical markets, North America, the United Kingdom and the rest of Europe.

Analysis of turnover by area of activity

	2003	2002	2001
	£'000	£'000	£'000

Software and consultancy services - continuing	2,669	2,854	2,829
Software and consultancy services - discontinued	252	453	825
Information and research services - discontinued	3,813	9,046	10,309

	6,734	12,353	13,963

Analysis of operating loss by area of activity

	Continuing operations	Discontinued operations	Total
	2003	2003	2003	2002	2001
	£'000	£'000	£'000	£'000	£'000

Software and consultancy	2,042	-	2,042	1,135	719
Discontinued operations	-	575	575	2,216	3,058

Gross margin	2,042	575	2,617	3,351	3,777
Sales and marketing expenses	(2,868)	(574)	(3,442)	(5,437)	(7,281)
Administrative expenses (including goodwill amortization and impairment charge)	(3,443)	(4,957)	(8,400)	(13,980)	(31,233)

Operating loss	(4,269)	(4,956)	(9,225)	(16,066)	(34,737)

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

2. TURNOVER AND SEGMENTAL INFORMATION (Continued)

Analysis of turnover by geographical destination

	2003	2002	2001
	£'000	£'000	£'000

United Kingdom	551	820	2,026
Rest of Europe	942	835	375
North America	1,069	1,095	201
Rest of World	107	104	227

Continuing operations	2,669	2,854	2,829

United Kingdom	-	9	-
Rest of Europe	1,712	3,177	2,864
North America	2,349	6,296	8,270
Rest of World	4	17	-

Discontinued operations	4,065	9,499	11,134

	6,734	12,353	13,963

Analysis of turnover and operating loss by geographical origin

	Operating loss		Turnover
	2003	2002	2001	2003	2002	2001
	£'000	£'000	£'000	£'000	£'000	£'000

United Kingdom	(1,755)	(4,687)	(9,018)	550	994	2,253
Rest of Europe	(270)	(273)	(1,667)	789	815	375
North America	(2,244)	(2,608)	(2,935)	1,330	1,045	201

Continuing operations	(4,269)	(7,568)	(13,260)	2,669	2,854	2,829

Rest of Europe	(456)	(872)	17	1,712	3,217	2,864
North America	(4,500)	(7,626)	(21,134)	2,353	6,282	8,270

Discontinued operations	(4,956)	(8,498)	(21,117)	4,065	9,499	11,134

	(9,225)	(16,066)	(34,737)	6,734	12,353	13,963

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

2. TURNOVER AND SEGMENTAL INFORMATION (Continued)

Analysis of net (liabilities)/ assets by geographical origin

	2003	2002	2001
	£'000	£'000	£'000

United Kingdom	(87)	162	602
Rest of Europe	6	76	(104)
North America	94	(170)	187
Unallocated cash and loans at group level	(1,898)	(721)	8,229

Continuing operations	(1,885)	(653)	8,914

Rest of Europe	-	16	1,137
North America	-	3,063	8,314

Discontinued operations	-	3,079	9,451

	(1,885)	2,426	18,365

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

3. OPERATING LOSS

(a) This is stated after charging/(crediting):

	2003	2002	2001
	£'000	£'000	£'000

Auditors' remuneration - audit services	75	90	90
Auditors' remuneration - non-audit services
Taxation advisory services to UK group companies	31	46	20
Taxation advisory services to non-UK group companies	10	6	6
Transaction support relating to corporate disposals	24	-	-
Research and development expenditure	1,237	2,331	3,010
Grants and subsidies	-	(69)	(19)
Foreign exchange losses/(gains)	23	15	(20)
Amortization of goodwill	4,586	5,922	12,288
Impairment charge on goodwill	-	-	9,143
Depreciation of owned tangible fixed assets	573	1,280	1,175
Operating lease rentals - land and buildings	537	1,015	916
Operating lease rentals - equipment and vehicles	63	135	191

During 2003 £Nil (2002 £Nil and 2001 £95,000) was charged by the auditors in respect of due diligence and other work in connection with corporate transactions, which has been capitalized or written off to share premium as appropriate.

(b) Reconciliation of operating loss to net cash outflow from operating activities

	2003	2002	2001
	£'000	£'000	£'000

Operating loss	(9,225)	(16,066)	(34,737)
Depreciation	573	1,280	1,175
Amortization of goodwill	4,586	5,922	12,288
Impairment charge in respect of goodwill	-	-	9,143
Decrease in debtors	36	948	1,669
Decrease in creditors and provisions	(302)	(2,352)	(762)

Net cash outflow from operating activities	(4,332)	(10,268)	(11,224)

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

4. STAFF COSTS

	2003	2002	2001
	£'000	£'000	£'000

Wages and salaries	5,632	10,580	12,506
Social security costs	557	960	1,082
Other pension costs	96	231	299

	6,285	11,771	13,887

The fees and emoluments of all directors were as follows:

	2003	2002	2001
	£'000	£'000	£'000

Fees and emoluments	385	388	409
Pension contributions	11	16	10

	396	404	419

Pension contributions are to personal defined contribution schemes and have been made for three directors who served during the year. The emoluments of the highest paid director were as follows:

	2003	2002	2001
	£'000	£'000	£'000

Emoluments	111	118	136
Benefits	5	6	4
Pension contributions to defined contribution scheme	5	2	2

Total	121	126	142

The average monthly number of employees during the year was made up as follows:

	2003	2002	2001
	Number	Number	Number

Development and operations	75	151	164
Sales and management	48	81	94

	123	232	258

The staff costs and numbers of employees during the year include the executive directors.

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

5. INTEREST PAYABLE AND SIMILAR CHARGES

	2003	2002	2001
	£'000	£'000	£'000

Bank loans and overdrafts	54	155	115
Convertible Loan Stock 2005	171	172	89

	225	327	204

6. TAXATION

(a) Tax on loss on ordinary activities

The tax credit is made up as follows:

	2003	2002	2001
	£'000	£'000	£'000

Research and development tax credits in respect of prior years	305	126	-

(b) Factors affecting current tax credit

The differences between the Group's expected tax credit, using the Group's standard corporation tax rate of 39% (2002: 38% and 2001: 39%), comprising the weighted average rates of tax payable across the Group, and the Group's current tax credit in each year are as follows:

	2003	2002	2001
	£'000	£'000	£'000

Loss on ordinary activities before tax	(5,806)	(16,179)	(34,631)

Expected tax credit on loss on ordinary activities before tax	2,264	6,148	13,506
Amortization and impairment charges in respect of goodwill	(1,789)	(2,250)	(8,358)
(Shortfall) of tax depreciation compared to book depreciation	(52)	(102)	(80)
Utilisation of tax losses against profit on disposal of operations	1,339	-	-
Losses in year not relievable against current tax	(1,762)	(3,796)	(5,068)
Research & development tax credits in respect of prior year	305	126	-

Actual current tax credit (see Note 6(a))	305	126	-

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

6. TAXATION (Continued)

(c) Deferred taxation

The Group has an unrecognised deferred tax asset arising from its unrelieved trading losses, which has not been recognized owing to uncertainty as to the level and timing of taxable profits in the future.

The unrecognized deferred tax asset is made up as follows:

	2003	2002	2001
	£'000	£'000	£'000

Shortfall of tax depreciation compared to book depreciation	156	104	2
Unrelieved trading losses	20,311	20,888	17,923

Unrecognised deferred tax asset	20,467	20,992	17,925

At December 31, 2003, tax losses estimated at £52.7 million were available to carry forward by the Group, arising from historical losses incurred. These losses represent a potential deferred tax asset of £20.3 million. £13.3 million of the tax losses, and £5.8 million of the potential deferred tax asset, relate to Sopheon Corporation (Minnesota) and to Orbital Software Inc. The future utilization of these losses may be restricted under section 382 of the US Internal Revenue Code, whereby the ability to utilize net operating losses arising prior to a change of ownership is limited to a percentage of the entity value of the corporation at the date of change of ownership.

Under Financial Reporting Standard 19, the deferred tax asset in respect of trading losses can only be recognized to the extent that it is regarded as more likely than not that it will be recovered.

7. LOSS PER ORDINARY SHARE

The calculation of basic loss per ordinary share is based on a loss of £5,501,000 (2002 - £16,053,000 and 2001 - £34,631,000), and on 87,274,941 (2002 - 82,669,430 and 2001 - 45,471,220) ordinary shares, being the weighted average number of ordinary shares in issue during the year.

The loss attributable to ordinary shareholders and the weighted average number of ordinary shares for the purpose of calculating the diluted loss per ordinary share are identical to those used for calculating the basic loss per ordinary share. This is because the exercise of share options and the conversion of the 6% Convertible Loan Stock 2005 would have the effect of reducing the loss per ordinary share and are therefore not dilutive under the terms of Financial Reporting Standard 14.

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

8. INTANGIBLE FIXED ASSETS

		Negative
	Goodwill	goodwill
	£'000	£'000
Cost
At January 1, 2002 and December 31, 2002	38,260	(332)
Disposal of operations	(20,714)	332

At December 31, 2003	17,546	-

Amortization
At January 1, 2002	27,136	(55)
Provided during the year	6,033	(111)

At December 31, 2002	33,169	(166)
Provided during year	4,651	(65)
Disposal of operations	(20,714)	231

At December 31, 2003	17,106	-

Net book value
At December 31, 2003	440	-

At December 31, 2002	5,091	(166)

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

9. TANGIBLE FIXED ASSETS

	Computer	Furniture &	Internet
	Equipment	fittings	Portals	Total
	£'000	£'000	£'000	£'000
Cost
At January 1, 2002	2,710	592	842	4,144
Additions	91	13	-	104
Disposals	(89)	(129)	-	(218)
Exchange adjustments	(68)	(14)	(81)	(163)

At December 31, 2002	2,644	462	761	3,867
Additions	19	8	-	27
Disposals	(78)	(12)	-	(90)
Disposal of operations	(1,027)	(123)	(737)	(1,887)
Exchange adjustments	(1)	(2)	(24)	(27)

At December 31, 2003	1,557	333	-	1,890

Depreciation
At January 1, 2002	1,342	328	315	1,985
Provided during the year	836	159	285	1,280
Disposals	(80)	(115)	-	(195)
Exchange adjustments	(47)	(6)	(50)	(103)

At December 31, 2002	2,051	366	550	2,967
Provided during the year	402	51	120	573
Disposals	(78)	(12)	-	(90)
Disposal of operations	(968)	(110)	(649)	(1,727)
Exchange adjustments	(6)	(1)	(21)	(28)

At December 31, 2003	1,401	294	-	1,695

Net book value
At December 31, 2003	156	39	-	195

At December 31, 2002	593	96	211	900

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

10. INVESTMENTS

Share of net tangible assets
Investment in associated undertaking	£'000

At January 1, 2002	46
Share of retained loss	(46)

At December 31, 2002 and 2003	-

The investment in associated undertaking is a 25% interest in Pro-GRAM BV, a joint venture with three Dutch teaching hospitals, involved in the provision of software solutions for the medical and healthcare market. However, the activity channelled through Pro-GRAM BV was at a low level during 2002 and 2003.

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

11. BUSINESS COMBINATIONS

Acquisition of Sopheon GmbH

Sopheon GmbH was incorporated on February 9, 2001 to acquire the Technology and Information Services Division of Aventis Research & Technologies GmbH & Co KG, which was completed on June 29, 2001. The consideration for the acquisition comprised 822,598 ordinary shares of Sopheon plc as well as attributable costs of £80,000. In addition, deferred consideration estimated at £465,000 was payable in the form of Sopheon shares if Sopheon GmbH meets certain profit targets. The market value of Sopheon shares on the date of completion was 58.5p and accordingly the total cost recorded in respect of the acquisition was £1,026,000.

Analysis of the acquisition of Sopheon GmbH:

Book value and fair value
£'000
Net assets at the date of acquisition:
Tangible fixed assets	302
Deferred costs	190
Cash	1,828

2,320
Creditors falling due within one year
Accruals	(241)
Deferred subscription income	(250)
Creditors falling due in more than one year
Pension provision	(471)

Net assets	1,358
Goodwill arising on acquisition	(332)

1,026

Discharged by:
Fair value of shares issued	481
Fair value of deferred consideration	465
Attributable costs	80

1,026

In the view of the directors there were no fair value adjustments required.

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

11. BUSINESS COMBINATIONS (Continued)

Acquisition of Sopheon GmbH (continued)

The deferred consideration was payable in the form of Sopheon shares and was dependant upon the profitability of Sopheon GmbH in the years 2001 to 2003. The maximum amount payable was €1,533,000. As referred to below, under "Disposals of operations" no deferred consideration has become payable.

During the period from acquisition, Sopheon GmbH contributed £218,000 to the Group's net operating cash outflow and utilized £15,000 for capital investment.

Including the unaudited results of the predecessor business, Sopheon GmbH had turnover of £5,817,000 and a profit before tax of £54,000 in the year ended December 31, 2001. The summarized profit and loss account for the period from January 1, 2001 to June 29, 2001 (the date of acquisition) is as follows:

£'000
Turnover	2,952

Profit before tax	46

There were no recognized gains and losses other than the profit for the period.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

11. BUSINESS COMBINATIONS (Continued)

Acquisition of Orbital Software Holdings plc ("Orbital")

On October 22, 2001 the Group announced an agreed share offer for the whole of the share capital of Orbital, on the basis of eight Sopheon shares for every nine Orbital shares. The offer was declared wholly unconditional on November 15, 2001. The consideration for the acquisition comprised 40,016,715 ordinary shares of Sopheon plc. Attributable acquisition costs amounted to £931,000. In addition, holders of Orbital in-the-money share options accepted proposals whereby such options were exchanged for 660,066 Sopheon share options at 6.193p per share. The market value of Sopheon shares on the date of completion was 30p and accordingly the total cost recorded in respect of the acquisition was £13,096,000.

Analysis of the acquisition of Orbital	Book value and fair value
£'000
Net assets at the date of acquisition:
Tangible fixed assets	394
Debtors	417
Short-term bank deposits	10,208
Cash	1,669

12,688
Creditors falling due within one year	(1,076)
Creditors falling due in more than one year	(25)

Net assets	11,587
Goodwill arising on acquisition	1,509

13,096

Discharged by:
Fair value of shares issued	12,005
Fair value of share options issued	157
Attributable costs	934

13,096

In the view of the directors there were no fair value adjustments required.

During the period from acquisition, Orbital contributed £817,000 to the Group's net operating cash outflow and utilized £2,000 for capital investment. For the nine months to December 31, 2001, Orbital had turnover of £359,000 and a loss before tax of £6,934,000 in the year ended December 31, 2001 (year ended March 31, 2001 turnover of £1,090,000 and loss before tax of £5,874,000). The summarized unaudited profit and loss account for the period from April 1, 2001 to November 15, 2001 (the date of acquisition) is as follows:

£'000
Turnover	227

Operating loss	(6,587)
Interest receivable	510
Interest payable	(3)

Loss before tax	(6,080)

There were no recognized gains and losses other than the loss for the period.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

11. BUSINESS COMBINATIONS (Continued)

Disposals of operations

a)          On July 1, 2003 the Group completed the disposal of the IM division of Sopheon Corporation Minnesota. The disposal is analyzed as follows:

Net liabilities disposed of:	£'000

Fixed assets	50
Debtors	857
Creditors and accruals	(832)
Deferred revenue	(1,117)

(1,042)
Profit on disposal	3,042

2,000

Satisfied by:

Cash	1,750
Further amounts due from purchaser	250

2,000

The further amounts due from purchaser are subject to final agreement of terms reached in principle regarding payment of earn-outs and escrow balances that comprise securities subject to fluctuations in market value, including 388,350 Sopheon shares which were issued to the purchaser, FIND/SVP Inc., on July 4, 2003 (as referred to in note 18)

In the period to July 1, 2003, the IM division of Sopheon Corporation Minnesota contributed £265,000 to the Group's operating loss and £145,000 to the Group's operating cash outflow. The tax effect of disposals is set out in note 6.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

11. BUSINESS COMBINATIONS (Continued)

b)          On August 15, 2003, the Group completed the disposal of Sopheon GmbH. The disposal is analyzed as follows:

Net liabilities disposed of:	£'000

Fixed assets	110
Debtors	956
Cash	649
Creditors and accruals	(859)
Pension provision	(497)
Deferred revenue	(389)

(30)
Profit on disposal	526

496

Satisfied by:

Release of contingent deferred consideration	465
Release of unamortized negative goodwill	101
Cash contribution on disposal	(76)

496

In the period to August 15, 2003 Sopheon GmbH contributed £521,000 to the Group's operating loss and £195,000 to the Group's operating cash outflow. The tax effect of disposals is set out in note 6.

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

12. DEBTORS

	2003	2002
	£'000	£'000

Trade debtors	589	1,683
Other debtors	320	202
Prepayments and accrued income	250	775

	1,159	2,660

13. NOTES TO STATEMENT OF CASH FLOWS

(a) Reconciliation of net cash flow to movement in (debt)/net funds.

	2003	2002	2001
	£'000	£'000	£'000

(Decrease)/increase in cash	(543)	(1,803)	1,907
Decrease/(increase) in overdrafts and lines of credit	785	(318)	445

Net increase/(decrease) in cash and cash equivalents	242	(2,121)	2,352
Issue of convertible loan stock	-	-	(2,553)
Repayment of term loans	-	51	36
Repayments of capital elements of finance leases	-	-	1
Cash (outflow)/ inflow from change in liquid resources	(1,934)	(8,186)	3,512

Change in net debt resulting from cash flows	(1,692)	(10,256)	3,348
Loans and finance leases acquired with subsidiary	-	-	(63)
Conversion of convertible loan stock	26	-	-
Exchange adjustments	5	80	(27)
Allocation of convertible loan stock issue costs	(18)	(16)	-

Movement in net (debt)/funds	(1,679)	(10,192)	3,258

Net(debt)/funds at January 1	(189)	10,003	6,745

Net (debt)/funds at December 31	(1,868)	(189)	10,003

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

13. NOTES TO STATEMENT OF CASH FLOWS (Continued)

(b) Analysis of changes in net funds/(debt)

	Cash at bank	Short-term deposits/ liquid resources	Overdrafts and lines of credit	Convertible loan stock	Term loans	Total
	£'000	£'000	£'000	£'000	£'000	£'000

At January 1, 2001	654	7,271	(1,127)	-	(53)	6,745
Cashflow	1,907	3,512	445	-	37	5,901
Exchange adjustment	-	-	(27)	-	-	(27)
Issue of convertible loan stock	-	-	-	(2,553)	-	(2,553)
Acquisitions	-	-	-	-	(63)	(63)

At December 31, 2001	2,561	10,783	(709)	(2,553)	(79)	10,003
Cashflow	(1,803)	(8,186)	(318)	-	51	(10,256)
Exchange adjustment	-	-	80	-	-	80
Allocation of issue costs	-	-	-	(16)	-	(16)

At December 31, 2002	758	2,597	(947)	(2,569)	(28)	(189)
Cashflow	(543)	(1,934)	785	-	-	(1,692)
Conversion of loan stock	-	-	-	26	-	26
Exchange adjustment	-	-	5	-	-	5
Allocation of issue costs	-	-	-	(18)	-	(18)

At December 31, 2003	215	663	(157)	(2,561)	(28)	(1,868)

14. CREDITORS: amounts falling due within one year

	2003	2002
	£'000	£'000

Overdrafts and bank lines of credit	157	947
Current installments due on bank loan	28	28
Trade creditors	404	1,280
Other taxes and social security costs	94	320
Accruals and deferred income	1,147	3,527
Other creditors	166	230

	1,996	6,332

The bank line of credit is secured against the trade debtors of Sopheon Corporation Minnesota and bears interest at a rate of 2% above US prime rate.

The bank loan is a sterling loan made under the Small Companies Loan Guarantee Scheme, bearing interest at 3% over bank base rate, in respect of which the lender holds a guarantee for 85% of the loan facility from the Department of Trade and Industry.

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

15. CREDITORS: amounts falling due after more than one year

	2003	2002
	£'000	£'000

6% Convertible Unsecured Loan Stock 2005	2,561	2,569

£2.6 million nominal of 6% Convertible Unsecured Loan Stock 2005 (the "Stock"), with 557,143 detachable warrants to subscribe for Sopheon shares, was issued at par on June 20, 2001. The detachable warrants expired unexercised on June 19, 2003. The Stock is convertible into ordinary Sopheon shares any time prior to maturity. On July 1, 2003, at an Extraordinary General Meeting of Stockholders, the conversion rate was amended, in accordance with the terms of the Stock, from 46p to 12p per share and the maturity of the Stock was extended to June 19, 2005. As at December 31, 2003 £26,000 nominal of the Stock had been converted into Sopheon shares and the nominal amount outstanding was £2,574,000 (2002: £2,600,000). Issue costs allocated to future periods amounting to £13,000 (2002: £31,000) have been deducted from the nominal amounts outstanding.

On June 25, 2004 the Company announced that proposals would be put to holders of the Stock to defer maturity of the Stock to December 2005 and to reconstitute the instrument such that the Stock will on maturity automatically convert into ordinary shares rather than be repayable at par, and the annual 6% interest coupon will be eliminated. Holders of a majority of the Stock have given irrevocable undertakings to vote in favor of the proposals at an Extraordinary General Meeting of stockholders convened for July 14, 2004. The proposed modifications to the Stock will enable the instrument to be reclassified as equity in the balance sheet under UK GAAP.

16. PROVISIONS FOR LIABILITIES AND CHARGES

	2003	2002
	£'000	£'000

Pension provision At January 1	513	461
(Decrease)/increase in provision during year	(53)	21
Exchange adjustment	37	31
Disposal of subsidiary undertaking	(497)	-

At December 31	-	513

The pension provision represented the commitment of Sopheon GmbH, which was divested during the year, to provide certain employees with pensions based upon final pensionable salary. As a result of the disposal, the Group no longer has any liabilities to provide future pensions.

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

17. OBLIGATIONS UNDER LEASES

The Group had no amounts due under finance leases and hire purchase contracts.

At December 31, 2002 and 2003 the Group had annual commitments under operating leases as set out below.

	Land & buildings	Other	Land & buildings	Other
	2003	2003	2002	2002
	£'000	£'000	£'000	£'000

Operating leases which expire:
within one year	102	45	417	26
in two to five years	261	36	328	99

Totals	363	81	745	125

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

18. SHARE CAPITAL

Authorized	2003	2002	2001

Number of shares
Ordinary shares of 5p each	125,000,000	125,000,000	125,000,000

£
Ordinary shares of 5p each	6,250,000	6,250,000	6,250,000

Allotted, called up and fully paid	2003	2002	2001

Number of shares
Ordinary shares of 5p each	96,410,019	82,933,309	82,311,575

£
Ordinary shares of 5p each	4,820,501	4,146,665	4,115,579

On June 1, 2001 17,441 ordinary shares were issued for cash at 8.6p per share pursuant to the exercise of a share option and 7,114 ordinary shares were issued at 146p by way of deferred consideration to the vendors of Lessenger BV.

On June 28, 2001, 3,471,191 ordinary shares were issued to Aventis Research & Technologies GmbH & Co. KG, of which 822,598 ordinary shares were issued at 58.5p as consideration for the acquisition of Sopheon GmbH and 2,648,593 ordinary shares were issued for cash at 58.5p per share.

On June 29, 2001, at the Annual General Meeting shareholders approved the purchase for cancellation of the issued deferred shares of 15p each in the Company. Following such cancellation, the unissued deferred shares of 15p each were subdivided and re-designated as unissued ordinary shares of 5p each.

On September 12, 2001, 20,000 ordinary shares were issued for cash at 20p per share pursuant to the exercise of a share option.

On November 7, 2001, at an Extraordinary General Meeting convened to approve the acquisition of Orbital Software Holdings plc, the authorised share capital of the Company was increased to £6,250,000 consisting of 125,000,000 ordinary shares of 5p each.

On November 15, 2001, the offer to acquire the share capital of Orbital Software Holdings plc ("Orbital") was declared wholly unconditional. On December 4, 2001 Sopheon plc, having received acceptances to the offer in respect of over 90% of the issued share capital of Orbital, initiated the procedure under section 429 of the Companies Act 1985 to acquire compulsorily the remaining Orbital shares. Pursuant to the offer, 40,016,715 ordinary shares were issued at 30p per share as consideration for the acquisition of 100% of the issued share capital of Orbital.

On November 23, 2001, 18,941 ordinary shares were issued for cash pursuant to the exercise of share options, comprising 1,500 shares at 184p each and 17,441 shares at 8.6p each.

On December 11, 2001, 17,441 ordinary shares were issued for cash at 8.6p per share pursuant to the exercise of a share option.

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

18. SHARE CAPITAL (Continued)

On December 21, 2001, 8,720 ordinary shares were issued for cash at 8.6p per share pursuant to the exercise of a share option and, on December 28, 2001, 109,099 ordinary shares were issued at 565p per share by way of incentive payments to certain US members of staff, including 41,666 ordinary shares issued to A. Michuda, a director of Sopheon plc, pursuant to terms agreed at the time of the acquisition of Teltech Resource Network Corporation.

On January 16, 2002, 39,242 ordinary shares were issued for cash at 8.6p per share and 4,760 ordinary shares were issued at 6.193p per share pursuant to the exercise of share options.

On March 15, 2002, 4,360 ordinary shares were issued for cash at 8.6p per share pursuant to the exercise of a share option.

On May 3, 2002, 450,623 ordinary shares were issued for cash at 6.193p per share pursuant to the exercise of a share option.

On June 26, 2002, 7,672 ordinary shares were issued for cash at 6.193p per share pursuant to the exercise of a share option.

On December 5, 2002, 115,077 ordinary shares were issued for cash at 6.193p per share pursuant to the exercise of a share option.

On March 5, 2003, 15,344 ordinary shares were issued for cash at 6.193p per share pursuant to the exercise of a share option.

On March 17, 2003, 7,672 ordinary shares were issued for cash at 6.193p per share pursuant to the exercise of a share option.

On June 16, 2003, 4,500,000 ordinary shares were issued for cash at 12p per share by way of a share placing to raise £520,000 net of expenses.

On July 4, 2003, 388,350 ordinary shares were issued to FIND/SVP Inc pursuant to the agreement for the sale of Sopheon's North American IM business, representing an amount of $100,000 (£59,880) satisfied by the issue of Sopheon shares.

On August 11, 2003, 15,344 ordinary shares were issued for cash at 6.193p per share pursuant to the exercise of a share option.

On September 3, 2003, 116,666 ordinary shares were issued on conversion of £14,000 nominal of 6% Convertible Loan Stock 2005.

On October 22, 2003, 8,333,334 ordinary shares were issued for cash at 12p per share by way of a share placing to raise £960,000 net of expenses.

On November 20, 2003, 100,000 ordinary shares were issued on conversion of £12,000 nominal of 6% Convertible Loan Stock 2005.

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

18. SHARE CAPITAL (Continued)

On December 23, 2003, the Company announced that it had entered into a definitive agreement with GEM Global Yield Fund Limited ("GEM Global") for a €10 million equity line of credit facility. The agreement takes the form of a subscription and share lending agreement (the "Agreement") such that the Company may, at its option within the terms of the Agreement, require GEM Global to subscribe for Sopheon shares at a 10% discount to the average market bid price for the 15 days preceding the issue, up to an aggregate of €10 million over the two-year life of the Agreement. GEM Global's obligation to subscribe for shares is subject to certain restrictions including the prevailing trading volumes of Sopheon shares on the Euronext stock exchange. In all other respects the Company will remain in control of the amount and timing of any subscription under the equity line and is under no obligation to use the facility at any point during the term.

Contingent rights to subscribe for Sopheon shares

On June 19, 2001, Sopheon issued £2.6 million of Convertible Unsecured Loan Stock (the "Stock") with 557,143 detachable warrants to subscribe for Sopheon shares. In accordance with the terms of the Stock, on June 16, 2003 the conversion rate was adjusted to 12p per share, following the cash placing of new shares in the market at 12p per share on that date. The warrants expired unexercised on June 19, 2003.

Employee share option schemes

On August 28, 1996, the directors adopted, and the Company in general meeting approved, the Sopheon Executive Share Option Scheme in a form approved by the Inland Revenue. Subsequently, an unapproved executive share option scheme was established with terms similar to the approved scheme.

On the same date, the directors adopted, and the Company in general meeting approved, a share option scheme to provide for the grant to certain directors and employees of PolyDoc NV (renamed Sopheon NV) of options over Sopheon ordinary shares in exchange for the surrender by such directors and employees of their existing options over shares in PolyDoc NV, and to provide for further grants of share options to employees of the Group subject to Dutch tax.

Pursuant to the acquisition of AppliedNet Limited in November 1999, share options granted under the AppliedNet unapproved share option scheme were released in exchange for the grant of new options over Sopheon ordinary shares. These share options remain subject to the rules of the AppliedNet unapproved scheme.

On September 29, 2000, following the acquisition of Teltech Resource Network Corporation, the directors adopted the Sopheon plc (USA) Stock Option Plan, under which share options can be granted either as qualifying Incentive Stock Options (ISOs) or as Non-Qualifying Options (NQOs).

Pursuant to the acquisition of Orbital Software Holdings plc in November 2001, share options granted under the Orbital Software Group Limited Share Option Scheme were released in exchange for the grant of 660,066 new options over Sopheon ordinary shares. These options remain subject to the rules of the Orbital Software Group Limited Share Option Scheme.

At the Annual General Meeting held on July 30, 2003, shareholders approved a maximum of 8,500,000 Sopheon ordinary shares over which options could be granted under any employee share option scheme.

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

18. SHARE CAPITAL (Continued)

A summary of options granted under the share option schemes at December 31, 2003 is set out below.

Year of grant	Number	Exercise	Exercise Period
		Price (£)	From	To

1996	40,000	0.2000	08-28-96	07-21-06
1998 (1)	21,800	0.0860	12-29-01	12-29-08
1999	12,500	1.4150	01-20-02	01-20-09
1999	35,000	1.4250	28-04-99	28-04-04
1999 (2)	42,500	1.5000	04-28-00	04-28-09
1999 (2)	52,500	1.5000	11-03-00	11-03-09
1999	10,000	1.5000	11-03-02	11-03-09
1999 (3)	100,000	1.5000	11-22-02	11-22-09
2000 (2)	12,000	5.7900	01-24-01	01-24-10
2000	3,000	6.0725	01-25-01	01-25-10
2000 (2)	10,000	9.6000	02-08-01	02-08-10
2000 (2)	9,500	4.9500	06-28-01	06-28-10
2000 (2)	25,000	5.0000	06-26-01	06-26-10
2000	14,000	4.9500	06-28-03	06-28-10
2000 (2)	31,183	4.2750	10-02-01	10-02-10
2000 (2)	10,000	3.7250	11-15-01	11-15-10
2000	5,000	1.6000	12-31-03	12-31-10
2000 (2)	108,862	1.6000	12-31-01	12-31-10
2001	74,500	0.7750	05-02-04	05-02-11
2001 (2)	119,829	0.7750	05-02-02	05-02-11
2001 (4)	11,508	0.0619	09-14-01	09-14-08
2002	330,000	0.1475	04-30-05	04-30-12
2002	239,750	0.1475	04-30-02	04-30-07
2002 (2)	1,330,551	0.1475	04-30-03	04-30-12
2003 (2)	30,000	0.1475	07-07-03	07-07-13
2003 (3)	585,000	0.1625	11-05-03	11-05-08
2003 (2) (3)	4,345,000	0.1625	11-05-04	11-05-13
2003 (3)	515,000	0.1625	11-05-06	11-05-13

__________

(1)	Arising from options held by employees of AppliedNet and rolled over into Sopheon options.
(2)	One fourth of these options become exercisable each year starting on the date indicated. All other options become exercisable in full from the date indicated.
(3)	Includes options which are contingent upon certain performance targets.
(4)	Arising from options held by employees of Orbital Software Holdings plc and its subsidiaries and rolled over into Sopheon options.

Other share options

Fully vested options to subscribe for 718,292 Sopheon ordinary shares at prices between £1.84 and £5.15 were granted on September 15, 2000 as part of the consideration payable in respect of the acquisition of Teltech Resource Network Corporation. These options, with exercise dates between June 7, 2001 and July 31, 2010, are held by the vendors of Teltech. At December 31, 2003 345,900 of such options had lapsed, 1,500 had been exercised, and 370,892 remained outstanding, in respect of which the aggregate exercise price was £0.8 million.

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

19. SHAREHOLDERS' FUNDS

	Share capital	Shares to be issued	Share Premium Account	Merger reserve	Other reserves	Profit & Loss Account
	£'000	£'000	£'000	£'000	£'000	£'000

At January 1, 2001	4,816	630	43,320	7,940	2,417	(20,827)
Purchase and cancellation of deferred shares	(2,884)	-	-	-	2,884	-
Arising on share issues	2,184	(630)	2,052	10,444	(6)	-
Shares to be issued	-	465	-	-	-	-
Issue of share options	-	-	-	-	160	-
Loss for the year	-	-	-	-	-	(34,631)
Exchange adjustment	-	-	-	-	-	31

At December 31, 2001	4,116	465	45,372	18,384	5,455	(55,427)
Arising on share issues	31	-	8	-	-	-
Lapsing of share options	-	-	-	-	(1,010)	1,010
Loss for the year	-	-	-	-	-	(16,053)
Exchange adjustment	-	-	-	-	-	75

At December 31, 2002	4,147	465	45,380	18,384	4,445	(70,395)
Arising on share issues	661	-	878	-	-	-
Exercise of share options and conversion of loan stock	13	-	162	-	(147)	-
Lapsing of share options	-	-	-	-	(134)	134
Disposal of subsidiary	-	(465)	-	(440)	-	440
Loss for the year	-	-	-	-	-	(5,501)
Exchange differences	-	-	-	-	-	88

At December 31, 2003	4,821	-	46,420	17,944	4,164	(75,234)

The reserve arising from issue of share options in connection with acquisitions was reduced during 2003 by £147,000 as a result of the exercise of share options, and was reduced during 2002 by £1,010,000 and during 2003 by £134,000 as a result of the lapsing of share options due to option-holders ceasing to be employed by the Group.

The amount of £465,000 in respect of "Shares to be issued", representing deferred consideration in respect of the acquisition of Sopheon GmbH, to be satisfied by the issue of Sopheon shares to the vendors, has been written back on the disposal of Sopheon GmbH, due to the conditions for the payment thereof not having been met.

Other reserves comprise:	2003	2002	2001
	£'000	£'000	£'000

Capital redemption reserve	2,884	2,884	2,884
Reserve arising from issues of share options in connection with acquisitions	1,280	1,561	2,571

	4,164	4,445	5,455

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

20. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

Interest rate risk profile of financial liabilities

The financial liabilities of the Group at each year end are set out below.

	2003	2002
	£ '000	£ '000

Floating rate line of credit - US Dollar	155	917
Floating rate overdraft - Sterling	2	29
Floating rate loans - Sterling	28	28
Fixed rate 6% Convertible Loan Stock 2005	2,561	2,569

	2,746	3,543

Other than the 6% Convertible Loan Stock 2005, these financial liabilities bear interest rates that are based on local bank rates.

Subject to the passing of a resolution at the Extraordinary General Meeting of stockholders convened for July 14, 2004 in respect of which a majority of stockholders have given irrevocable undertakings to vote in favor, the 6% Convertible Loan Stock 2005 will be reconstituted such that at maturity it will automatically convert into ordinary shares, that it will no longer carry a 6% interest coupon, and, accordingly, may thenceforth be treated in Sopheon's balance sheet as equity shareholders' funds.

Interest rate risk profile of financial assets

The financial assets of the Group at each year-end comprise cash or cash deposits on money market deposit at call and monthly rates. The amounts were as follows

	2003	2002
	£ '000	£ '000
Floating rate
Sterling	663	1,848
Euro	-	749

	663	2,597

Non-interest bearing
Sterling	38	161
US Dollar	150	379
Euro	27	218

	215	758

Total financial assets	878	3,355

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

20. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (Continued)

Currency exposures

The table below shows the Group's transactional currency exposures that give rise to the net currency gains and losses recognized in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the operating currency of the operating unit involved, and have arisen only in operating units with a functional currency of Sterling.

Net foreign currency monetary assets

US Dollar
£'000

2002 Sterling	123
2003 Sterling	9

Maturity of financial liabilities

The maturity profile and interest rates of the Group's financial liabilities at each relevant period or year-end is as set out in Notes 14 and 15.

Borrowing facilities

The Group had no undrawn committed facilities available at each relevant period or year end, apart from its US$ line of credit (referred to in note 14)

Fair values of financial assets and liabilities

The fair values of financial assets and liabilities are set out below. The directors consider that there were no material differences between the book values and fair values of all the Group's financial assets and liabilities at each year-end.

	Book value and fair value
	2003	2002
	£ '000	£ '000

Cash and short-term deposits	878	3,355
Bank overdrafts and lines of credit	(157)	(946)
Current instalments on bank loans	(28)	(28)
Convertible Loan Stock 2005	(2,561)	(2,569)

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

21. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom ("U.K. GAAP"), which differ from generally accepted accounting principles in the United States ("U.S. GAAP").

The following is a summary of the adjustments to loss for the year and shareholders' funds which would have been required if U.S. GAAP had been applied instead of U.K. GAAP.

a)          Convertible loan stocks with detachable warrants

Under UK GAAP, the accounting for loan stock with a non-detachable conversion feature should not anticipate conversion and, accordingly, no fair value is attributed to the conversion feature. Where loan stocks are issued with detachable warrants, US GAAP requires the proceeds of the issue to be allocated between the debt and the warrants. Under US GAAP a fair value would be attributed to the warrants and the Black-Scholes model has been used for this purpose.

On June 19, 2001, the Company issued £2,600,000 of 6% Convertible Loan Stock with 557,143 detachable warrants. The conversion price for the Convertible Loan Stock was set at 70p and the exercise price for the detachable warrants was 70p. The terms of the Convertible Loan Stock provided that the conversion price would be adjusted downwards, should the Company, prior to the expiry of the conversion rights, undertake a placing or similar issue of new shares at a price of less than 70p per share in which case the conversion price should be adjusted to equal such lower placing price. The market price for the underlying shares on June 19, 2001 was 61p. The conversion terms thus had no intrinsic value at the date of issue of the Loan Stock. As regards the detachable warrants, charges of £83,000 and £73,000 would have arisen in the years ended December 31, 2001 and 2002, respectively, under US GAAP. The fair value of the detachable warrants at June 19, 2001 has been computed as £156,000 and has been amortized over the original two-year life of the underlying convertible loan. Other assumptions used in the Black Scholes model were an expected life of 1.5 years, a risk-free interest rate of 5.24% and a volatility of 104%.

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

21. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

b)          Acquisition accounting

For UK GAAP, the purchase price in respect of an acquisition where all or part of the consideration is in the form of equity instruments is based on the market price of the acquiror's shares on the date the transaction becomes unconditional. For US GAAP, the purchase price would be based on the average market price over a reasonable period before and after the announcement of the transaction.

For UK GAAP purposes, the entire excess of the purchase price over the net assets acquired is treated as goodwill. For US GAAP purposes, a proportion of the excess purchase price has been allocated to identifiable intangible assets.

i)          Acquisition of AppliedNet Limited

The acquisition of AppliedNet became unconditional on October 27, 1999 on which date the closing market value of Sopheon shares, which is used for UK GAAP purposes, was 129p. The acquisition was announced on October 28, 1999. For US GAAP purposes, Sopheon shares would have been valued at 140p, based on the market prices during the period covering a few days around the announcement date, increasing the overall purchase price for AppliedNet by £704,000. For UK GAAP purposes, the excess of the purchase price over the net assets acquired of £7,766,000 was treated as goodwill. For US GAAP purposes, part of the excess was allocated to identifiable intangible assets.

The analysis of this allocation, together with the estimated useful lives to be applied for amortization purposes, based on an independent third-party valuation, is as follows:

Category	Allocation	Estimated
	£'000	Life (Years)

Assembled workforce	617	4
Customer list	1,389	2
Current technology	1,389	5
Goodwill	5,075	3

Total	8,470

The effect of the increase in the purchase price and the allocation of purchase price to intangible assets required for US GAAP purposes is to decrease the amortization charged, as compared with that charged for UK GAAP purposes, on goodwill by £904,000 in the year ended December 31, 2001, and to increase the amortization charged, as compared with that charged for UK GAAP purposes, on other intangible assets by £1,013,000 in the year ended December 31, 2001. As a result of the impairment charge referred to in paragraph (v) below, the goodwill and other intangible assets relating to AppliedNet have been fully written off for both UK GAAP and US GAAP purposes.

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

21. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

ii)          Acquisition of Teltech Resource Network Corporation ("Teltech")

The acquisition of Teltech became unconditional on September 15, 2000 on which date the closing market value of Sopheon shares, which is used for UK GAAP purposes, was 565p. The acquisition was announced on March 3, 2000. For US GAAP purposes, For US GAAP purposes, Sopheon shares would have been valued at £13.25, based on the market prices during the period covering a few days around the announcement date, increasing the overall purchase price for Teltech by £19,959,000.

For UK GAAP purposes, the excess of the purchase price over the net deficiency acquired of £28,823,000 was treated as goodwill. For US GAAP purposes, part of the excess has been allocated to identifiable intangible assets. The analysis of this allocation, together with the estimated useful lives to be applied for amortization purposes, based on an independent third-party valuation, is as follows:

Category	Allocation	Estimated
	£'000	Life (Years)

Assembled workforce	2,469	3
Customer list	8,025	3
Patented technology	926	5
In process research and development	494	Immediate write off
Goodwill	36,868	3

Total	48,782

The effect of the increase in the purchase price and the allocation of purchase price to intangible assets required for US GAAP purposes is to increase the amortization charged, as compared with that charged for UK GAAP purposes, by £2,399,000 on goodwill and £3,599,000 on other intangible assets in the year ended December 31, 2001. As a result of an impairment review as at December 31, 2001, the value of goodwill relating to Teltech was reduced to £9,678,000 for the purposes of UK GAAP and the value of goodwill and identifiable intangible assets would have been reduced to £7,840,000 and £1,838,000 respectively under US GAAP. Furthermore, under US GAAP, as described in paragraph (vi) below, the residual value attributable to the assembled workforce at January 1, 2002 would be subsumed within goodwill. This would have amounted at January 1, 2002 to £445,000.

Following the impairment reviews in 2001, under UK GAAP, goodwill amortization was £5,530,000 in 2002 and £4,148,000 in 2003, whereas under US GAAP no goodwill amortization would have been charged in either of 2002 or 2003 (in accordance with FAS 142 as referred to in paragraph (vi) below). However, under US GAAP amortization charges in respect of identified intangible assets would have amounted to £949,000 in 2002 and £441,000 in 2003. In addition, under US GAAP a further impairment charge in respect of goodwill of £4,914,000 would have arisen in 2002.

In the year ended December 31, 2003, under US GAAP, as a result of the disposal of Teltech's IM business to FIND/SVP Inc., which transaction was closed on July 4, 2003, the unamortized amounts attributable to the customer list and the patented technology, which were effectively acquired by the purchaser, would have been written off in arriving at the profit on disposal of operations. At December 31, 2002, under US GAAP these identifiable intangible assets would have been stated at cost of £1,664,000 (following the impairment review in 2001) less amortization of £884,000.

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

21. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Under UK GAAP, the goodwill amortization charge relating to Teltech goodwill amounted in 2003 to £4,148,000, which had the effect of fully amortizing the remainder of the Teltech goodwill under UK GAAP over its estimated three-year economic life. Under US GAAP, the Teltech goodwill would have been stated at £2,105,000, being the sterling equivalent of the carrying value arrived at following the impairment charges in 2001 and 2002.

iii)          Acquisition of Sopheon GmbH

The acquisition of Sopheon GmbH (the technology and information services division of Aventis Research & Technologies) became unconditional on June 28, 2001 on which date the closing market value of Sopheon shares, which is used for UK GAAP purposes, was 58.5p. The acquisition was announced on June 26, 2001. For US GAAP purposes, Sopheon shares would have been valued at 58p, based on the market prices during the period covering a few days around the announcement date. Under UK GAAP, the purchase price included an amount of £465,000 in respect of contingent deferred consideration, comprising equity securities of Sopheon plc which would fall to be issued to the vendor if certain profit targets are met. Under US GAAP, such contingent consideration would not be recognized in computing the purchase price until the contingency was resolved.

The acquisition of Sopheon GmbH gave rise to negative goodwill of £332,000 for the purposes of UK GAAP to be amortized over its estimated economic life of three years, giving rise to amortization credits of £55,000, £111,000 and £65,000 in the years ended December 31, 2001, 2002 and 2003, respectively. Under US GAAP, the excess of the cost of acquiring Sopheon GmbH over the sum assigned to the assets and liabilities acquired would be allocated as a reduction to all the acquired assets except current assets. Any excess remaining after reducing the assigned assets would be recognized as an extraordinary gain. In this instance, for the purposes of US GAAP, the value attributed to the tangible fixed assets of Sopheon GmbH on acquisition would have been reduced to nil, and an excess of £495,000 would have been recognized as an extraordinary gain in the year ended December 31, 2001. Depreciation charges under UK GAAP in respect of tangible fixed assets acquired with Sopheon GmbH amounting to £55,000, £111,000 and £65,000 in the years ended December 31, 2001, 2002 and 2003, respectively, would not have arisen under US GAAP.

The Group divested its interest in Sopheon GmbH in August 2003 for a nominal consideration. Under UK GAAP, the contingent deferred consideration of £465,000, which did not become payable, was written back and the unamortized amount of negative goodwill was written off in arriving at the surplus on disposal.

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

21. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

iv)          Acquisition of Orbital Software Holdings plc ("Orbital")

The acquisition of Orbital became unconditional on November 15, 2001 on which date the closing market value of Sopheon shares, which is used for UK GAAP purposes, was 30p. The acquisition was announced on October 22, 2001. For US GAAP purposes, For US GAAP purposes, Sopheon shares would have been valued at 38p, based on the market prices during the period around the announcement date, increasing the overall purchase price for Orbital by £3,251,000.

For UK GAAP purposes, the excess of the purchase price over the net assets acquired of £11,587,000 was treated as goodwill. For US GAAP purposes, part of the excess has been allocated to identifiable intangible assets. The analysis of this allocation is set out below. In accordance with US GAAP, the goodwill arising on the acquisition of Orbital Software Holdings plc would not be amortized (FAS 142 on acquisitions post June 30, 2001).

Category	Allocation	Estimated
	£'000	Life (years)

Customer list	385	3
Current technology	1,515	3
Goodwill	2,860

Total	4,760

As a result of the difference in accounting for the cost of the acquisition under UK GAAP and US GAAP and the allocation under US GAAP of part of the purchase price to intangible assets, the following differences arise. Under UK GAAP, goodwill amortization was £503,000 in 2002 and £503,000 in 2003, whereas under US GAAP no goodwill amortization would have been charged in either of 2002 or 2003 (in accordance with FAS 142 as referred to in paragraph (c)(vi) below). However, under US GAAP, amortization charges in respect of identified intangible assets would have amounted to £633,000 in 2002 and £523,000 in 2003. In addition, under US GAAP, an impairment charge in respect of goodwill of £2,839,000 and a further impairment charge in respect of identified intangible assets of £211,000 would have arisen in 2002.

At December 31, 2003 under US GAAP the identifiable intangible assets acquired with the Orbital acquisition would be stated at cost of £1,003,000 (2002: £1,003,000) (representing the carrying value following the impairment review in 2002) less amortization of £523,000 (2002: £nil.).

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

21. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

v)          Goodwill impairment charge

Under both UK GAAP and US GAAP the value of goodwill should be reviewed if there has been a change of circumstances, which suggests that the carrying value of that asset may not be recoverable.

The Company carried out an impairment review as of December 31, 2001 under UK GAAP, which resulted in an impairment charge of £9,065,000 being made in the financial statements for the year ended December 31, 2001 to reduce the aggregate carrying value of goodwill in respect of AppliedNet and Teltech to £9,678,000. Under US GAAP, an impairment review would have resulted in carrying values for the goodwill in respect of AppliedNet and Teltech being in all material respects the same as under UK GAAP and, accordingly, under US GAAP impairment charges of £14,508,000 in respect of goodwill and £5,220,000 in respect of other intangible assets would have been required in 2001.

No impairment charge was required under UK GAAP following impairment reviews as of December 31, 2002 and 2003. However, under US GAAP impairment charges would have been required to be made in 2002 amounting to £4,914,000 in respect of Teltech goodwill, £2,839,000 in respect of Orbital goodwill and £211,000 in respect of Orbital other intangible assets.

No impairment charge was required under UK GAAP following impairment reviews as of December 31, 2003 nor would any impairment charge have been required under US GAAP in 2003.

vi)          Goodwill amortization

Under UK GAAP goodwill amortization amounting to £12,288,000 in 2001 was charged before arriving at the impairment charges referred to in paragraph (v) above. Goodwill continued to be amortized under UK GAAP during 2002 and 2003 with total goodwill amortization charges amounting to £6,033,000 in 2002 and £4,651,000 in 2003. As indicated in paragraph (v) above no further goodwill impairment charges were required in either 2002 or 2003.Under US GAAP goodwill amortization would have amounted to £18,461,000 in 2001. On adoption of FAS 142 at January 1, 2002, amortization of goodwill is no longer permitted under US GAAP, but the carrying value of goodwill is reviewed annually for impairment. As indicated in paragraph (v) above, further impairment charges would have been required at December 31, 2002 under US GAAP in respect of goodwill and intangible assets of £7,753,000 and £211,000, respectively, but no impairment charges would arise in 2003.

Under US GAAP, the reduced carrying value of goodwill or an intangible asset following an impairment review is accounted for as its new cost, whereas under UK GAAP the impairment is classified as additional amortization and, accordingly, the historical cost is not reduced. Consequently, under UK GAAP, goodwill at December 31, 2003 is shown at its original cost of £17,546,000 (2002: £38,260,000) less amortization and impairment charges of £17,106,000 (2002: £33,169,000), the reductions during the year reflecting the disposal of the IM division of Sopheon Corporation Minnesota. Under US GAAP goodwill would be stated at December 31, 2003 at £1,961,000 (2002: £2,175,000) being the sterling equivalent of its reduced carrying value following the impairment review.

Also under US GAAP, on adoption of FAS 142, any residual amount attributable to the value of the assembled workforce is subsumed into goodwill.

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

21. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

vii)          Profit on disposal of operations

There are differences between US GAAP and UK GAAP in the accounting for the disposals of Teltech's IM division and Sopheon GmbH, both of which took place in the year ended December 31, 2003. Under UK GAAP, the profit on disposal of operations in 2003 was £3,568,000, representing the net proceeds receivable plus the amounts of net liabilities assumed by the purchasers, together with (in the case of Sopheon GmbH) the write-back of contingent deferred consideration of £465,000 and the write-off of unamortized negative goodwill of £101,000. Under US GAAP, the profit on disposal of operations in 2003 would have been £2,760,000, representing the net proceeds receivable plus the amounts of net liabilities assumed by the purchasers, less (in the case of the disposal of Teltech) the unamortized amount of £326,000 attributable to the intangible assets effectively acquired by the purchaser. In the case of Sopheon GmbH, under US GAAP the net liabilities assumed by the purchaser would have been higher by £84,000 than under UK GAAP because under US GAAP the value of the fixed assets at the time of acquisition would have been reduced to nil as explained in paragraph (iii) above.

Under UK GAAP, as disclosed in Note 9, the goodwill attributable to Teltech's IM division, which amounted at cost to £20,714,000 and at the date of disposal had been fully amortized, was eliminated from both cost of goodwill and accumulated goodwill amortization. Under US GAAP the goodwill attributable to Teltech's IM division at the date of disposal would have been stated at a cost of nil, following the impairment charge in 2002.

c)          Foreign currency assets

The Group treats goodwill arising on acquisitions of overseas subsidiaries as a sterling asset. Under US GAAP goodwill arising on overseas acquisitions is treated as a currency asset and is subject to the impact of foreign currency movements, For the purposes of US GAAP for the year ended December 31, 2003 a foreign exchange loss of £129,000 (2002: loss £860,000 and 2001: gain £1,248,000) in respect of the goodwill and other intangibles arising on the acquisition of Teltech, would be reflected in the consolidated statement of comprehensive income.

d)          Stock based compensation

For US GAAP purposes, the Company elected to follow APB Opinion No. 25 "Accounting for Stock Issued to Employees", in accounting for employee stock options, because the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation", requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in the financial statements.

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

21. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

e)          Taxation

Under U.K. GAAP, deferred tax is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more, tax. Under U.K. GAAP, deferred tax assets are recognized only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

U.S. GAAP requires deferred taxation to be provided in full, using the liability method on all temporary differences between the tax and book basis of assets and liabilities. Under U.S. GAAP, deferred tax assets and liabilities are recognized for all temporary timing differences and income tax losses, in accordance with FAS 109 ''Accounting for Income Taxes.'' Valuation allowances with respect to deferred tax assets are provided when it is considered more likely than not that all, or a portion, of the deferred tax assets will not be realized.

The Company has concluded that realization of its US and UK deferred tax assets does not meet the "more likely than not" recognition criteria.

The following table summarizes the Company's deferred tax asset under U.S. GAAP as at December 31, 2002 and 2003:

	2003	2002
	£'000	£'000

Accelerated capital allowances	156	104
Unrelieved trading losses	20,311	20,888
Valuation allowance	(20,467)	(20,992)

Net deferred tax asset	-	-

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

21. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

f)          Income

The effect of the adjustments to loss for the year which would be required if US GAAP were to be applied instead of UK GAAP is summarized as follows:

	Note	2003	2002	2001
		£'000	£'000	£'000

Loss for the year as reported in the consolidated profit and loss account in accordance with UK GAAP		(5,501)	(16,053)	(34,631)

Adjustments:
Tangible fixed assets depreciation adjustment	21(b)(iii)	55	131	78
Amortization of goodwill	21(b)(ii) & (iv)	4,651	6,033	(1,453)
Amortization of negative goodwill	21(b)(iii)	(65)	(111)	(55)
Amortization of other intangible assets	21(b)(ii) & (iv)	(964)	(1,582)	(4,665)
Impairment charge - goodwill	21(b)(v)	-	(7,753)	(5,443)
Impairment charge - other intangible assets	21(b)(v)	-	(211)	(5,220)
Interest payable and similar charges	21(a)	-	(73)	(83)
Profit on disposal of operations	21(b)(vii)	(808)	-	-
Extraordinary gain	21(b)(iii)	-	-	495

Net loss as adjusted to accord with US GAAP		(2,632)	(19,619)	(50,977)

Comprising:
Loss before extraordinary gain		(4,132)	(13,502)	(18,568)
Extraordinary gain		-	-	495
Income/(loss) from discontinued operations
Loss from operations		(1,260)	(6,117)	(32,904)
Gain on sale		2,760	-	-

Net loss as adjusted to accord with US GAAP		(2,632)	(19,619)	(50,977)

Loss per share (basic and diluted)

Loss from continuing operations before extraordinary gain		(4.7)p	(16.4)p	(40.8)p
Extraordinary gain		-	-	1.0 p
Income/(loss) from discontinued operations		1.7p	(7.4)p	(72.1)p

Net loss		(3.0)p	(23.8)p	(112.2)p

Shares used in computing amounts per share		87,274,941	82,669,430	45,471,220

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

21. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

g)          Consolidated Statement of Comprehensive Loss

Comprehensive loss under US GAAP is as follows:

	2003	2002	2001
	£'000	£'000	£'000

Net loss in accordance with US GAAP	(2,632)	(19,619)	(50,977)
Exchange differences on re-translation of net assets and results of subsidiary undertakings	(184)	(785)	1,279

Comprehensive loss in accordance with US GAAP	(2,816)	(20,404)	(49,698)

h)          Shareholders' funds

The effect of the adjustment to shareholders' funds which would be required if US GAAP were to be applied instead of UK GAAP is summarized as follows:

	Note	2003	2002
		£'000	£'000

Shareholders' (deficit)/funds as reported in the consolidated balance sheet under UK GAAP		(1,885)	2,426

Adjustments:
Fixed assets
Intangible assets - goodwill	21(b)(vi)
-Cost		(15,585)	(36,085)
-Amortization		17,106	33,169

Intangible assets - negative goodwill	21(b)(iii)
-Cost		-	332
-Amortization		-	(166)

Intangible assets - other	21(b)(ii) & (iv)
-Cost		1,003	2,667
-Amortization		(523)	(884)

Tangible fixed assets	21(b)(iii)
-Cost		-	(302)
-Depreciation		-	209

Shareholders' equity as adjusted to accord with US GAAP		116	1,365

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

21. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

j)          Consolidated statements of cash flows

The consolidated statements of cash flows prepared under UK GAAP present substantially the same information as those required under US GAAP but they differ, however, with regard to classification of items within them and as regards the definition of cash and cash equivalents.

Under UK GAAP, cash is defined as cash in hand and at bank and deposits repayable on demand less bank overdrafts. Under US GAAP, cash and cash equivalents would not include bank overdrafts but would include cash deposits repayable within three months at inception. Under UK GAAP, cash flows are presented separately for operating activities, returns on investment, acquisitions, equity dividends, management of liquid resources and financing. US GAAP requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and return on investments and servicing of finance shown under UK GAAP would be included in the determination of cash flows from operating activities under US GAAP. Under US GAAP, the payment of dividends would be included as a financing activity and capital expenditure and financial investment and acquisitions would be reported within investing activities.

The categories of cash flow under US GAAP can be summarized as follows:

	2003	2002	2001
	£'000	£'000	£'000

Cash outflow from operating activities	(4,171)	(10,129)	(11,082)
Cash (outflow)/inflow from investing activities	1,004	(86)	12,836
Cash inflow from financing activities	690	226	3,665

(Decrease)/increase in cash and cash equivalents	(2,477)	(9,989)	5,419
Cash and cash equivalents at beginning of year	3,355	13,344	7,925

Cash and cash equivalents at end of year	878	3,355	13,344

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

21. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

k) Impact of new accounting standards

As disclosed in the notes to the audited financial statements, included elsewhere in this report, we prepare our accounts in accordance with UK GAAP and reconcile profit after taxation, shareholders' equity and cash flows to US GAAP. At June 30, 2004, the following new accounting standards had been issued by the Financial Accounting Standards Board:

FASB Interpretation No. 46 (Revised), "Consolidation of Variable Interest Entities", was published in December 2003, and clarified the application of ARB No. 51 to certain entities where a controlling financial interest is achieved without majority voting interest. The principle requirements come into effect from January 1, 2004. Sopheon has not identified any variable interest entity of which it would be regarded as the primary beneficiary under FIN No. 46 and which it would consequently have to consolidate. Therefore, Sopheon does not anticipate that full adoption of FASB Interpretation No. 46 (Revised) will have any effect on the consolidated financial statements.

EITF 00-21, "Revenue Arrangements with Multiple Deliverables", was issued in November 2002, and addresses how a vendor allocates revenue between multiple products and services covered by the same revenue arrangement. The EITF consensus will apply to Sopheon with effect from January 1, 2004. Sopheon expects to earn revenue from multiple deliverable arrangements in 2004 and future years. Sopheon will be required to allocate revenue arising from such contracts between the multiple products and services and will not recognise the revenue so allocated until the relevant product or service has been delivered.

FRS 20 "Share-based payments" was issued in April 2004 and addresses the accounting treatment for payments made in the form of shares and share options. It will apply to Sopheon in respect of its financial statements for the year 2005. Sopheon will be required to include in its profit and loss account a charge in respect of share options granted to directors and employees, based upon the fair value of such options as at the date of grant.

22. POST BALANCE SHEET EVENTS

On January 24, 2004 the Company issued 3,600,000 new ordinary shares by way of a placing for cash at 23p per share to raise £828,000 before expenses.

On March 3, 2004, the Company raised £620,000 before expenses by way of a placing of 2,000,000 new ordinary shares for cash under its equity line of credit arrangement with GEM Global Yield Fund Limited.

On June 25, 2004 the Company issued 4,651,163 new ordinary shares by way of a placing for cash at 21.5p per share to raise £1,000,000 before expenses.