Form 20-F
period 2004-12-31
SOPHEON PLC
filed 2005-07-12
CIK 1109418

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
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
115,871,082 Ordinary shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes[X] No[ ]
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17[X] Item 18[ ]

References in this document to "US dollars", "$" or "cents" are to the currency of the United States and references to "pounds sterling", "pounds", "£", "pence" or "p" are to the currency of the United Kingdom. There are 100 pence to each pound. References to euro and "€" are to the currency of the European Economic and Monetary Union. Solely for your convenience, this document contains translations of certain pounds sterling amounts into US dollars at specified rates. You should not take these translations as assurances that the pounds sterling amounts currently represent US dollar amounts or could be converted into US dollars at the rate indicated or at any other rate, at any time.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:

Matters discussed in this document may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their businesses. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions and other statements, which are other than statements of historical facts and information set forth in Item 3 "Key Information—Risk Factors".

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following table sets forth selected historical financial data of Sopheon for each of the last five fiscal years in the period ended December 31, 2004. The selected historical data have in part been derived from and should be read in conjunction with Sopheon's audited consolidated financial statements, including the notes thereto, beginning at page F-1 of this document.

Consolidated Profit and Loss Account Data

Amounts in accordance with UK GAAP
Year ended December 31	2000	2001	2002	2003	2004
	£'000	£'000	£'000	£'000	£'000

Turnover
Continuing operations	4,573	2,829	2,854	2,669	4,323
Discontinued operations	3,190	11,134	9,499	4,065	-

	7,763	13,963	12,353	6,734	4,323
Cost of sales	(5,402)	(10,186)	(9,002)	(4,117)	(993)

Gross profit	2,361	3,777	3,351	2,617	3,330
Sales and marketing expenses	(3,450)	(7,281)	(5,437)	(3,442)	(2,588)
Administrative expenses	(6,080)	(9,802)	(8,058)	(3,814)	(2,001)
Amortization of goodwill	(5,561)	(12,288)	(5,922)	(4,586)	(440)
Impairment charge re goodwill	-	(9,143)	-	-	-

Operating loss
Continuing operations	(10,664)	(13,620)	(7,568)	(4,269)	(1,699)
Discontinued operations	(2,066)	(21,117)	(8,498)	(4,956)	-

	(12,730)	(34,737)	(16,066)	(9,225)	(1,699)
Share of loss of associated undertaking	(76)	(63)	(46)	-	-
Profit on disposal of operations	-	-	-	3,568	-
Net interest income/(expense)	861	169	(67)	(149)	(265)

Loss for the year before tax	(11,945)	(34,631)	(16,179)	(5,806)	(1,964)

Tax on ordinary activities	-	-	126	305	143

Loss for the year after tax	(11,945)	(34,631)	(16,053)	(5,501)	(1,821)

Loss per share (basic and diluted)	(33.4)p	(76.2)p	(19.4)p	(6.3)p	(1.6)p

Weighted average number of shares issued and outstanding ('000)	35,732	45,471	82,669	87,275	114,883

Amounts in accordance with US GAAP
Year ended December 31	2000	2001	2002	2003	2004
	£'000	£'000	£'000	£'000	£'000

Turnover	4,912	2,829	2,854	2,669	4,323
Cost of sales	(3,506)	(2,110)	(1,719)	(627)	(993)

Gross profit	1,406	719	1,135	2,042	3,330
Sales and marketing expense	(3,379)	(3,469)	(3,577)	(2,868)	(2,588)
Administrative expenses	(4,612)	(6,635)	(5,500)	(2,939)	(2,001)
Amortization of goodwill and other intangible assets	(4,024)	(6,458)	(633)	(523)	(480)
Impairment charge re goodwill and other intangible assets	-	(2,748)	(4,867)	-	(1,826)

Operating loss	(10,609)	(18,591)	(13,442)	(4,288)	(3,565)
Net interest income/(expense)	481	86	(140)	(149)	(265)

Loss before tax	(10,128)	(18,505)	(13,582)	(4,437)	(3,830)
Tax credit	-	-	126	305	143

Loss after taxes	(10,128)	(18,505)	(13,456)	(4,132)	(3,687)
Share of loss of associated undertaking	(76)	(63)	(46)	-	-

Loss from continuing operations	(10,204)	(18,568)	(13,502)	(4,132)	(3,687)
Income/(loss) from discontinued operations
Loss from operations	(5,171)	(32,904)	(6,117)	(1,260)	-
Extraordinary gain	-	495	-	-	-
Gain on sale	-	-	-	2,760	-

Loss for the year	(15,375)	(50,977)	(19,619)	(2,632)	(3,687)

Loss per share from continuing operations	(28.5)p	(40.8)p	(16.4)p	(4.7)p	(3.2)p
(Loss)/income per share from discontinued operations	(14.5)p	(71.4)p	(7.4)p	1.7p	-

Net loss per share	(43.0)p	(112.2)p	(23.8)p	(3.0)p	(3.2)p

 No dividends have been declared or paid in respect of any of the above financial years.

Consolidated Balance Sheet Data
At December 31	2000	2001	2002	2003	2004
	£'000	£'000	£'000	£'000	£'000

Amounts in accordance with UK GAAP
Working capital	4,726	8,352	(317)	41	1,134
Total assets	46,127	29,988	11,840	2,672	3,222
Creditors: amounts falling due after more than one year	(22)	(2,578)	(2,569)	(2,561)	-
Shareholders' equity/(deficit)	38,296	18,365	2,426	(1,885)	1,244
Share capital	56,706	68,337	68,376	69,185	74,196

Amounts in accordance with US GAAP
Working capital	4,726	8,352	(317)	41	1,134
Total assets	61,649	33,281	10,779	4,675	3,222
Long-term obligations less current portion	(22)	(2,505)	(2,569)	(2,561)	-
Shareholders' equity	53,818	21,731	1,365	116	1,244

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

For the Months of	High	Low
January 2005	$1.91	$1.87
February 2005	$1.92	$1.86
March 2005	$1.92	$1.87
April 2005	$1.92	$1.87
May 2005	$1.90	$1.82
June 2005	$1.84	$1.80

For the Year ended December 31	Period Average
2000	$1.52
2001	$1.45
2002	$1.50
2003	$1.63
2004	$1.83

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Sopheon has a history of losses and its prospects of achieving profitability are dependent on meeting sales targets for its Accolade® software. Sopheon has in past years experienced substantial net losses due, in part, to its investment in product development and marketing. Sopheon's ability to continue to finance its activities through to the point that its operations become cash generative on a sustained basis is dependent on the group maintaining the sales growth achieved in 2004, or in the absence of such growth, its ability to secure funding through the company's facilities or other sources. Details of the resources available to Sopheon and the reasons why management consider that the company is able to continue as a going concern are set out in Note 1 to the financial statements.

Sopheon's lack of profitability may affect its ability to obtain funding from external investors. Recent years have seen a significant deterioration in investor sentiment towards technology companies. Sopheon has in the past experienced large operating losses and accordingly large cash outflows. Should Sopheon not succeed in achieving profitability, there is no certainty that market conditions will permit it to obtain sufficient further funding from external sources so as to continue to operate in its current form.

Uncertain economic conditions in recent years continue to affect the speed with which prospective clients decide on investment in Sopheon's products. Although signs of recovery in Information Technology spending were seen in late 2003 and have continued into 2005, economic uncertainty continues to limit the speed with which customers conclude investments in best-of-breed solutions like Sopheon's Accolade® software. This could have an adverse effect on the rate of growth for sales of Sopheon's products and services, which could harm Sopheon's business, results of operations and financial condition.

The expected benefits from Sopheon's recent restructuring may not be realized over the longer term. During 2003 the Group's Information Management ("IM") businesses in the United States and Germany were divested, and further cost reduction measures were implemented in Group's Business Process Solutions ("BPS") activities. In order to improve Sopheon's balance sheet, share issues were undertaken during 2003 to raise £1.54 million before expenses and a €10 million equity line of credit was put in place. During 2004 Sopheon made the first call on the equity line of credit and two further share placements to raise an aggregate £2.4 million in working capital. At December 31, 2004 Sopheon had gross cash resources of £1,211,000 before lines of credit drawn totaling £108,000.

As a consequence of the restructuring, Sopheon is now able to devote all its resources to its BPS Division. However, the divestment of the IM businesses has resulted in the loss of a revenue flow which included a substantial predictable element of renewals by established customers. Since the restructuring, Sopheon achieved significant growth in revenues in its BPS Division during 2004. However, there will continue to be a reduced level of predictability of Sopheon's future revenue streams, which will depend on a relatively small volume of high value sales of proprietary software.

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

Sopheon will require relationships with partners who are able to market and implement its products. Historically, Sopheon has devoted substantial resources to the direct marketing of its products, and its strategy to enter into strategic alliances and other collaborative relationships to widen the customer base and create a broad sales and implementation channel for its products is still at an early stage.. The successful implementation of this strategy is crucial to Sopheon's prospects and its ability to scale effectively. However, Sopheon cannot be sure that partners will devote adequate resources to promoting, selling becoming competent to implement Sopheon's products.

Some of Sopheon's competitors and potential competitors have greater financial resources than Sopheon, which may affect Sopheon's ability to gain market share for its products. While Sopheon has in the past invested substantial resources and effort in sales and marketing activities, it remains a relatively small organization by global standards. Its resources are dwarfed by those of many larger companies that are capable of developing and offering similar solutions or part solutions. If Sopheon were to compete directly with such companies, it may not succeed in reaching as deep and broad an audience or in developing and marketing programs and collateral which are as effective as its competitors may be able to achieve with their greater resources.

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

Sopheon is dependent upon certain key management personnel, the loss of whom could have a material impact on it. While service agreements have been entered into with key executives, the retention of their services cannot be guaranteed. The loss of the services of these and other key employees could have a material adverse effect on Sopheon. In addition, as the economic environment has improved, the competition for qualified employees continues to be difficult and retaining key employees has become accordingly more challenging and expensive.

Sopheon's markets continue to be at a relatively early stage of development and it is possible that Sopheon's products may not sell in the quantities or at the prices required to achieve sustained profitability. The market for Sopheon's software products continues to emerge and evolve, and it remains difficult precisely to determine its potential size and growth rate, or the extent to which Sopheon's market penetration will continue to accelerate. Historically, much of Sopheon's turnover has been derived from consultancy, systems integration and research services. Sopheon has divested the majority of these businesses, to concentrate on its proprietary software solutions. Accordingly Sopheon's dependency on the speed of development of the market for its software products is more pronounced than in the past.

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

Sopheon was founded in 1993 as PolyDoc NV. In August 1996, PolyDoc plc, a newly incorporated UK holding company, acquired 100% of PolyDoc NV in a group reorganization. In September 1996, PolyDoc plc obtained admission to the Alternative Investment Market (AIM) of the London Stock Exchange and raised £1.66 million by means of a placing of ordinary shares. A further £0.89 million was raised from a venture capitalist in the Netherlands in January 1997, followed by admission to the Euronext stock market in Amsterdam in March 1997.

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

In March 2000, Sopheon announced the raising of approximately £19.9 million (net of issue expenses of approximately £1.1 million) through an institutional placing of its shares, and also announced the proposed acquisition of Teltech Resource Network Corporation ("Teltech"), a company based in Minneapolis, Minnesota, engaged in research services and the provision of technical and business information to the desktop. The acquisition of Teltech was completed on September 15, 2000 for a total consideration of £26,211,000, financed by £10,775,000 in cash and the balance in Sopheon shares and share options.

In October 2000, Sopheon announced the launch of its Accolade® system, an integrated set of software applications, tools and research capabilities designed to help major corporate customers to enhance their new product development process and success rates. The decision to move forward with Accolade® was partly in response to the slow buying cycles within public sector healthcare institutions which represented Sopheon's market focus in the late 1990s, leading to an emphasis on developing a solution which was both specific to a business application, and positioned to be attractive to customers which would have a rapid and commercial approach to purchasing decisions. Accolade® was first released to the market in the second quarter of 2001. Since the initial release, further improvements in functionality have been made leading up to the current version, Accolade®5.0, released in October 2003. Sopheon developed this product in partnership with the Ontario-based Product Development Institute.

On June 19, 2001, Sopheon raised an additional £2,600,000 for working capital through the issue to management and other investors of 6% Convertible Loan Stock, originally due to mature in June 2003. As described below, the instrument has since been reconstituted as non-interest-bearing and mandatory convertible by December 31, 2005.

In June 2001, Sopheon completed the acquisition of the Technology and Information Services division of Aventis Research & Technologies ("AIT"), based in Frankfurt, Germany. The business, providing expert research, content delivery and portal and applications development, was transferred into a newly established company, Sopheon GmbH.

In November 2001, Sopheon completed the acquisition of UK-based Orbital Software Holdings plc ("Orbital") a leading provider of knowledge sharing and collaboration solutions. Based in Edinburgh, Scotland, Orbital had approximately 80 staff and also had office facilities in Boston, Massachusetts and Gatwick, England. The primary product of Orbital was marketed under the product name "Organik" now marketed as Q&A Centre. Q&A Centre creates an environment in which knowledge workers and user communities can find answers, locate expertise and share knowledge. It is designed to capture the questions and answers of people within an organization and to build a searchable and re-usable knowledge base. Key features of Q&A Centre were incorporated into Sopheon's Accolade® software solution.

In the final quarter of 2001, the Company was reorganized into two operating divisions: Information Management "IM", which comprised the research services side of Sopheon's business acquired with Teltech and AIT; and Business Process Solutions "BPS", which comprised the proprietary Accolade® and Q&A Centre software business. A healthcare applications unit was also retained in the Netherlands to focus on regional opportunities in that sector. The reorganization included a sharp reduction in the cost base through elimination of duplicated costs and a significant contraction of the workforce by approximately 80 positions. The overall cost of the restructuring amounted to approximately £1million.

Against a background of general economic uncertainty prevailing during 2002 and into 2003, which created difficult trading conditions for the Group, resulting in continued trading losses and cash outflows, the Sopheon Board concluded that a fundamental restructuring of the business was required to improve the Group's balance sheet and to further reduce operating costs, while focusing the business on the high growth potential of its software business. The restructuring measures taken are set out below:

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

On August 18, 2003, Sopheon announced the sale of its German-based IM business to FIND for a nominal sum. At the same time its German-based software and services divisions were sold to their management to form independent, locally-owned units, which are continuing to support Sopheon's Accolade® solution.

Further cost reduction measures were implemented in Sopheon's remaining business, in which headcount was reduced to less than 60 staff.

On October 22, 2003, Sopheon issued 8,333,334 ordinary shares for cash at 12p per share by way of a share placing to raise £1 million (before expenses) in additional working capital for the Group.

On December 23, 2003, the Company announced that it had entered into a definitive agreement with GEM Global Yield Fund Limited ("GEM") for a €10 million equity line of credit facility. The agreement takes the form of a subscription and share lending agreement (the "Agreement") such that the Company may, at its option within the terms of the Agreement, require GEM to subscribe for Sopheon shares at a 10% discount to the average market bid price for the 15 days preceding the issue, up to an aggregate of €10 million over the two-year life of the Agreement. GEM's obligation to subscribe for shares is subject to certain restrictions including the prevailing trading volumes of Sopheon shares on the Euronext stock exchange. In all other respects the Company remains in control of the amount and timing of any subscription under the equity line and is under no obligation to use the facility at any point during the term.

On January 26, 2004, Sopheon issued 3,600,000 ordinary shares for cash at 23p per share by way of a share placing to raise £828,000 (before expenses) and on March 3, 2004 Sopheon issued 2,000,000 ordinary shares to GEM pursuant to the Agreement referred to above to raise approximately £620,000 (before expenses), both issues providing additional working capital for the Group.

On June 25, 2004, Sopheon issued 4,651,163 ordinary shares for cash at 21.5p to raise approximately £1 million before expenses.

On July 14, 2004 holders of Sopheon's Convertible Loan Stock 2005 approved a resolution to reconstitute the Stock such that, subject to the Sopheon Group continuing to meet key solvency tests, the Stock is no longer repayable at par at maturity but will automatically convert on December 31, 2005 into Sopheon ordinary shares at the conversion rate of 12p nominal of the Stock per Sopheon share. The resolution also provided that the Stock is no longer interest-bearing. As consideration for the forgoing of interest and repayment rights, holders of the Stock received a compensation payment of 7% of the nominal value of the Stock on August 2, 2004. On reconstitution, the Stock was renamed "Interest Free Mandatory Convertible Loan Stock". Following the modifications to the Stock, the instrument has been reclassified as part of equity shareholders' funds in Sopheon's balance sheet. Accordingly, an amount of £1,509,000, representing the nominal value of the Stock outstanding at December 31, 2004 following conversion by certain of the holders of the Stock, has been transferred to shareholders funds.

Following the divestments in 2003, the results for the year ended December 31, 2004 were the first for Sopheon's continuing software business on a stand-alone basis. Sopheon's consolidated turnover from continuing activities grew to £4.3 million (2003: £2.7 million). Goodwill amortization charges amounted to £0.4 million (2003: £4.6 million) for the year, in addition to net interest of £0.3 million (2003: £0.2 million). After factoring in research and development tax credits amounting to £0.1 million (2003: £0.3 million) the retained loss for the year was £1.8 million (2003: £5.5 million) reducing the loss per ordinary share to 1.6p (2003: 6.3p).

Since the year end, Sopheon announced on May 24, 2005 the release of version 6.0 of Accolade®, including new features focused on eliminating the administrative, communication and knowledge-sharing impediments to the adoption of effective product development process methodology. Version 6.0 of Accolade® was developed with R&D and marketing support from Microsoft, and includes integrated links to enable its use in conjunction with widely-used Microsoft productivity tools, such as Microsoft® Office Enterprise Project Management platform and SharePoint® Portal Server.

On May 31, 2005 Sopheon issued 4,347,826 ordinary shares for cash at 23p per share to raise £1.0m after expenses for working capital purposes.

On June 17, 2005, at Sopheon's Annual General Meeting, the Company announced that its client base now included 57 licensed customers, and that it was continuing to make significant strategic and operational advances in pursuit of its core business goals.

B. BUSINESS OVERVIEW

Introduction

The Sopheon Group is an international provider of software and services that help organizations improve the business impact of product development. The Sopheon Accolade® product development system automates gate- or phase-based product development ("PD") processes and provides strategic decision support that allows companies to improve innovation, cut product development spending waste and shorten time to market.

During 2003 Sopheon divested its information management divisions in the United States and Germany.

Sopheon has operating bases in the United States, United Kingdom and the Netherlands.

Analysis of Turnover By Geographical Destination
Year ended December 31	2004	2003	2002
	£'000	£'000	£'000

United Kingdom	811	551	820
Rest of Europe	1,535	942	835
North America	1,977	1,069	1,095
Rest of World	-	107	104

Continuing businesses	4,323	2,669	2,854

United Kingdom	-	-	9
Rest of Europe	-	1,712	3,177
North America	-	2,349	6,296
Rest of World	-	4	17

Discontinued businesses	-	4,065	9,499

	4,323	6,734	12,353

Analysis of Turnover By Category of Activity
Year ended December 31	2004	2003	2002
	£'000	£'000	£'000

Continuing businesses - software and consultancy	4,323	2,669	2,854
Discontinued businesses - software and consultancy	-	252	453
Discontinued businesses - information research and services	-	3,813	9,046

	4,323	6,734	12,353

Reliance on licenses, contracts and other relationships

Certain Sopheon products incorporate software licensed from third parties in the ordinary course of business. Sopheon has also entered into industrial and commercial contracts with customers, suppliers, lessors and other parties and has entered into financing arrangements with banks and other financial institutions in the ordinary course of business, and its operations are dependent on these contracts and arrangements. In addition, Sopheon's range of software products is based on a number of intellectual property assets, the most significant of which are:

•	Sopheon's "Integrated Document Production Architecture" ("IDP/A"), which enables the creation of specific software applications for a wide variety of industry sectors, and is the subject of a European patent granted January 1988 and a US patent granted in February 2004. Today this technology is primarily applied in Sopheon's healthcare compliance solutions in the Netherlands.

•	Orbital's "Information System using Human Resource Profiles", which is used in the Q&A Centre (formerly Organik) product and is the subject of US and UK patents. European patent applications have been filed.

•	A business partnership agreement with the Product Development Institute ("PDI") of Ontario, Canada, which grants Sopheon the rights to embed certain new product development methodologies and content into its Accolade® products.

In addition, Sopheon has filed trademark applications in the European Union, the United States and Canada for a number of its brands and products including "Sopheon", the Sopheon logo, "Sopheon Accolade®", "IDP/A" and "Organik" Sopheon has no other dependence on patents, licenses, industrial, commercial or financial contracts, or new manufacturing processes, which are material to its business.

In 2004 Sopheon sought to position itself for the longer term in two areas, first by securing distribution partners in geographical areas outside the Company's existing sphere of operations, and second by entering strategic alliances in key markets. The first area is a key priority for further expansion in 2005, to augment existing partner presence in continental Europe and the Asia Pacific. The second bore fruit in the final quarter of 2004, with the announcement of Sopheon's membership of Microsoft's Collaborative Product Development (CPD) initiative, which is designed to help companies leverage investments in Microsoft technology by using it to improve product development success rates. Other CPD participants include Hewlett Packard, UGS, and Dassault Systems.

In conjunction with the launch of the Microsoft CPD initiative, Sopheon announced that it would integrate Microsoft Project Server 2003 and SharePoint Portal Server 2003 into Accolade, to further enhance collaborative, information-sharing and enterprise deployment capabilities. During the first quarter of 2005, with support from Microsoft, resources have been expanded to accelerate these developments. Accolade is built on Microsoft technology and since inception, has leveraged tools such as Office, NetMeeting and Project to facilitate information sharing, ease-of-use and fast implementation. The expanded integration of Microsoft technologies will increase Accolade's capacity to leverage work repositories and will strengthen its ability to scale to enterprise-wide implementation.

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

Name of company and country of incorporation	Holding	Proportion of ownership interest	Nature of business

Sopheon Corporation Minnesota USA	Common Stock	100%	Software sales and services
Sopheon Corporation Delaware USA	Common Stock	100%	Software development
Sopheon NV The Netherlands	Ordinary Shares	100%	Software sales and services
Lessenger BV The Netherlands	Ordinary Shares	100%	Software sales and services
Sopheon UK Ltd United Kingdom	Ordinary Shares	100%	Software sales and services
Orbital Software Inc.† Delaware, USA	Common Stock	100%	Dormant
Orbital Software Holdings plc United Kingdom	Ordinary Shares	100%	Dormant
Sopheon Edinburgh Ltd† United Kingdom	Ordinary Shares	100%	Dormant
Orbital Software Europe Ltd† United Kingdom	Ordinary Shares	100%	Dormant
Network Managers (UK) Ltd* United Kingdom	Ordinary Shares	100%	Dormant
AppliedNet Ltd* United Kingdom	Ordinary Shares	100%	Dormant
Future Tense Ltd* United Kingdom	Ordinary Shares	100%	Dormant
PolyDoc Ltd United Kingdom	Ordinary Shares	100%	Dormant
Applied Network Technology Ltd* United Kingdom Trust	Ordinary Shares	100%	Employee Share Ownership

D. PROPERTY, PLANTS AND EQUIPMENT

Sopheon does not own real property but leases premises in several locations. The basic terms of the leases and the locations of properties leased by Sopheon are as follows:

Location	Expiry of lease	Total square feet	Use

Guildford, England	At one month's notice	3,300	Office
Minneapolis, Minnesota, United States	December 2009	7,500	Office
Arvada, Colorado, United States	May 2005	8,414	Office
Amsterdam, the Netherlands	December 2006	4,887	Office
Maastricht, the Netherlands	December 2004	3,875	Office

Sopheon considers its properties and equipment to be adequate in the context of its current business plan. Full provision has been made in the financial statements at December 31, 2004 for future rentals in respect of vacant premises in Edinburgh, held under a lease which expired in April 2005.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The following discussion is based upon the Company's financial statements for the three-year period to December 31, 2004, which have been prepared in accordance with accounting principles generally accepted in the United Kingdom. The results for the three-year period ended December 31, 2004 are summarized in the table below.

Year ended December 31	2004	2003	2002
	£'000	£'000	£'000

TURNOVER
Continuing businesses	4,323	2,669	2,854
Discontinued businesses	-	4,065	9,499

	4,323	6,734	12,353
Cost of sales	(993)	(4,117)	(9,002)

GROSS PROFIT	3,330	2,617	3,351
Sales and marketing expenses	(2,588)	(3,442)	(5,437)
Research and development expenses	(890)	(1,237)	(2,331)
Amortisation and impairment charges in respect of goodwill	(440)	(4,586)	(5,922)
Other administrative expenses	(1,111)	(2,577)	(5,727)

OPERATING LOSS
Continuing businesses	(1,699)	(4,269)	(7,568)
Discontinued businesses	-	(4,956)	(8,498)

	(1,699)	(9,225)	(16,066)
Share of operating loss of associated undertaking	-	-	(46)
Profit on disposal of operations	-	3,568	-
Interest expense, net	(265)	(149)	(67)

LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION	(1,964)	(5,806)	(16,179)
Tax credit	143	305	126

RETAINED LOSS FOR THE YEAR	(1,821)	(5,501)	(16,053)

The results for the three years can also be expressed in terms of percentages of turnover as follows:
Year ended December 31	2004	2003	2002
	%	%	%

TURNOVER
Continuing businesses	100	40	23
Discontinued businesses	-	60	77

	100	100	100
Cost of sales	(23)	(61)	(73)

GROSS PROFIT	77	39	27
Sales and marketing expenses	(60)	(51)	(44)
Research and development expenditures	(21)	(19)	(19)
Amortisation and impairment charges in respect of goodwill	(10)	(68)	(48)
Other administrative expenses	(26)	(38)	(46)

OPERATING LOSS
Continuing businesses	(39)	(63)	(61)
Discontinued businesses	-	(74)	(69)

	(39)	(137)	(130)
Profit on disposal of operations	-	53	-
Interest expense, net	(6)	(2)	(1)

LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION	(45)	(86)	(131)
Tax credit	3	5	1

RETAINED LOSS FOR THE YEAR	(42)	(81)	(130)

Management's Discussion and Analysis

Summary

The Sopheon Group is an international provider of software and services. The Sopheon Accolade® product development system automates gate- or phase-based product development processes and provides strategic decision support that allows companies to improve innovation, cut product development spending waste and shorten time-to-market.

The majority of clients who purchase Sopheon's software and services are R&D intensive companies in the high-technology manufacturing, chemicals, food and beverage, and healthcare industries. The market for Sopheon's software and services is highly competitive with demand sensitive to trends in the overall economy.

Until mid 2003, the Sopheon Group comprised two separate operating divisions, Information Management ("IM") representing research analyst services and information provision, and Business Process Solutions ("BPS") representing the Group's software and services activities.

During 2003, Sopheon embarked on a restructuring of the Group in order to concentrate resources on the Group's software and services business, and in particular on its proprietary Accolade® software solution. The restructuring involved the divestments of Sopheon's IM businesses in the United States and Germany, which were completed in July 2003 and August 2003, respectively, together with the implementation of further cost reductions in Sopheon's continuing software and services businesses. In addition, additional funds were raised through a number of share placements, and the Group's debt was restructured into an equity instrument in June 2004.

Critical Accounting Policies

Sopheon prepares its financial statements in accordance with UK generally accepted accounting practice (UK GAAP) and reconciles profit after taxation, shareholders' equity and cash flows to US GAAP. The Group's significant accounting policies are summarized in Note 1 of the Notes to Financial Statements. A critical accounting policy is defined as one that is both material to the presentation of our financial statements and requires management to make difficult, subjective or complex judgments that could have a material effect on our financial condition and results of operations. Specifically, critical accounting estimates generally require us to make assumptions about matters that are highly uncertain at the time of the estimate; and if different estimates or judgments were used, the use of these estimates or judgments would have a material effect on our financial condition or results of operations.

The estimates and judgments we make that affect the reported amount of assets, liabilities, revenues and expenses are based on our historical experience and on various other factors, which we believe to be reasonable in the circumstances under which they are made. Actual results may differ from these estimates under different assumptions or conditions. We consider our accounting policies related to revenue recognition and accounting for research and development costs to be critical accounting policies.

Revenue Recognition. Sopheon has three broad categories of revenue, arising from the sale of software products, support and maintenance services, and consultancy services. Overall, software products accounted for approximately 60% of revenue in 2004, with the other two categories accounting for approximately 20% each.

Software is generally sold on a perpetual license basis with the revenue recognized on delivery provided no significant obligations remain towards the customer. Revenues from implementation and consultancy services in respect of software sales are recognized as the services are performed, based on day-rates or an overall fixed price agreed with the customer for a particular assignment. Where such assignments are long-term in nature, revenue is recognized on a percentage basis as the work is completed and any relevant milestones are met, using latest estimates to determine the expected duration and cost of the project. Revenues relating to maintenance and post contract support agreements are typically annual contracts that are deferred and recognized ratably over the period of the agreements. This ratable model also applies to a small number of software contracts that are sold on an annual subscription basis.

Research and Development. Expenditure on research and development is not capitalized but is written off as incurred, as are the costs of registering patents and trademarks. A discussion of such expenditure is presented below. Subsidies received from state agencies are credited to the profit and loss account over the period to which they relate.

International Financial Reporting Standards ("IFRS")

As an AIM quoted UK group Sopheon is not required to adopt IFRS until the financial statements for the year 2007 and would expect to continue to report under UK GAAP for 2005 and 2006. At this stage the Company has performed a preliminary review of the key areas where Sopheon's financial statements are likely to be affected by adoption of IFRS. These are expected to be accounting for share based compensation, research and development costs, and financial instruments. The board has considered the merits of early adoption of IFRS and has concluded that for the time being, the costs of early conversion outweigh the benefits.

Impact of new accounting standards

New accounting standards that are expected to have a material effect on Sopheon's financial statements as prepared under UK GAAP, and also to the reconciliation to US GAAP, are summarized below.

UK GAAP

FRS20 Share-based Payment: This standard will apply to Sopheon's financial statements for 2006 and will require Sopheon to recognize as an expense in its financial statements the fair value of share-based payments, with a corresponding credit to equity. This is expected to result in a significant additional charge to the profit and loss account, but will have no effect on reported net assets. In the case of options granted to employees, which is expected to be by far the largest category of such payments, the fair value is to be calculated using the most appropriate of a number of industry standard valuation techniques. Examples include the Black-Scholes and the Binomial option pricing models. Broadly, the fair value computed is expensed over the period in which the underlying option vests. The impact of adoption of FRS20 has not been predicted at this time in part because it will depend on levels of options granted in the future.

The other new UK standards listed below are expected to result in additional or modified disclosure, but are not expected to have a material quantitative effect on financial statements.

FRS22 Earnings Per Share: This standard will apply to Sopheon's financial statements for 2005 and relates to the method of disclosure of earnings per share, including disclosure of earnings per share for total and for continuing operations, and including the dilutive effect of potential ordinary shares.

FRS23 The Effects of Changes in Foreign Exchange Rates: This standard will apply to Sopheon's financial statements for 2005 and provides that entities should measure their financial statements in the functional currency (i.e. the currency of the primary economic environment in which the entity operates) and may then translate the financial statements into the currency in which the entity's financial statements are to be presented.

FRS25 Financial Instruments Disclosure and Presentation and FRS 26 Financial Instruments Measurement: These standards will apply to Sopheon's financial statements for 2005 and contain requirements as to qualitative and quantitative disclosures and presentation in respect of financial instruments issued by it.

US GAAP

FASB Statement 123 (Revised): This standard will apply to Sopheon's US GAAP reconciliation for 2005 and will require Sopheon to recognize as an expense in its financial statements the fair value of share-based payments. As permitted by Statement 123, the Company currently accounts for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, similar to under UK GAAP with FRS20 as described above, the adoption of Statement 123(R)'s fair market value method will have a significant impact on result of operations, although it will have no impact on the net asset position.

Turnover

Sopheon's 2002 turnover amounted to £12,353,000, comprising £2,854,000 from continuing businesses and £9,499,000 from businesses divested during 2003.

Sopheon's 2003 turnover amounted to £6,734,000, a reduction of £5,619,000 compared with 2002. Turnover in 2003 includes £4,065,000 in respect of Sopheon's predominantly IM businesses in the United States and Germany, which were divested in July 2003 and August 2003, respectively. Turnover from Sopheon's continuing BPS businesses in the United States, the United Kingdom and the Netherlands was £2,669,000, a slight reduction of £185,000 compared with 2002. However, over 90% of Sopheon's continuing BPS turnover consisted of revenue from Sopheon's proprietary software, compared with 76% in 2002, demonstrating growth in the proprietary business as consultancy and bespoke services declined.

Sopheon's 2004 turnover amounted to £4,323,000, an increase of 62% compared to the continuing BPS business in 2003. Within this, due to sales growth, revenues for Sopheon's core software products almost doubled expressed in US dollar terms, and grew over 70% when expressed in sterling terms. The weakening dollar had a significant effect on reported turnover, but because a large portion of Sopheon's costs are dollar denominated, the overall effect on Sopheon's losses was marginally positive. Viewed broadly, Sopheon's revenue mix in 2004 was 60:20:20 among license, maintenance and consulting services, respectively. The management team is very conscious of the importance of building the recurring revenue base of maintenance contracts, and Sopheon enters 2005 with an annualized run rate of more than £1 million in such revenue.

In 2004 there was continued end-user adoption for Accolade, with the largest single client implementation at 2200 seats, one of four Sopheon clients that had contracted for 2000 or more Accolade seat-licenses. Contracts were concluded to extend the use of Accolade, for the first time, to automate and improve business processes beyond the area of product development such as the management of clinical trials.

No single customer accounted for 10% or more of Sopheon's consolidated revenues in any of the years 2002, 2003 or 2004.

Gross Margin

Overall gross margin was 39% in 2003 compared with 27% in both 2002 and 2001. This is a result of the divestment of Sopheon's lower margin IM business in the United States and Germany during 2003 (which are included only up to the dates of disposal) and the increasing proportion of high margin revenue from proprietary software products included in Sopheon's continuing BPS business. Gross margin from Sopheon's continuing business in 2003 was 77%. Gross margin on the businesses that were divested in 2003 was 14%, further depressed by the high and rigid cost structure inherent in the German IM business.

The gross margin for the IM business was lower in 2003 at 14% compared with 24% in 2002, reflecting the continued effects of weak economic conditions noted above in both the United States and Germany.

The 2004 gross margin has improved from 27% in 2002, the last full year including the divested information management services businesses, to 77% for the continuing software business in 2004. This reflects the relatively high proportion of license revenues in 2004, which bear a low direct cost of sale comprising software royalties. The other major element of direct costs of sale for the continuing software business is the payroll cost of client services staff.

Sales, Marketing and Administrative Costs

In 2002, sales and marketing costs were £5,437,000 representing 44% of turnover. In 2003, sales and marketing costs fell in absolute terms by 37% to £3,442,000 (reflecting the divestment of the IM businesses and the further cost rationalization measures) but were higher as a percentage of turnover at 51%, as marketing resources were concentrated on Sopheon's proprietary Accolade® software. Of the total, £2,868,000 was attributable to the continuing business and the remaining £574,000 to the divested IM businesses.

In 2004, sales and marketing expenses again fell in absolute terms to £2,588,000, as the full year effect of cost reductions in the continuing business came through, and also due to the weaker dollar depressing the sterling value of such expenditure.

Sopheon's administrative expenses, excluding R&D costs and goodwill amortization, amounted to £1,111,000 in 2004 compared with £2,577,000 in 2003 and £5,727,000 in 2002. This category includes all facility and internal infrastructure costs in addition to the specific finance, human resources and administration departmental expenses.

During 2002 Sopheon continued its program of rationalization of its high fixed cost and overhead base, which had been the result of the geographically disparate acquisitions made in 2000 and 2001. Fixed costs were reduced by 35% during 2002, bringing the cumulative reduction since Sopheon's acquisition of Orbital in late 2001 to 55%, and headcount was reduced to 184 at the end of 2002, compared with 264 in January 2002.

During 2003, administration costs fell by a further 55%, as a result of the divestment of the Group's IM businesses and further rationalization of Sopheon's continuing activities, with headcount reducing to 60 at the end of 2003.

Although overall headcount remained fairly stable during the year, in 2004, administration expenses fell by a further 56% in absolute terms compared with 2003. As with sales and marketing, this primarily reflected the full year effect of the rationalization measures undertaken in 2003, the divestment of the IM division, and some impact from the weaker dollar depressing the sterling value of such expenditure.

Research and Development Costs

The gross and net research costs can be analyzed as follows:
Year ended December 31	2004	2003	2002
	£'000	£'000	£'000

Research and development costs	890	1,237	2,331
Grants and subsidies	-	-	(69)

Net expenditure charged	890	1,237	2,262

The acquisition of Orbital in December 2001 brought with it a development team based in Edinburgh focused on its Organik solution. During 2002, the Organik solution (now marketed as "Q&A Centre") was incorporated into version 4.0 of Sopheon's Accolade® product, providing important additional functionality designed to enable organizations to capture and re-use information using a "question and answer" technique. Following the release of Accolade® version 4.0, Sopheon's R&D resources were scaled back with the focus returning to Sopheon's Denver office as part of the cost base and headcount reductions implemented during the year.

Prior to 2002, R&D spending was predominantly focused at Sopheon's Denver operation on the development of the Accolade® solution, with the first market release (version 2.0) in the second quarter and a further, enhanced release (version 3.0) at the turn of the year.

In 2003, development work at Denver continued to focus on Accolade®, culminating in the release of Accolade® version 5.0, incorporating improved capabilities specific to the control of new product development.

R&D costs in 2004 declined to £890,000. Following the release of Accolade® 5.0 in 2003, R&D resources were kept relatively constant until the end of 2004. As with sales and marketing, the reduction in costs primarily reflected the full year effect of rationalization measures undertaken in 2003 and the divestment of the IM division, with some impact from the weaker dollar depressing the sterling value of such expenditure.

Sopheon implemented a controlled expansion in R&D resources in the final weeks of 2004, recruiting at our Denver development center.

Amortization of Goodwill

The charge for goodwill amortization in 2002 was £5,922,000, fell in 2003 to £4,586,000 and fell further in 2004 to £440,000. These amounts represent the amortization required in respect of the residual net book values of goodwill arising from the acquisitions of Teltech and Orbital, (following impairment charges made in 2001) and negative goodwill in respect of the acquisition of AIT, based on estimated economic lives of three years in each case.

During 2003, the remaining amount attributable to goodwill arising from the acquisition of Teltech was fully amortized. The residual amount of negative goodwill arising from the acquisition of AIT was written off on the disposal of that business in August 2003. At December 31, 2003, the Group carried unamortized goodwill of £440,000, all of which arises from the acquisition of Orbital in November 2001.

During 2004, the remaining goodwill of £440,000 in respect of Orbital was fully amortized.

Net Interest Expense

This category includes bank interest receivable and interest payable and similar charges. During each of the three years, the main components of interest expense were interest paid on the bank line of credit, which is secured against the receivables of Sopheon Corporation Minnesota, and interest on the Convertible Loan Stock.

In 2002, net interest expense was £67,000, comprising £260,000 of interest received in respect of Sopheon's cash and bank deposits, and £327,000 in interest expense, comprising £172,000 in respect of the Convertible Loan Stock and £155,000 in respect of bank interest.

In 2003, net interest expense was £149,000 and consisted of interest receivable of £76,000, reflecting a further reduction in the Group's cash balances and interest payable of £225,000, comprising £171,000 in respect of the Convertible Loan Stock and £54,000 in respect of bank interest, which was lower because of reduced use of the Group's US-based line of credit following the divestment of the US IM business.

In 2004, net interest expense was £265,000. Interest receivable was £83,000, and interest expense was £294,000 in respect of the Convertible Loan Stock and £54,000 in respect of bank interest. The charge in respect of the Convertible Loan Stock included a special payment of 7% gross to stockholders in August 2004 as compensation for foregoing future interest and rights to repayment, as part of the reconstitution of the stock referred to in Section B below and in Note 14 to Sopheon's financial statements.

Taxation

At December 31, 2004, tax losses estimated at £53 million were available to carry forward by Sopheon, arising from historical losses incurred. Approximately £12.4 million of the tax losses relate to pre-acquisition tax losses of Teltech Resource Network Corporation and to Orbital Software Inc, the future utilization of which may be restricted under Section 382 of the US Internal Revenue Code, whereby the ability to utilize net operating losses arising prior to a change of ownership is limited to a percentage of the entity value of the corporation at the date of change of ownership and is subject to a fifteen-year time limit from the year in which the losses were incurred. Full allowance has been made against the deferred tax asset relating to the above tax losses, due to prior year reported losses and the lack of certainty over future operating profits in the relevant companies.

In 2002, 2003 and 2004, Sopheon benefited from UK tax credits in respect of its R&D expenditure amounting to £126,000, £305,000 and, £143,000, respectively.

B. LIQUIDITY AND CAPITAL RESOURCES

Overview

A summary of Sopheon's historical fund raising activities is provided in the Item 4 —"History of the Company".

At December 31, 2004, the Group had £1,211,000 available in cash resources against which there were outstanding bank lines of credit and other borrowings totaling £129,000. Net current assets were £1,134,000 at the year end, comprising current assets of £3,112,000 less current liabilities of £1,978,000. Since the year end, on May 31, 2005, Sopheon raised £980,000 after expenses by means of a placing of 4,347,826 new ordinary shares for cash at 23p per share, and at the end of May 2005 the Group's cash resources stood at over £2 million.

Capital expenditures are expected to be below £100,000 in 2005.

While Sopheon does not own any freehold or leasehold property, it occupies several office locations around the world involving leases of varying duration, and is committed to annual property rental charges at December 31, 2004 of approximately £330,000 per annum.

Sopheon has continued to generate operating losses and cash outflows during 2004, albeit at a much reduced level compared with previous years, and continued cash burn is likely during at least part of 2005. Overall, overheads remained stable during 2004 and plans for 2005 only include limited expansion of sales and services resources. Incentive payments for staff as a whole also remain tightly linked to achieving financial objectives.

On June 19, 2001, Sopheon raised £2,600,000 for working capital through the issue of convertible loan stock to management and other investors. The principal terms of the convertible loan stock, as adjusted by subsequent resolutions of stockholders on November 7, 2002 and June 30, 2003 were as follows:

•	The Loan Stock carried an annual coupon rate of 6%.
•

The conversion price for the Loan Stock (the "Conversion Price") was 12p per share. Conversion of the Loan Stock was at the option of the investor at any time prior to redemption. Any portion of the Loan Stock which was not converted would be redeemed at par on June 19, 2005.

•

The Conversion Price could have been adjusted if, at any time between the date of issue of the Loan Stock and the date of conversion, the Company undertook a placing or similar equity issue at a lower price, in which event the Conversion Price would have been reset to the higher of the placing price or the nominal value of Sopheon shares, which is 5p.

On July 14, 2004, holders of the Loan Stock approved a resolution to reconstitute the Stock such that, subject to the Sopheon Group not being wound up or having a liquidator appointed, the Stock is no longer repayable at par at maturity but will automatically convert on December 31, 2005 into Sopheon ordinary shares at the conversion rate of 12p nominal of the Stock per Sopheon share. The resolution also provided that the Stock is no longer interest-bearing. On reconstitution, the Stock was renamed "Interest Free Mandatory Convertible Loan Stock".. As consideration for the forgoing of interest and repayment rights, holders of the Stock received a compensation payment of 7% of the nominal value of the Stock on August 2, 2004. Following the modifications to the Stock, the instrument has been reclassified as part of equity shareholders' funds in Sopheon's balance sheet. Accordingly, an amount of £1,509,000 representing the nominal value of the Stock outstanding at December 31, 2004 has been transferred to shareholders' funds.

Sopheon has in place a secured line of bank credit of $1,000,000 (£0.5 million). The facility is limited to 80% of the eligible accounts receivable of Sopheon Corporation (Minnesota). As of December 31, 2004, total outstanding borrowings were $207,000. Borrowings under the facility bear interest at the rate of 2% over the bank's prime rate (5.25% at December 31, 2004). The line of credit is due for renewal in October 2005. In addition to its security against the accounts receivable of Sopheon Corporation (Minnesota), the facility is also secured against other assets of that company.

Based on Sopheon's plans for 2005, the cash resources currently available to it, together with the facilities available to the Group as described above, will be sufficient to meet the Group's working capital requirements until the position is reached where the Group is cash generative on a sustained basis. These plans are in turn dependent on the Group maintaining the substantial sales growth achieved in 2004.

Should this not be the case, or should the group require additional funding for other operational or investment purposes, Sopheon continues to have access to its equity line of credit facility from GEM Global Yield Fund Limited ("GEM") for an aggregate of €10 million until 22 December 2005. GEM's obligation to subscribe for shares is subject to certain conditions linked to the prevailing trading volumes and prices of Sopheon shares on the Euronext stock exchange. In March 2004, Sopheon made a first call on the equity line of credit facility, raising just under €1 million before expenses and accordingly, leaving €9 million available under the instrument. The directors are considering whether it is appropriate to seek an extension to the life in order to provide continued access to the facility for the foreseeable future.

The Group's cash-flow statements for the three years to December 31, 2004 are set out on page F-5, and are summarized below:
Year ended December 31	2004	2003	2002
	£'000	£'000	£'000

Net cash outflow from operating activities	(1,813)	(4,332)	(10,268)
Return on investments and servicing of finance	(265)	(149)	(67)
Taxation	62	305	126
Capital expenditure	(42)	(27)	(86)
Acquisitions and disposals	-	1,031	-
Management of liquid resources	(271)	1,934	8,186

Net cash outflow before financing	(2,329)	(1,238)	(2,109)
Financing	2,426	1,480	(12)

Increase/(decrease) in cash	97	242	(2,121)

During the period, Sopheon has invested in marketing and product development, resulting in net cash outflows on operating activities, which have been financed primarily by the issue of equity capital and convertible loan stock.

At December 31, 2004, Sopheon had short-term borrowings of £129,000, consisting primarily of the line of credit in the United States.

The report of Sopheon's independent registered public accounting firm for the year ended December 31, 2004 includes an explanatory paragraph which raises substantial doubt over the ability of the Group to continue as a going concern due to its history of recurring losses and its limited funds. The going concern basis depends on continued growth in the business or, in the absence of such growth, the ability to secure funding through the company's facilities or other sources. Details of the resources available to the Sopheon Group and the reasons why management consider that the company is able to continue as a going concern are set out in Note 1 to the financial statements.

Further information, including certain qualitative and quantitative disclosures on market risk, is given in Item 11 and in Note 19 to the financial statements.

C. RESEARCH AND DEVELOPMENT, PATENTS, AND LICENSES, ETC.

Sopheon's expenditure on R&D in the three-year period ended December 31, 2004 is summarized in Section A above.

The technology portfolio has also been enhanced by Sopheon's patented profiling technology acquired with Orbital, in respect of which a US Patent was granted on February 25, 2003. During 2002, these technologies were integrated into the Accolade® product family, applying them to the process of creating, publishing and re-using content from knowledge bases and communities of interest built up by an organization during the product development life cycle.

D. TREND INFORMATION

Sopheon has seen some early signs of improvement in the investment climate in the fourth quarter of 2003 and during 2004. Sopheon further reduced its cost base during 2003, and continued to develop its flagship software product Accolade®, with the launch of version 5.0 in October 2003. Accolade® continues to generate a high level of interest and sales activity, with an expanding installed client base, and increased validation of the market. Accolade® has demonstrated consistently that it is a valuable solution in which clients are prepared to invest. The benefits expected from the divestiture of Sopheon's US-based and German IM businesses in 2003 in terms of reduced complexity and sharpened focus, have materialized in 2004, with revenue derived from Sopheon's continuing core software business increasing in 2004 by almost 75% in sterling terms. This progress supports Sopheon's belief that there is a positive outlook for Accolade® in the current year, and that Sopheon is well-positioned to continue to advance toward its goal of becoming a leading international supplier of software and services that improve the financial return on innovation and product development investments.

E. OFF-BALANCE SHEET ARRANGEMENTS

The Group had no off-balance sheet arrangements in place during 2004 as defined by the Commission.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth the aggregate maturities of the Group's debt and operating leases and other long term obligations for the five years subsequent to December 31, 2004.
2005	2006	2007	2008	2009 and thereafter	Total
£'000	£'000	£'000	£'000	£'000	£'000

Borrowings	129	-	-	-	-	129
Operating lease obligations	428	217	114	90	50	899

Total	557	217	114	90	50	1,028

G. SAFE HARBOR

Sopheon plc wishes to take advantage of the safe harbor provisions of Section 27A of the Securities Act 1934 and Schedule 21E of the Securities Exchange Act 1934 in respect of forward-looking information provided pursuant to Item 5 D and E.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The directors and executive officers of Sopheon are as follows:

Directors
Name	Age	Title
Barry Mence	52	Executive Chairman
Andrew Michuda	50	Chief Executive Officer
Arif Karimjee	38	Chief Financial Officer and Company Secretary
Stuart Silcock	57	Non-executive director
Bernard Al	60	Non-executive director
Andrew Davis	47	Non-executive director
Daniel Metzger	51	Non-executive director

Executive Officers
Name	Age	Title
Paul Heller	43	Chief technology officer
Huub Rutten	57	Vice President product research and definition

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

Andrew Michuda, Executive Director. Andrew Michuda was appointed Chief Executive Officer of Sopheon in September 2000. He was elected as President and Chief Executive Officer of Teltech in April, 1997 and served as a Director of Teltech from 1997 until September 2000, when Teltech was acquired by Sopheon. Mr. Michuda held the position of Vice President of Teltech from 1994 until 1997. He earlier held senior leadership positions at Control Data, including general manager of the business that evolved into Decision Data, the world's largest independent computer services provider.

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

B. COMPENSATION

Directors' Remuneration

Set out below is a summary of the fees and emoluments received by those persons who were directors of Sopheon during the fiscal year 2004, or (where applicable) during their period of office.
	Salary and Fees	Benefits	Contributions to Pension	Total 2004
Executive directors	(£)
B.K. Mence	112,824	5,374	4,875	123,073
A. L. Michuda	98,722	5,295	1,921	105,938
A. Karimjee	79,246	842	3,655	83,743

Non-executive directors
S.A. Silcock	18,000	-	-	18,000
B.P.F. Al	18,000	-	-	18,000
A.B. Davis	18,000	-	-	18,000
D. Metzger	18,000	-	-	18,000

	362,792	11,511	10,451	384,754

The emoluments of S.A. Silcock are paid to Lawfords Limited, of which Mr. Silcock is a director.

The following table shows emoluments payable to all directors and executive officers of Sopheon as a group in the year to December 31, 2004.

Salaries and fees	Benefits	Pension contributions	Total
£'000	£'000	£'000	£'000

Total for all directors and executive officers	523	33	16	572

The following table provides summary information for each of the directors who held office during the year and who held options to subscribe for Sopheon ordinary shares. All options were granted without monetary consideration.

Date of Grant	Exercise price	At December 31, 2003	Granted during year	Exercised during year	At December 31,2004

B.K. Mence (1)	May 2, 2001	77.5p	22,500	-	-	22,500
B.K. Mence (1)	April 30, 2002	14.75p	100,000	-	-	100,000
A. L. Michuda (2)	September 15, 2000	184p	187,600	-	-	187,600
A. L. Michuda (2)	September 15, 2000	230p	7,846	-	-	7,846
A. L. Michuda (2)	September 15, 2000	322p	12,501	-	-	12,501
A. L. Michuda (2)	September 15, 2000	368p	1,756	-	-	1,756
A. L. Michuda (3)	October 2, 2000	427.5p	16,280	-	-	16,280
A.L. Michuda (3)	January 1, 2001	160p	5,030	-	-	5,030
A.L. Michuda (3)	May 2, 2001	77.5p	54,662	-	-	54,662
A.L. Michuda (4)	April 30, 2002	14.75p	487,932	-	-	487,932
A.L Michuda (4)(6)	November 5, 2003	16.25p	2,225,000	-	-	2,225,000
A. Karimjee (1)	November 22, 1999	150p	100,000	-	-	100,000
A. Karimjee (1)	May 2, 2001	77.5p	12,500	-	-	12,500
A. Karimjee (5)	April 30, 2002	14.75p	150,000	-	-	150,000
A. Karimjee (6)(7)	November 5, 2003	16.25p	300,000	-	-	300,000
B.P.F. Al (1)	May 2, 2001	77.5p	25,000	-	-	25,000

______________

(1)	Exercisable between the third and tenth anniversaries of the date of grant.
(2)	Fully vested options, which were granted as part of the acquisition of Teltech Resource Network Corporation.
(3)	One fourth of these options becomes exercisable on each of the first four anniversaries of the date of grant.
(4)	Exercisable as to one third immediately on grant and one third on each of the first and second anniversaries of grant.
(5)	Exercisable as to 100,000 options between the third and tenth anniversary of the date of grant and as to 50,000 options exercisable immediately.
(6)	Options issued at market price. Vesting of a proportion of these options is subject to performance conditions relating to the achievement of positive EBITDA in two successive quarters.
(7)

Exercisable as to 93,846 options between the third and tenth anniversary of grant and as to 206,154 option as to one third immediately and one third on each of the first and second anniversaries of grant.

C. BOARD PRACTICES

The executive directors of Sopheon and their dates of appointment are as follows:

Name	Date of Appointment
Barry Mence	August 1994
Arif Karimjee	February 2000
Andy Michuda	September 2000

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

Name	Date of Appointment
Stuart Silcock	August 1994
Bernard Al	January 2001
Andrew Davis	November 2001
Daniel Metzger	September 2002

The audit committee of Sopheon comprises the four non-executive directors, under the chairmanship of Mr. Silcock. The committee reviews the annual and interim financial statements of the Group, together with its accounting policies and financial controls. It meets once in each quarter, also meeting with Sopheon's external independent registered public accounting firm, Ernst & Young LLP, prior to the issue of the Annual Report and Accounts and the filing of the Annual Report on Form 20-F with the US Securities and Exchange Commission. The audit committee has given the CFO general authority, subject to certain fee limitations as set forth below, to purchase non-audit services from Ernst & Young LLP in relation to tax and corporate finance services. The audit committee resolved that such assignments should be subject to a fee limit of £10,000 per assignment, and £50,000 overall in any one year, unless specific prior approval is secured. The Audit Committee will review compliance and set following year targets in December board meeting each year, including consideration of Ernst & Young's continued appointment as auditor.

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

D. EMPLOYEES

The average number of employees of the Group in each of the three years to December 31, 2004 was as follows:
Year ended December 31	2004	2003	2002

Development and operations	28	75	151
Sales and management	30	48	81

	58	123	232

 E. SHARE OWNERSHIP

The following table sets out certain information regarding the ownership of Sopheon ordinary shares as at June 30, 2005 by (i) each of the executive and non-executive directors of Sopheon, (ii) each executive officer of Sopheon, and (iii) each person who has disclosed an interest in more than 3% of the present issued share capital of Sopheon pursuant to Sections 198-208 of the Companies Act 1985.

Unless otherwise indicated each person has sole voting and investment power as to the shares shown. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes any shares which the person has the right to acquire within 60 days of June 30, 2005 through the exercise of any stock option or other right (including the conversion of the Mandatory Convertible Loan Stock 2005 at the adjusted conversion rate of 12p per share):

Name of beneficial owner	Number of shares	Percentage owned (3)
(i) Directors
Barry Mence (1)	14,546,347	11.0%
Andrew Michuda	2,078,794	1.6%
Arif Karimjee	506,321	0.4%
Stuart Silcock (2)	1,016,793	0.8%
Bernard Al	675,000	0.5%
Andrew Davis	494,520	0.4%

(ii) Executive officers
Huub Rutten	1,228,333	0.9%
Paul Heller	509,166	0.4%

(iii) Other shareholders with notifiable interests
Norman Nominees Limited	9,891,261	7.4%
P. Korpershoek	5,500,000	4.1%
Aventis Research & Technologies GmbH & Co KG	3,471,191	2.6%

___________

(1)	Includes 3,847,800 ordinary shares held in trust over which Mr Mence exercises investment control.
(2)

Includes 5,362 ordinary shares held in trust for Mr Silcock's wife and 107,010 ordinary shares registered in Mr Silcock's name but held in trust for two adult children, a sister and a corporation. Mr Silcock disclaims beneficial ownership of the 107,010 shares held in trust.

(3)	Percentages are based on the number of shares currently in issue, plus those to be issued on the automatic conversion of the Mandatory Convertible Loan Stock in December 2005.

On June 30, 2005, the total amount of the Company's voting securities owned Directors and Officers of the Company was:

Class of share	Number of shares	Percentage of class

Ordinary shares	21,055,276	15.9%

At June 30, 2005 no other person owned more than 3% of any class of the Company's voting securities.

The holdings of the above persons at June 30, 2005 of Mandatory Convertible Loan Stock of Sopheon plc are set out below. The Stock will automatically convert into ordinary shares of Sopheon at the conversion rate of 12p per share on December 31, 2005.

Name of beneficial owner	Nominal amount

(i) Directors
Barry Mence	£390,000

(ii) Executive officers
Huub Rutten	£28,000

On September 3, 2004, Bernard Al converted his holding of £25,000 nominal value of the Stock into 208,333 Sopheon ordinary shares. On April 5, 2005, Andrew Michuda, Arif Karimjee and Stuart Silcock converted their holdings of the Stock, which were, respectively, £28,000 nominal value, £17,000 nominal value and £100,000 nominal value, into Sopheon ordinary shares. The conversion resulted in the issue of 233,333 Sopheon ordinary shares to Andrew Michuda, 141,667 Sopheon ordinary shares to Arif Karimjee and 833,333 Sopheon ordinary shares to Stuart Silcock. In order to repay personal borrowings incurred when subscribing for the Stock, Andrew Michuda, Arif Karimjee and Stuart Silcock sold on that date at 26p per share 120,000 Sopheon ordinary shares, 54,000 Sopheon ordinary shares and 96,000 Sopheon ordinary shares, respectively, issued to them on conversion.

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

Number of shares under option at December 31, 2004	Subscription price	Normal expiry date

7,462,302	6.193p to 960p	2005 to 2014

Movements in options outstanding for the three years in the period ended December 31, 2004 are as follows:
	Number of Shares	Weighted average exercise price
		£
Outstanding at January 1, 2002	2,601,576	1.42
Granted under share option schemes	3,439,328	0.15
Exercised	(621,734)	0.06
Lapsed	(1,076,889)	0.85

Outstanding at December 31, 2002	4,342,281	0.76
Granted under share option schemes	5,475,000	0.16
Exercised	(38,360)	0.06
Lapsed	(1,284,046)	0.63

Outstanding at December 31, 2003	8,494,875	0.39
Granted under share option schemes	355,000	0.22
Exercised	(332,227)	0.15
Lapsed	(990,346)	0.44

Outstanding at December 31, 2004	7,527,302	0.38

The following table summarizes share options outstanding at December 31, 2004

	Outstanding options			Exercisable options

Range of exercise prices	Number of shares (000s)	Weighted average contractual life (years)	Weighted average exercise price	Number of shares (000s)	Weighted average exercise price

£0.06 to £0.22	6,663	7.9	£0.16	4,746	£0.16
£0.75 to £1.85	654	5.1	£1.45	631	£1.48
£2.25 to £3.75	111	4.6	£3.06	111	£3.06
£4.25 to £9.60	99	5.5	£5.32	99	£5.32

Totals	7,527	7.6	£0.38	5,587	£0.46

On December 31, 2004 the total number of options granted to Directors and Executive Officers of the Company were as follows:

Number of share options	Subscription price	Normal expiry date

4,563,607	14.75p to 960p	2005 to 2014

No director or executive officer exercised any options between December 31, 2004 and June 30, 2005.

The following table shows the percentage holdings of persons who have notified the Company that they are interested in 3% or more of the Company's issued share capital:

At December 31	2002	2003	2004

B.K. Mence	13.3%	11.4%	9.6%
3i Group plc	3.7%	-	-
Aventis Research & Technologies GmbH & Co KG	4.2%	3.6%	3.0%
P. Korpershoek	-	4.1%	3.5%
Norman Nominees Limited	-	-	3.9%

Holders of 3% or more of the issued share capital of the Company have the same voting rights, proportional to their shareholdings, as other shareholders in the Company.

The Company has not been notified since December 31, 2004 of any change in the holdings of persons interested in 3% or more of the Company's issued share capital.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

For a listing of beneficial owners of 3% or more of Sopheon's voting securities, please see Item 6.E "Directors, Senior Management, and Employees – Share Ownership." The Company's major shareholders do not have different voting rights from the other holders of its ordinary shares.

Sopheon currently has 403 holders of record of Sopheon shares with registered addresses in the United States, who held a total of 704,570 shares, or 0.5% of the total shares outstanding.

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

B. RELATED PARTY TRANSACTIONS

There have been no related party transactions during the period from January 1, 2004 to June 30, 2005.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Consolidated Statements and other Financial Information required by this Item are contained in the Financial Statements, commencing on page F-1. See Item 17.

Legal Proceedings

As of June 30, 2005, neither Sopheon nor any of its subsidiaries are party to any significant litigation that would have a material adverse effect on the consolidated financial statements. The Company is occasionally involved in litigation in the ordinary course of business.

Dividend Policy

Holders of Sopheon ordinary shares may, by ordinary resolution, declare dividends but may not declare dividends in excess of the amount recommended by the directors. The directors may also pay interim dividends. No dividend may be paid other than out of profits available for distribution. Any dividends on Sopheon ordinary shares would be announced and paid in pounds sterling. Sopheon has not in the past declared or paid any dividends to holders of its ordinary shares, and there is no present intention to declare or pay any such dividend, nor does Sopheon have profits available for distribution as dividends. Furthermore, Sopheon is precluded by Section 85 of the Companies Act 1985 from paying dividends until its deficit is eliminated.

B. SIGNIFICANT CHANGES

There have been no significant changes since December 31, 2004.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

At June 30 2005, the market price of Sopheon shares was 25p on the Alternative Investment Market of the London Stock Exchange and €0.39 on Euronext. The following table shows, for the periods indicated, the high and low closing prices per Sopheon ordinary share as reported on the Alternative Investment Market of the London Stock Exchange and on Euronext.

	Alternative Investment Market		Euronext

	High	Low	High	Low
	(pence)	(pence)	(euro)	(euro)
2005
June	29	24	0.42	0.38
May	29	25	0.45	0.35
April	28	23	0.42	0.34
March	33	28	0.47	0.42
February	32	25	0.48	0.37
January	26	23	0.39	0.35

2004
Fourth quarter	24	19	0.37	0.28
Third quarter	27	18	0.41	0.29
Second quarter	36	21	0.58	0.32
First quarter	38	16	0.63	0.23

2003
Fourth quarter	18	14	0.28	0.19
Third quarter	18	14	0.28	0.20
Second quarter	25	8	0.39	0.13
First quarter	14	9	0.22	0.13

2002
Calendar year	31	5	0.50	0.09

2001
Calendar year	160	27	2.80	0.39

2000
Calendar year	1,762	155	27.00	2.63

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

The registrar for Sopheon ordinary shares is Capita Registrars of The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TV, England.

The information under the headings "Description of Sopheon Ordinary Shares" and "Comparison of Rights of Teltech Shareholders and Sopheon Shareholders" contained in the Company's Registration Statement on Form F-4 (File No 333-44404) is incorporated herein by reference.

C. MATERIAL CONTRACTS

The following contracts to which the Company is party have been entered into (other than in the normal course of business) since January 1, 2003 and are, or may be, material:

a)

Amended and restated Asset Purchase Agreement between TTECH Acquisition Corp. as purchaser, FIND/SVP, Inc. as the parent company of the purchaser dated June 25, 2003, Sopheon Corporation as vendor and Sopheon plc as the parent company of the vendor, pursuant to which Sopheon Corporation sold its Information Management business. The total consideration received under the agreement was $3.0 million in cash together with a further cash amount of up to $0.4 million contingent on the level of future earnings, as well as the assumption by TTECH Acquisition Corp of net current liabilities amounting to approximately $2.1 million. In addition, FIND/SVP issued to Sopheon $50,000 in FIND/SVP stock, and Sopheon issued to FIND/SVP $100,000 of Sopheon stock.

b)	Agreement dated August 2003 for the divestiture of Sopheon GmbH.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Sopheon's principal financial instruments comprise cash, short-term deposits, and a bank line of credit. In addition, Sopheon had outstanding at December 31, 2004 £1.5 million Non-interest-bearing Mandatory Convertible Loan Stock (as described in 4.A above, due to convert into Sopheon ordinary shares not later than December 31, 2005). Sopheon also has the benefit of a €10 million Equity Line of Credit with GEM (as described above in Item 4.A above). The main purpose of these financial instruments is to fund the operations of the business. Sopheon has various other financial instruments, such as trade debtors and trade creditors that arise directly from its operations. It is, and has been throughout the period under review, Sopheon's policy that no trading in financial instruments or derivatives thereof or in commodity markets will be undertaken. However, during 2002 the Group entered into forward contracts to hedge future known foreign exchange liabilities.

The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk and foreign currency risk as summarized below. The board reviews and agrees upon policies for managing each of these risks. These policies have remained unchanged during the last three years.

Interest Rate Risk- The Group has a sterling bank loan, of which a total of £17,000 remained outstanding at December 31, 2004. This loan bears interest at a floating rate. Sopheon also has a line of credit in US dollars at a floating rate of interest. Where Sopheon has significant cash resources available that are in excess of the short-term needs of the business, such funds are maintained in sterling and are placed on short- and medium-term bank deposit.

As explained in Item 5(B) above, the Company's Mandatory Convertible Loan Stock, of which £1,509,000 nominal value was outstanding at December 31, 2004, and which formerly carried a fixed interest coupon of 6%, is no longer interest-bearing, and will be automatically converted into Sopheon shares in December 2005.

Liquidity Risk – Sopheon's objective is to maintain a balance between continuity of funding and flexibility, through the use of its US$1million line of credit and the flexibility provided by its €10 million Equity Line with GEM. Details of the resources available to the Sopheon group and the reasons why management consider that the company is able to continue as a going concern are set out in Note 1 to the financial statements.

Foreign Currency Risk- As a result of having significant operating units in the United States and the Netherlands, which give rise to short-term creditors, debtors and cash balances in US dollars and Euro, the Group's balance sheet can be affected by movements in exchange rates of these currencies. At December 31, 2004 the net amount of such balances amounted to US$ 520,000 and € 81,000. In managing its structural exposures, Sopheon's objectives are to maintain a low cost of borrowings and to retain some potential for currency related appreciation. Sopheon also has transactional currency exposure, which can have two different effects. At the entity level, such exposure arises from sales or purchases by an operating unit in currencies other than that unit's functional currency. At the consolidated level, rate changes from period to period between the Group's reporting currency, which is Sterling, and the functional currencies of its overseas entities, which are US dollars and Euro, can have a significant influence on reported Sterling profit and loss performance.

Credit Risk - The Company's financial instruments that are exposed to concentrations of credit risk are primarily trade accounts receivable. Historically, the company has relatively low levels of bad debt costs. It should not, however, be inferred that this experience will continue into future periods. The company does not know of any reasons at the date of this report why this position should change.

Further information is given in Note 18 to the financial statements and in Item 5B above.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

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

ITEM 16 [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Sopheon has not appointed an audit committee financial expert, as defined by Item 401(h) of Regulation S-K. SEC regulations do not require Sopheon to have an audit committee financial expert; however, SEC regulations require Sopheon to disclose whether it has an audit committee financial expert. Sopheon considers that the members of its audit committee have demonstrated the ability to (1) understand accounting principles generally accepted in the United Kingdom ("UK GAAP") and financial statements, (2) assess the general application of UK GAAP in connection with accounting for estimates, accruals and reserves, (3) analyze and evaluate financial statements, (4) understand internal controls and procedures for financial reporting and (5) understand the functions of the audit committee, all of which are the attributes of an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

Sopheon has adopted a code of ethics as that term is defined in the rules promulgated under the Sarbanes-Oxley Act. A copy of the code has been filed as Exhibit 14.1 hereto.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

During 2003 and 2004 Sopheon paid the following amounts to its independent registered public accounting firm, Ernst & Young LLP, for audit services and tax services:
	2003 £'000	2004 £'000

Audit fees	75	85
Audit-related fees	-	-
Tax fees (relating to tax filings and compliance)	41	36
Other fees (transaction support for corporate disposals)	24	-

Total	140	121

Note
 The audit committee has a policy of approving the engagement of the independent registered public accounting firm to perform all audit and non-audit services on behalf of the Company. The audit committee has determined that the provision of the services covered by the foregoing fees was compatible with maintaining the independent registered public accounting firm's independence.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The following financial statements together with the report of Ernst & Young LLP thereon are filed as part of the annual report:

ITEM 18. FINANCIAL STATEMENTS

The Company has responded to Item 17 in lieu of responding to this Item.

ITEM 19. EXHIBITS
1.1	Memorandum of Association of Sopheon plc as amended by Special Resolutions passed on August 18, 1996 and November 22, 1999 (incorporated by reference to Exhibit 3.1 to Sopheon plc's Registration Statement on Form F-4 filed on August 24, 2000 under file number 333-44404).

1.2	New Articles of Association of Sopheon plc as adopted pursuant to a Special Resolution passed on August 28, 1996 and amended by a Special Resolution passed on November 22, 1999 (incorporated by reference to Exhibit 3.2 to Sopheon plc's Registration Statement on Form F-4 filed on August 24, 2000 under file number 333-44404).

2.1	Instrument dated June 19, 2001 constituting up to £4,000,000 6% Convertible Unsecured Loan Stock 2005 of Sopheon plc of which £2,600,000 has been issued (incorporated by reference to Exhibit 2.1 to Sopheon plc's Annual Report for 2001 on Form 20-F filed on July 15, 2002 under file number 333-44404).

4.1	Amended and restated Asset Purchase Agreement between TTECH Acquisition Corp. as purchaser, FIND/SVP, Inc. as the parent company of the purchaser, Sopheon Corporation as vendor and Sopheon plc as the parent company of the vendor, dated as of June 25, 2003 being an agreement for the divestment of Sopheon Corporation's Information Management business (incorporated by reference to Exhibit 4.5 of Sopheon's 2002 Annual Report on Form 20-F filed on November 25, 2003 under file number 333-44404).

4.2	Agreement dated August 11, 2003 for divestiture of Sopheon GmbH filed (incorporated by reference to Exhibit 4.2 of Sopheon's 2003 Annual Report on Form 20-F filed on July 15, 2004 under file number 333-44404).

4.3	Employment contract for Barry K Mence furnished herewith.
4.4	Employment contract for Andrew L. Michuda furnished herewith.
4.5	Employment contract for Arif Karimjee furnished herewith.
11.1	Code of Ethics pursuant to the Sarbanes-Oxley Act of 2002 furnished herewith.
12.1	Certification of Andrew L. Michuda, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 furnished herewith.
12.2	Certification of Arif Karimjee, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 furnished herewith.
13.1	Certification of Andrew L. Michuda, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 furnished herewith.
13.2	Certification of Arif Karimjee, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: July 8, 2005	SOPHEON PLC
By: Arif Karimjee
Arif Karimjee,
Chief Financial Officer (Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Sopheon plc

We have audited the accompanying consolidated balance sheets of Sopheon plc as of December 31, 2004 and 2003, and the related consolidated profit and loss accounts and consolidated statements of total recognized gains and losses and cash flows for each of three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United Kingdom auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sopheon plc at December 31, 2004 and 2003, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those followed in the United States (see Note 19 of Notes to the Financial Statements).

As discussed in Note 1 to the financial statements, the Group's recurring losses from operations and limited funds raise substantial doubt about its ability to continue as a going concern. Management's plans as to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

ERNST & YOUNG LLP

Reading, England
April 4, 2005, except for
Note 1 — Accounting Policies — Basis of preparation,
as to which the date is
July 8, 2005.

SOPHEON plc
CONSOLIDATED PROFIT AND LOSS ACCOUNT

Year ended December 31	Notes	2004		2003		2002
		£'000		£'000		£'000

TURNOVER	2	4,323		6,734		12,353
Cost of sales		(993)		(4,117)		(9,002)

GROSS PROFIT		3,330		2,617		3,351

Sales and marketing expenses		(2,588)		(3,442)		(5,437)

Research and development expenditure		(890)		(1,237)		(2,331)

Amortization and impairment charges in respect of goodwill		(440)		(4,586)		(5,922)

Other administrative expenses		(1,111)		(2,577)		(5,727)

Total administrative expenses		(2,441)		(8,400)		(13,980)

OPERATING LOSS	3	(1,699)		(9,225)		(16,066)
Share of operating loss of associated undertaking		-		-		(46)

TOTAL OPERATING LOSS		(1,699)		(9,225)		(16,112)
Profit on disposal of operations	10	-		3,568		-

LOSS ON ORDINARY ACTIVITIES BEFORE INTEREST AND TAXATION		(1,699)		(5,657)		(16,112)
Interest receivable		83		76		260
Interest payable and similar charges	5	(348)		(225)		(327)

LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION		(1,964)		(5,806)		(16,179)

Tax on ordinary activities	6	143		305		126

LOSS FOR THE YEAR(1)		(1,821)		(5,501)		(16,053)

Loss per share – basic and diluted (pence)	7	(1.6	)p	(6.3	)p	(19.4	)p

_____________
(1)

A summary of the significant adjustments to the loss for the year that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set out in Note 19 of Notes to the Financial Statements.

See accompanying Notes

SOPHEON plc
CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES

Year ended 31 December	2004	2003	2002
	£'000	£'000	£'000

Loss for the year	(1,821)	(5,501)	(16,053)
Exchange difference on retranslation of net assets of subsidiary undertakings	(61)	88	75

Total recognized gains and losses relating to the year	(1,882)	(5,413)	(15,978)

 _________

The statement of comprehensive loss required under United States generally accepted accounting principles is set out in Note 19 of Notes to the Financial Statements

See accompanying Notes

SOPHEON plc
CONSOLIDATED BALANCE SHEET

At December 31	Notes	2004	2003
		£'000	£'000
FIXED ASSETS
Intangible assets
Goodwill	8	-	440
Tangible fixed assets	9	110	195

		110	635
CURRENT ASSETS
Debtors	11	1,901	1,159
Cash at bank and in hand	18	1,211	878

		3,112	2,037

CREDITORS: amounts falling due within one year	13	(1,978)	(1,996)

NET CURRENT ASSETS		1,134	41

TOTAL ASSETS LESS CURRENT LIABILITIES		1,244	676

CREDITORS: amounts falling due after more than one year
6% Convertible Loan Stock 2005	14	-	(2,561)

		1,244	(1,885)

CAPITAL AND RESERVES
Called up share capital	16	5,794	4,821
Shares to be issued	17	1,509	-
Share premium account	17	48,949	46,420
Merger reserve	17	17,944	17,944
Other reserves	17	4,157	4,164
Profit and loss account	17	(77,109)	(75,234)

SHAREHOLDERS' FUNDS/(DEFICIT) (ALL EQUITY INTERESTS)		1,244	(1,885)

__________
(1)

A summary of the significant adjustments to shareholders' funds/(deficit) that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set out in Note 19 of Notes to the Financial Statements

See accompanying Notes

SOPHEON plc
CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31	Notes	2004	2003	2002
		£'000	£'000	£'000

NET CASH OUTFLOW FROM OPERATING ACTIVITIES	3	(1,813)	(4,332)	(10,268)

RETURN ON INVESTMENTS AND SERVICING OF FINANCE
Interest received		83	76	260
Interest paid		(348)	(225)	(327)

		(265)	(149)	(67)

TAXATION
Research and development tax credit		62	305	126

CAPITAL EXPENDITURE & FINANCIAL INVESTMENT
Payments to acquire tangible fixed assets		(42)	(27)	(104)
Receipts from sales of fixed assets		-	-	18

		(42)	(27)	(86)

ACQUISITIONS AND DISPOSALS
Net proceeds from disposal of operations	10	-	1,680	-
Net cash disposed of on disposal of operations	10	-	(649)	-

		-	1,031	-

MANAGEMENT OF LIQUID RESOURCES
(Increase)/decrease in short term deposits	12(a)	(271)	1,934	8,186

NET CASH OUTFLOW BEFORE FINANCING		(2,329)	(1,238)	(2,109)

FINANCING
Issues of ordinary share capital		2,437	1,480	39
Repayment of long-term loans		(11)	-	(51)

		2,426	1,480	(12)

INCREASE/(DECREASE) IN CASH	12(a)	97	242	(2,121)

__________

The significant differences between the cash flow statement presented above and that required under United States generally accepted accounting principles are described in Note 19 of Notes to the Financial Statements.

See accompanying Notes

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

Accounting convention

The financial statements are prepared under the historical cost convention and in accordance with applicable UK accounting standards, and on the going concern basis.

Basis of consolidation

The consolidated financial statements include the results of Sopheon plc (the "Company") and its subsidiary undertakings (together, the "Group"). The results of Sopheon's former IM division (comprising the information and research services businesses of Sopheon Corporation Minnesota and Sopheon GmbH, formerly the Technology and Information Services Division of Aventis Research & Technologies), have been included up to the dates of disposal, which were July 1, 2003 and August 15, 2003, respectively.

Basis of preparation

At December 31, 2004, the Group's net current assets were £1,134,000 and gross cash resources of £1,211,000. The Group has access to a $1,000,000 (£522,000) bank line of credit with Silicon Valley Bank, which is secured against the trade debtors of Sopheon Corporation Minnesota and bears interest at a rate of 2% above the bank's US prime rate. At December 31, 2004, $207,000 (£108,000) was drawn against this facility. Sopheon's facilities with Silicon Valley Bank have been in place since 1999, and are renewable annually in October. On May 31, 2005, Sopheon raised £1 million (after expenses) by means of a placing of 4,347,826 new ordinary shares for cash at 23p per share, and at the end of May 2005 the group's cash resources stood at over £2 million.

The directors of Sopheon plc believe that the Group's resources provide it with adequate funding to support its activities through to the point at which they anticipate that trading will become cash generative on a sustained basis. This is in turn dependent on the Group maintaining the substantial sales growth achieved in 2004.

Should this not be the case, or should the Group require additional funding for other operational or investment purposes, Sopheon continues to have access to its equity line of credit facility from GEM Global Yield Fund Limited ("GEM") for an aggregate of €10 million over the two year life of the instrument, which comes to an end on December 22, 2005. GEM's obligation to subscribe for shares is subject to certain conditions linked to the prevailing trading volumes and prices of Sopheon shares on the Euronext stock exchange. In March 2004, Sopheon made a first call on the equity line of credit facility, raising £1.0m after expenses and accordingly, leaving €9 million available under the instrument. The directors are considering whether it is appropriate to seek an extension to the life in order to provide continued access to the facility for the foreseeable future.

The directors are encouraged by the direction, focus and momentum of the business and believe that together, the points above enable the Group to continue as a going concern. The financial statements do not reflect any adjustments which would be required if the going concern assumption was not appropriate. The precise extent and quantification of such adjustments has not been determined but these could include the reclassification of any unconverted element of the Group's convertible unsecured loan stock to creditors falling due within one year, and provision for additional liabilities.

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

1. ACCOUNTING POLICIES (Continued)

Turnover

Turnover comprises amounts derived from the sale of goods and services and is stated net of value added tax.

Sales of software products are recognized on delivery, and when no significant vendor obligations remain. Revenues from implementation and consultancy services in respect of software sales are recognized as the services are performed. Revenues relating to maintenance and post contract support agreements are deferred and recognized over the period of the agreements. Revenues and associated costs under long-term contracts are recognized on a percentage basis as the work is completed and any relevant milestones are met, using latest estimates to determine the expected duration and cost of the project.

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

Goodwill

Goodwill arising on consolidation is capitalized and amortized on a straight-line basis over its estimated useful economic life, which in all cases is three years. Goodwill is reviewed for impairment at the end of the first full financial year after acquisition and in other periods if events or changes in circumstances indicate that carrying values may not be recoverable. If a subsidiary, associate or business is subsequently sold or closed, any goodwill arising on acquisition that has not been amortized is taken into account in determining the profit or loss on sale or closure.

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

Foreign currencies

The assets and liabilities of the subsidiary undertakings are translated at the rate of exchange ruling at the balance sheet date. Their profit and loss accounts are translated at the average rate of exchange. The exchange differences arising on the retranslation of the financial statements of subsidiary undertakings are, together with differences arising on the translation of long-term intra-Group funding loans which are not intended to be repaid in the foreseeable future, taken directly to reserves. All other differences are taken to the profit and loss account.

Pensions

Sopheon contributes to the personal pension arrangements of employees, the costs of which are charged in the profit and loss account as incurred.

Leasing

Rentals payable under operating leases are charged in the profit and loss account on a straight-line basis over the lease term.

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

2. TURNOVER AND SEGMENTAL INFORMATION

Turnover (excluding valued added tax) represents the amounts derived from the Group's principal activity which comprises the design, development and marketing of software products with associated implementation and consultancy services and, decreasingly, the provision of bespoke software solutions. Discontinued activities comprise the provision of research services, by the IM division of Sopheon Corporation Minnesota and by Sopheon GmbH, up to the relevant dates of disposal. The Group results are analyzed between three geographical markets, North America, the United Kingdom and the rest of Europe.

Analysis of turnover by area of activity
	2004	2003	2002
	£'000	£'000	£'000

Software and consultancy services - continuing	4,323	2,669	2,854
Software and consultancy services - discontinued	-	252	453
Information and research services - discontinued	-	3,813	9,046

	4,323	6,734	12,353

Analysis of operating loss by area of activity
	2004	2003	2002
	£'000	£'000	£'000

Software and consultancy	3,330	2,042	1,135
Discontinued operations	-	575	2,216

Gross margin	3,330	2,617	3,351
Sales and marketing expenses	(2,588)	(3,442)	(5,437)
Administrative expenses (including goodwill amortization)	(2,441)	(8,400)	(13,980)

Operating loss	(1,699)	(9,225)	(16,066)

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

2. TURNOVER AND SEGMENTAL INFORMATION (Continued)

Analysis of turnover by geographical destination
	2004	2003	2002
	£'000	£'000	£'000

United Kingdom	811	551	820
Rest of Europe	1,535	942	835
North America	1,977	1,069	1,095
Rest of World	-	107	104

Continuing operations	4,323	2,669	2,854

United Kingdom	-	-	9
Rest of Europe	-	1,712	3,177
North America	-	2,349	6,296
Rest of World	-	4	17

Discontinued operations	-	4,065	9,499

	4,323	6,734	12,353

Analysis of turnover and operating loss by geographical origin
	Operating loss			Turnover
	2004	2003	2002	2004	2003	2002
	£'000	£'000	£'000	£'000	£'000	£'000

United Kingdom	(845)	(1,755)	(4,687)	811	550	994
Rest of Europe	(16)	(270)	(273)	1,111	789	815
North America	(838)	(2,244)	(2,608)	2,401	1,330	1,045

Continuing operations	(1,699)	(4,269)	(7,568)	4,323	2,669	2,854

Rest of Europe	-	(456)	(872)	-	1,712	3,217
North America	-	(4,500)	(7,626)	-	2,353	6,282

Discontinued operations	-	(4,956)	(8,498)	-	4,065	9,499

	(1,699)	(9,225)	(16,066)	4,323	6,734	12,353

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

2. TURNOVER AND SEGMENTAL INFORMATION (Continued)

Analysis of net assets/(liabilities) by geographical origin

	2004	2003	2002
	£'000	£'000	£'000

United Kingdom	(67)	(87)	162
Rest of Europe	66	6	76
North America	265	94	(170)
Unallocated cash and loans at group level	980	(1,898)	(721)

Continuing operations	1,244	(1,885)	(653)

Rest of Europe	-	-	16
North America	-	-	3,063

Discontinued operations	-	-	3,079

	1,244	(1,885)	2,426

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

3. OPERATING LOSS

    (a)    This is stated after charging/(crediting):
	2004	2003	2002
	£'000	£'000	£'000

Auditors' remuneration – audit services
Audit services to UK group companies	75	69	66
Audit services to non-UK group companies	10	6	29
Auditors' remuneration – non-audit services
Taxation advisory services to UK group companies	25	31	46
Taxation advisory services to non-UK group companies	11	10	6
Transaction support relating to corporate disposals	-	24	-
Research and development expenditure	890	1,237	2,331
Grants and subsidies	-	-	(69)
Foreign exchange (gains)/losses	(24)	23	15
Amortization of goodwill	440	4,586	5,922
Depreciation of owned tangible fixed assets	119	573	1,280
Operating lease rentals - land and buildings	292	537	1,015
Operating lease rentals - equipment and vehicles	96	116	135

    (b)    Reconciliation of operating loss to net cash outflow from operating activities

	2004	2003	2002
	£'000	£'000	£'000

Operating loss	(1,699)	(9,225)	(16,066)
Depreciation	119	573	1,280
Amortization of goodwill	440	4,586	5,922
(Increase)/decrease in debtors	(659)	36	948
Decrease in creditors and provisions	(14)	(302)	(2,352)

Net cash outflow from operating activities	(1,813)	(4,332)	(10,268)

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

4. STAFF COSTS
	2004	2003	2002
	£'000	£'000	£'000

Wages and salaries	2,717	5,632	10,580
Social security costs	221	557	960
Other pension costs	66	96	231

	3,004	6,285	11,771

The fees and emoluments of all directors were as follows:

	2004	2003	2002
	£'000	£'000	£'000

Fees and emoluments	374	385	388
Pension contributions	11	11	16

	385	396	404

Pension contributions are to personal defined contribution schemes and have been made for three directors who served during the year. The emoluments of the highest paid director were as follows:

	2004	2003	2002
	£'000	£'000	£'000

Emoluments	113	111	118
Benefits	5	5	6
Pension contributions to defined contribution scheme	5	5	2

Total	123	121	126

The average monthly number of employees during the year was made up as follows:

	2004	2003	2002
	Number	Number	Number

Development and operations	28	75	151
Sales and management	30	48	81

	58	123	232

The staff costs and numbers of employees during the year include the executive directors.

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

5. INTEREST PAYABLE AND OTHER SIMILAR CHARGES
	2004	2003	2002
	£'000	£'000	£'000

Bank loans and overdrafts	54	54	155
Interest Free Mandatory Convertible Loan Stock	294	171	172

	348	225	327

The interest payable in respect of the Interest Free Mandatory Convertible Loan Stock includes a compensation payment of 7% of its nominal amount made pursuant to the reconstitution of the stock as referred to in Note 14.

6. TAXATION

(a) Tax on loss on ordinary activities

The tax credit is made up as follows:

	2004	2003	2002
	£'000	£'000	£'000

Research and development tax credits in respect of prior years	143	305	126

(b) Factors affecting current tax credit

The differences between the Group's expected tax credit, using the Group's standard corporation tax rate of 38% (2003: 39% and 2002: 38%), comprising the weighted average rates of tax payable across the Group, and the Group's current tax credit in each year are as follows:
	2004	2003	2002
	£'000	£'000	£'000

Loss on ordinary activities before tax	(1,956)	(5,806)	(16,179)

Expected tax credit on loss on ordinary activities before tax	746	2,264	6,148
Amortization and impairment charges in respect of goodwill	(167)	(1,789)	(2,250)
Shortfall of tax depreciation compared to book depreciation	(6)	(52)	(102)
Utilisation of tax losses against profit on disposal of operations	-	1,339	-
Losses in year not relievable against current tax	(573)	(1,762)	(3,796)
Research & development tax credits in respect of prior year	143	305	126

Actual current tax credit (see Note 6(a))	143	305	126

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

6. TAXATION (Continued)

(c) Deferred taxation

The Group has an unrecognized deferred tax asset arising from its unrelieved trading losses, which has not been recognized owing to uncertainty as to the level and timing of taxable profits in the future.

The unrecognized deferred tax asset is made up as follows:

	2004	2003	2002
	£'000	£'000	£'000

Shortfall of tax depreciation compared to book depreciation	162	156	104
Unrelieved trading losses	20,195	20,311	20,888

Unrecognized deferred tax asset	20,357	20,467	20,992

At December 31, 2004, tax losses estimated at £53 million were available to carry forward by the Group, arising from historical losses incurred. These losses represent a potential deferred tax asset of £20.2 million. £12.4 million of the tax losses, and £5.4 million of the potential deferred tax asset, relate to pre-acquisition losses of Sopheon Corporation Minnesota and to Orbital Software Inc. The future utilization of these losses may be restricted under section 382 of the US Internal Revenue Code, whereby the ability to utilize net operating losses arising prior to a change of ownership is limited to a percentage of the entity value of the corporation at the date of change of ownership.

Under Financial Reporting Standard 19, the unrecognized deferred tax asset in respect of trading losses can only be recognized to the extent that it is regarded as more likely than not that it will be recovered.

7. loss per ordinary share

The calculation of basic loss per ordinary share is based on a loss of £1,821,000 (2003 - £5,501,000 and 2002 - £16,053,000), and on 114,882,751 (2003 - 87,274,941 and 2002 - 82,669,430) ordinary shares, being the weighted average number of ordinary shares in issue during the year, including 8,085,249 ordinary shares representing the weighted average effect of the reconstitution of the Group's convertible loan note (see Note 14).

The loss attributable to ordinary shareholders and the weighted average number of ordinary shares for the purpose of calculating the diluted loss per ordinary share are identical to those used for calculating the basic loss per ordinary share. This is because the exercise of share options would have the effect of reducing the loss per ordinary share and is therefore not dilutive under the terms of Financial Reporting Standard 14.

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

8. INTANGIBLE FIXED ASSETS
Goodwill
£'000
Cost
At January 1, 2003	38,260
Disposal of operations	(20,714)

At December 31, 2003 and 2004	17,546

Amortization
At January 1, 2003	33,169
Provided during the year	4,651
Disposal of operations	(20,714)

At December 31, 2003	17,106
Provided during year	440

At December 31, 2004	17,546

Net book value
At December 31, 2004	Nil

At December 31, 2003	440

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

9. TANGIBLE FIXED ASSETS
	Computer Equipment	Furniture & fittings	Internet Portals	Total
	£'000	£'000	£'000	£'000
Cost
At January 1, 2003	2,644	462	761	3,867
Additions	19	8	-	27
Disposals	(78)	(12)	-	(90)
Disposal of operations	(1,027)	(123)	(737)	(1,887)
Exchange adjustments	(1)	(2)	(24)	(27)

At December 31, 2003	1,557	333	-	1,890
Additions	39	3	-	42
Exchange adjustments	(27)	(6)	-	(33)

At December 31, 2004	1,569	330	-	1,899

Depreciation
At January 1, 2003	2,051	366	550	2,967
Provided during the year	402	51	120	573
Disposals	(78)	(12)	-	(90)
Disposal of operations	(968)	(110)	(649)	(1,727)
Exchange adjustments	(6)	(1)	(21)	(28)

At December 31, 2003	1,401	294	-	1,695
Provided during the year	113	6	-	119
Exchange adjustments	(19)	(6)	-	(25)

At December 31, 2004	1,495	294	-	1,789

Net book value
At December 31, 2004	74	36	-	110

At December 31, 2003	156	39	-	195

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

10. BUSINESS COMBINATIONS

Disposals of operations

a)    On July 1, 2003 the Group completed the disposal of the IM division of Sopheon Corporation Minnesota. The disposal is analyzed as follows:
Net liabilities disposed of:	£'000

Fixed assets	50
Debtors	857
Creditors and accruals	(832)
Deferred revenue	(1,117)

(1,042)
Profit on disposal	3,042

2,000

Satisfied by:

Cash	1,750
Further amounts due from purchaser	250

2,000

The further amounts due from purchaser are subject to final agreement of terms reached in principle regarding payment of earn-outs and escrow balances that comprise securities subject to fluctuations in market value, including 388,350 Sopheon shares which were issued to the purchaser, FIND/SVP Inc., on July 4, 2003 (as referred to in Note 16).

In the period to July 1, 2003, the IM division of Sopheon Corporation Minnesota contributed £265,000 to the Group's operating loss and £145,000 to the Group's operating cash outflow. The tax effect of disposals is set out in Note 6.

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

10. BUSINESS COMBINATIONS (Continued)

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

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

11. DEBTORS
	2004	2003
	£'000	£'000

Trade debtors	1,594	589
Other debtors	153	320
Prepayments and accrued income	154	250

	1,901	1,159

12. NOTES TO STATEMENT OF CASH FLOWS

(a)    Reconciliation of net cash flow to movement in net funds/(debt)

	2004	2003	2002
	£'000	£'000	£'000

Increase)/(decrease) in cash	62	(543)	(1,803)
Decrease/(increase) in overdrafts and lines of credit	35	785	(318)

Net increase/(decrease) in cash and cash equivalents	97	242	(2,121)
Repayment of term loans	11	-	51
Cash inflow/(outflow) from change in liquid resources	271	(1,934)	(8,186)

Change in net debt resulting from cash flows	379	(1,692)	(10,256)
Conversion of convertible loan stock	1,065	26	-
Reclassification of convertible loan stock as equity	1,509	-	-
Exchange adjustments	10	5	80
Allocation of convertible loan stock issue costs	(13)	(18)	(16)

Movement in net funds/(debt)	2,950	(1,679)	(10,192)

Net(debt)/funds at January 1	(1,868)	(189)	10,003

Net funds/(debt) at December 31	1,082	(1,868)	(189)

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

12. NOTES TO STATEMENT OF CASH FLOWS (Continued)

(b)    Analysis of changes in net funds/(debt)
	Cash at bank	Short-term deposits /liquid resources	Overdrafts and lines of credit	Convertible loan stock	Term loans	Total
	£'000	£'000	£'000	£'000	£'000	£'000

At January 1, 2002	2,561	10,783	(709)	(2,553)	(79)	10,003
Cash flow	(1,803)	(8,186)	(318)	-	51	(10,256)
Exchange adjustment	-	-	80	-	-	80
Allocation of issue costs	-	-	-	(16)	-	(16)

At December 31, 2002	758	2,597	(947)	(2,569)	(28)	(189)
Cash flow	(543)	(1,934)	785	-	-	(1,692)
Conversion of loan stock	-	-	-	26	-	26
Exchange adjustment	-	-	5	-	-	5
Allocation of issue costs	-	-	-	(18)	-	(18)

At December 31, 2003	215	663	(157)	(2,561)	(28)	(1,868)
Cash flow	62	271	35	-	11	379
Conversion of loan stock	-	-	-	1,065	-	1,065
Reclassification of loan stock as shareholders' funds	-	-	-	1,509	-	1,509
Exchange adjustment	-	-	10	-	-	10
Allocation of issue costs	-	-	-	(13)	-	(13)

At December 31, 2004	277	934	(112)	-	(17)	1,082

13. CREDITORS: amounts falling due within one year

	2004	2003
	£'000	£'000

Overdrafts and bank lines of credit	112	157
Current installments due on bank loan	17	28
Trade creditors	234	404
Other taxes and social security costs	176	94
Accruals and deferred income	1,325	1,147
Other creditors	114	166

	1,978	1,996

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

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

14. CREDITORS: amounts falling due after more than one year

	2004	2003
	£'000	£'000

Convertible Unsecured Loan Stock 2005	-	2,561

£2.6 million nominal of 6% Convertible Unsecured Loan Stock 2005 (the "Stock"), with 557,143 detachable warrants to subscribe for Sopheon shares, was issued at par on June 20, 2001. The detachable warrants expired unexercised on June 19, 2003. The Stock is convertible into ordinary Sopheon shares any time prior to maturity. During 2004 holders of £1,065,000 nominal of the Stock exercised rights of conversion into Sopheon ordinary shares. The nominal amount outstanding at December 31, 2003 is shown net of issue costs of £13,000 allocated to future periods.

On July 14, 2004, the holders of the Stock approved a resolution to reconstitute the stock such that, subject to the group continuing to meet key solvency tests, the Stock is no longer repayable at par on maturity but will automatically convert on December 31, 2005 into Sopheon ordinary shares at the conversion rate of 12p nominal of the Stock per Sopheon share. The resolution also provided that the Stock is no longer interest bearing. On reconstitution, the Stock was renamed "Interest Free Mandatory Convertible Loan Stock". The solvency tests include the Company being unable, for the purposes of Section 123 of the Insolvency Act 1986, to pay its debts as they fall due; the appointment of an administrator, receiver, liquidator, trustee or similar officer; or the Company ceasing to carry on business as a going concern. As consideration for the forgoing of interest and repayment rights, stockholders received a compensation payment of 7% of the nominal value of the Stock on August 2, 2004. Following the modifications to the Stock, the instrument has been reclassified as part of equity shareholders' funds in Sopheon's balance sheet. Accordingly, an amount of £1,509,000, representing the nominal amount of the Stock outstanding at December 31, 2004, |has been transferred to equity shareholders' funds as shown in Note 17.

In the event that prior to the date of conversion of the Stock the company makes an offer of shares by way of rights issue, placing, open offer or similar issue at a price less than the conversion rate of 12p per share, the conversion rate shall be adjusted to the offer price or to the par value of 5p per share, whichever is the greater.

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

15. OBLIGATIONS UNDER LEASES

The Group had no amounts due under finance leases and hire purchase contracts.

At December 31, 2003 and 2004 the Group had annual commitments under operating leases as set out below:
	Land & buildings	Other	Land & buildings	Other
	2004	2004	2003	2003
	£'000	£'000	£'000	£'000
Operating leases which expire:
within one year	210	17	102	45
in two to five years	120	81	261	36

Totals	330	98	363	81

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

16. SHARE CAPITAL
Authorized	2004	2003	2002

Number of shares
Ordinary shares of 5p each	175,000,000	125,000,000	125,000,000

£
Ordinary shares of 5p each	8,750,000	6,250,000	6,250,000

Allotted, called up and fully paid	2004	2003	2002

Number of shares
Ordinary shares of 5p each	115,871,082	96,410,019	82,933,309

£
Ordinary shares of 5p each	5,793,554	4,820,501	4,146,665

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

16. SHARE CAPITAL (Continued)

On October 22, 2003, 8,333,334 ordinary shares were issued for cash at 12p per share by way of a share placing to raise £960,000 net of expenses.

On November 20, 2003, 100,000 ordinary shares were issued on conversion of £12,000 nominal of 6% Convertible Loan Stock 2005.

On December 23, 2003, the Company announced that it had entered into a definitive agreement with GEM for a €10 million equity line of credit facility. The agreement takes the form of a subscription and share lending agreement (the "Agreement") such that the Company may, at its option within the terms of the Agreement, require GEM to subscribe for Sopheon shares at a 10% discount to the average market bid price for the 15 days preceding the issue, up to an aggregate of €10 million over the two-year life of the Agreement. GEM's obligation to subscribe for shares is subject to certain restrictions including the prevailing trading volumes of Sopheon shares on the Euronext stock exchange. In all other respects the Company will remain in control of the amount and timing of any subscription under the equity line and is under no obligation to use the facility at any point during the term.

On January 23, 2004, 70,000 ordinary shares were issued on conversion of £8,400 nominal of 6% Convertible Loan Stock 2005.

On January 26, 2004, 3,600,000 ordinary shares were issued for cash at 23p per share by way of a share placing to raise £810,000 (net of expenses).

On February 18, 2004, 17,440 ordinary shares were issued for cash at 8.6p per share pursuant to the exercise of share options and 130,000 ordinary shares were issued on conversion of £15,600 nominal of 6% Convertible Loan Stock 2005.

On March 3, 2004, 2,000,000 ordinary shares were issued for cash at 31p per share under the equity line of credit arrangement with GEM to raise £578,000 (net of expenses).

On March 10, 2004, 4,360 ordinary shares were issued for cash at 8.6p per share pursuant to the exercise of a share option.

On April 30, 2004, 125,820 ordinary shares were issued for cash at 14.75p per share and 66,500 at 16.25p per share pursuant to the exercise of share options and 136,006 ordinary shares were issued on conversion of £16,321 nominal of 6% Convertible Loan Stock 2005.

On June 25, 2004, 4,651,163 ordinary shares were issued for cash to Norman Nominees at 21.5p per share by way of a share placing to raise £1,000,000 in working capital. On the same date, at the Annual General Meeting of the Company, shareholders approved a resolution to increase the authorized capital of the Company to £8,750,000 by the creation of 50,000,000 new ordinary shares of 5p each.

On July 22, 2004, 4,166,667 ordinary shares were issued on conversion of £500,000 nominal of 6% Convertible Loan Stock 2005.

On September 3, 2004, 208,333 ordinary shares were issued on conversion of £25,000 nominal of 6% Convertible Loan Stock 2005 and 45,941 ordinary shares were issued for cash at 14.75p per share and 33,000 at 16.25p per share pursuant to the exercise of share options.

On October 8, 2004, 17,500 ordinary shares were issued for cash at 14.75p per share and 21,666 at 16.25p per share pursuant to the exercise of share options.

On November 11, 2004, 4,166,667 ordinary shares were issued on conversion of £500,000 nominal of 6% Convertible Loan Stock 2005.

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

16. SHARE CAPITAL (Continued)

Contingent rights to subscribe for Sopheon shares

On June 19, 2001, the Company issued £2.6 million of Convertible Unsecured Loan Stock (the "Stock") with 557,143 detachable warrants to subscribe for Sopheon shares. In accordance with the terms of the Stock, on June 16, 2003 the conversion rate was adjusted to 12p per share, following the cash placing of new shares in the market at 12p per share on that date. The warrants expired unexercised on June 19, 2003. At December 31, 2004, £1,509,000 nominal value of the Stock remained outstanding, which on full conversion would result in the issue of 12,572,326 Sopheon ordinary shares.

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

At the Annual General Meeting held on June 25, 2004, shareholders approved a maximum of 10,000,000 Sopheon ordinary shares over which options could be granted under any employee share option scheme.

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

16. SHARE CAPITAL (Continued)

A summary of options granted under the share option schemes at December 31, 2004 is set out below.

			Exercise Period
Year of grant	Number	Exercise Price (£)	From	To

1996	40,000	0.2000	08-28-96	07-21-06
1999	10,000	1.4150	01-20-02	01-20-09
1999 (1)	42,500	1.5000	04-28-00	04-28-09
1999 (1)	52,500	1.5000	11-03-00	11-03-09
1999	10,000	1.5000	11-03-02	11-03-09
1999 (2)	100,000	1.5000	11-22-02	11-22-09
2000 (1)	7,000	5.7900	01-24-01	01-24-10
2000	3,000	6.0725	01-25-01	01-25-10
2000 (1)	10,000	9.6000	02-08-01	02-08-10
2000 (1)	8,500	4.9500	06-28-01	06-28-10
2000 (1)	25,000	5.0000	06-26-01	06-26-10
2000	14,000	4.9500	06-28-03	06-28-10
2000 (1)	30,196	4.2750	10-02-01	10-02-10
2000 (1)	5,000	3.7250	11-15-01	11-15-10
2000	5,000	1.6000	12-31-03	12-31-10
2000 (1)	8,996	1.6000	12-31-01	12-31-10
2001	72,500	0.7750	05-02-04	05-02-11
2001 (1)	92,604	0.7750	05-02-02	05-02-11
2001 (4)	11,508	0.0619	09-14-01	09-14-08
2002	320,000	0.1475	04-30-05	04-30-12
2002	239,750	0.1475	04-30-02	04-30-07
2002 (2)	1,032,110	0.1475	04-30-02	04-30-12
2003 (2)	20,000	0.1475	07-07-03	07-07-13
2003 (3)	585,000	0.1625	11-05-03	11-05-08
2003 (2) (3)	3,630,000	0.1625	11-05-03	11-05-13
2003 (3)	440,000	0.1625	11-05-06	11-05-13
2004 (2) (3)	180,000	0.2150	09-16-04	09-16-14
2004	100,000	0.2150	09-16-07	09-16-14

__________

(1)	One fourth of these options become exercisable each year starting on the date indicated. All other options become exercisable in full from the date indicated.
(2)	One third of these options are exercisable from the date of grant, one third from the first anniversary of the date of grant and one third from the second anniversary of the date of grant.
(3)	Includes options which are contingent upon certain performance targets.
(4)	Arising from options held by employees of Orbital Software Holdings plc and its subsidiaries and rolled over into Sopheon options.

Other share options

Fully vested options to subscribe for 718,292 Sopheon ordinary shares at prices between £1.84 and £5.15 were granted on September 15, 2000 as part of the consideration payable in respect of the acquisition of Teltech Resource Network Corporation. These options, with exercise dates between June 7, 2001 and July 31, 2010, are held by the vendors of Teltech. At December 31, 2004, 349,654 of such options had lapsed, 1,500 had been exercised, and 367,138 remained outstanding, in respect of which the aggregate exercise price was £0.8 million.

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

17. SHAREHOLDERS' FUNDS
	Share capital	Shares to be issued	Share Premium Account	Merger reserve	Other reserves	Profit & Loss Account
	£'000	£'000	£'000	£'000	£'000	£'000

At January 1, 2002	4,116	465	45,372	18,384	5,455	(55,427)
Arising on share issues	31	-	8	-	-	-
Lapsing of share options	-	-	-	-	(1,010)	1,010
Loss for the year	-	-	-	-	-	(16,053)
Exchange adjustment	-	-	-	-	-	75

At December 31, 2002	4,147	465	45,380	18,384	4,445	(70,395)
Arising on share issues	661	-	878	-	-	-
Exercise of share options and conversion of loan stock	13	-	162	-	(147)	-
Lapsing of share options	-	-	-	-	(134)	134
Disposal of subsidiary	-	(465)	-	(440)	-	440
Loss for the year	-	-	-	-	-	(5,501)
Exchange differences	-	-	-	-	-	88

At December 31, 2003	4,821	-	46,420	17,944	4,164	(75,234)
Arising on share issues	512	-	1,875	-	-	-
Exercise of share options and conversion of loan stock	461	-	654	-	-	-
Lapsing of share options	-	-	-	-	(7)	7
Reclassification of convertible loan stock as equity	-	1,509	-	-	-	-
Loss for the year	-	-	-	-	-	(1,821)
Exchange adjustment	-	-	-	-	-	(61)

At December 31, 2004	5,794	1,509	48,949	17,944	4,157	(77,109)

The reserve arising from issue of share options in connection with acquisitions was reduced during 2003 by £147,000 and reduced during 2002 by £1,010,000 as a result of the exercise of share options, and during 2003 by £134,000 and during 2004 by £7,000 as a result of the lapsing of share options due to option-holders ceasing to be employed by the Group.

The amount of £465,000 in respect of "Shares to be issued", representing deferred consideration in respect of the acquisition of Sopheon GmbH, to be satisfied by the issue of Sopheon shares to the vendors, has been written back on the disposal of Sopheon GmbH, due to the conditions for the payment thereof not having been met

Other reserves comprise:	2004	2003	2002
	£'000	£'000	£'000

Capital redemption reserve	2,884	2,884	2,884
Reserve arising from issues of share options in connection with acquisitions	1,273	1,280	1,561

	4,157	4,164	4,445

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

18. FINANCIAL INSTRUMENTS

Interest rate risk profile of financial liabilities

The financial liabilities of the Group at each year end are set out below.
	2004	2003
	£ '000	£ '000

Floating rate line of credit – US Dollar	108	155
Floating rate overdraft – Sterling	4	2
Floating rate loans – Sterling	17	28
Fixed rate 6% Convertible Loan Stock 2005	-	2,561

	129	2,746

Other than the Convertible Loan Stock 2005, which as explained in Note 14 is now non-interest bearing and has been reclassified as shareholders' funds, these financial liabilities bear interest rates that are based on local bank rates.

Interest rate risk profile of financial assets

The financial assets of the Group at each year-end comprise cash or cash deposits on money market deposit at call and monthly rates. The amounts were as follows
	2004	2003
	£ '000	£ '000
Floating rate
Sterling	638	663
Euro	342	-

	980	663
Non-interest bearing
Sterling	1	38
US Dollar	186	150
Euro	44	27

	231	215

Total financial assets	1,211	878

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

18. FINANCIAL INSTRUMENTS (Continued)

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

	Net foreign currency monetary assets

	US Dollar	Euro	Total
	£'000	£'000	£'000

2003 Sterling	9	-	9
2004 Sterling	-	342	342

Maturity of financial liabilities

The maturity profile and interest rates of the Group's financial liabilities at each relevant period or year-end is as set out in Notes 13 and 14.

Borrowing facilities

The Group had no undrawn committed facilities available at each relevant period or year end, apart from its US$ line of credit (referred to in Note 13).

Fair values of financial assets and liabilities

The fair values of financial assets and liabilities are set out below. The directors consider that there were no material differences between the book values and fair values of all the Group's financial assets and liabilities at each year-end.

	Book value and fair value

	2004	2003
	£ '000	£ '000

Cash and short-term deposits	1,211	878
Bank overdrafts and lines of credit	(112)	(157)
Current installments on bank loans	(17)	(28)
Convertible Loan Stock 2005	-	(2,561)

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

19. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom ("U.K. GAAP"), which differ from generally accepted accounting principles in the United States ("U.S. GAAP").

The following is a summary of the adjustments to the loss for the year and shareholders' funds/(deficit) which would have been required if U.S. GAAP had been applied instead of U.K. GAAP.

a)    Convertible loan stocks with detachable warrants

Under UK GAAP, the accounting for loan stock with a non-detachable conversion feature should not anticipate conversion and, accordingly, no fair value is attributed to the conversion feature. Where loan stocks are issued with detachable warrants, US GAAP requires the proceeds of the issue to be allocated between the debt and the warrants. Under US GAAP a fair value would be attributed to the warrants and the Black Scholes model has been used for this purpose.

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

The fair value of the detachable warrants at June 19, 2001 was computed as £156,000 and under US GAAP the resulting discount on issuance of the convertible loan would have been amortized over the original two-year life of the underlying convertible loan. As a result, a charge of £73,000 would have arisen under US GAAP in the year ended December 31, 2002. Other assumptions used in the Black Scholes model were an expected life of 1.5 years, a risk-free interest rate of 5.24% and a volatility of 104%.

The terms of the Convertible Loan Stock were modified on July 14, 2004, as set out in Note 14 above, which under UK GAAP have resulted in the nominal amount of £1,509,000 outstanding at December 31, 2004 being reclassified as part of equity shareholders' funds. This treatment is also consistent with the provisions of the US Financial Accounting Standard 150 and, accordingly, no further adjustment or reclassification is required for US GAAP purposes.

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

19. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

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

For UK GAAP purposes, the entire excess of the purchase price over the net assets acquired is treated as goodwill. For US GAAP purposes, a proportion of the excess purchase price would be allocated to identifiable intangible assets.

i)    Acquisition of Teltech Resource Network Corporation ("Teltech")

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

For UK GAAP purposes, the excess of the purchase price over the net deficiency acquired of £28,823,000 was treated as goodwill. For US GAAP purposes, part of the excess would have been allocated to identifiable intangible assets. The analysis of this allocation, together with the estimated useful lives to be applied for amortization purposes, based on an independent third-party valuation, is as follows:

Category	Allocation	Estimated
	£'000	Life (Years)

Assembled workforce	2,469	3
Customer list	8,025	3
Patented technology	926	5
In process research and development	494	Immediate write off
Goodwill	36,868	3

Total	48,782

The effect of the increase in the purchase price and the allocation of purchase price to intangible assets required for US GAAP purposes was to increase the amortization charged, as compared with that charged for UK GAAP purposes, by £2,399,000 on goodwill and £3,599,000 on other intangible assets in the year ended December 31, 2001. As a result of an impairment review as at December 31, 2001, the value of goodwill relating to Teltech was reduced to £9,678,000 for the purposes of UK GAAP and the value of goodwill and identifiable intangible assets would have been reduced to £7,840,000 and £1,838,000, respectively, under US GAAP. Furthermore, under US GAAP, as described in paragraph (v) below, the residual value attributable to the assembled workforce of £445,000 at January 1, 2002 would have been subsumed within goodwill.

Following the impairment reviews in 2001, under UK GAAP, goodwill amortization was £5,530,000 in 2002 and £4,148,000 in 2003, whereas under US GAAP no goodwill amortization would have been charged in either of 2002 or 2003 (in accordance with FAS 142 as referred to in paragraph (v) below). However, under US GAAP amortization charges in respect of identified intangible assets would have amounted to £949,000 in 2002 and £441,000 in 2003. In addition, under US GAAP a further impairment charge in respect of goodwill of £4,914,000 would have arisen in 2002.

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

19. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

At December 31, 2002, under US GAAP, identifiable intangible assets attributable to the customer list and the patented technology would have been stated at cost of £1,664,000 (following the impairment review in 2001) less amortization of £884,000.

In the year ended December 31, 2003, as a result of the disposal of Teltech's IM business to FIND/SVP Inc., which transaction was closed on July 4, 2003, the remaining unamortized amounts attributable to identifiable intangible assets under US GAAP, which were effectively acquired by the purchaser, would have been written off in arriving at the profit on disposal of operations. Accordingly, at December 31, 2003 and December 31, 2004 the residual value attributable to the Teltech identifiable intangible assets under US GAAP would have been nil.

Under US GAAP, the residual Teltech goodwill, following the impairment charges in 2001 and 2002, all of which was considered to be attributable to the continuing BPS business, at December 31, 2003 amounted to $3,499,000 (equivalent to £1,961,000 at the exchange rate prevailing on December 31, 2003). No impairment charge in respect of this goodwill would have been required under US GAAP at December 31, 2003.

Under UK GAAP, the goodwill amortization charge relating to Teltech goodwill in 2003 was £4,148,000, which had the effect of fully amortizing the remainder of the Teltech goodwill over its estimated three-year economic life. Thus, under UK GAAP throughout 2004 the net value attributable to Teltech goodwill was nil.

Under US GAAP, the residual Teltech goodwill, attributable to the continuing BPS business, at December 31, 2004 of $3,499,000 (equivalent £1,826,000 at the exchange rate prevailing on December 31, 2004) would be subject to review for impairment at that date. On reviewing the value of the residual goodwill deriving from the Teltech acquisition in 2000, taking into account the subsequent disposal of the IM division to FINDS/SVP Inc., under US GAAP a further impairment charge of $3,499,000 (£1,826,000) would have been made at December 31, 2004, recognizing that the residual element of the goodwill acquired with the acquisition of Teltech no longer had any significant commercial value.

ii)    Acquisition of Sopheon GmbH

The acquisition of Sopheon GmbH (the technology and information services division of Aventis Research & Technologies) became unconditional on June 28, 2001 on which date the closing market value of Sopheon shares, which is used for UK GAAP purposes, was 58.5p. The acquisition was announced on June 26, 2001. For US GAAP purposes, Sopheon shares would have been valued at 58p, based on the market prices during the period covering a few days around the announcement date. Under UK GAAP, the purchase price included an amount of £465,000 in respect of contingent deferred consideration, comprising equity securities of Sopheon plc which would fall to be issued to the vendor if certain profit targets were met. Under US GAAP, such contingent consideration would not have been recognized in computing the purchase price until the contingency was resolved.

The acquisition of Sopheon GmbH gave rise to negative goodwill of £332,000 for the purposes of UK GAAP to be amortized over its estimated economic life of three years, giving rise to amortization credits of £55,000, £111,000 and £65,000 in the years ended December 31, 2001, 2002 and 2003, respectively. Under US GAAP, the excess of the cost of acquiring Sopheon GmbH over the sum assigned to the assets and liabilities acquired would have been allocated as a reduction to all the acquired assets except current assets. Any excess remaining after reducing the assigned assets would have been recognized as an extraordinary gain. In this instance, for the purposes of US GAAP, the value attributed to the tangible fixed assets of Sopheon GmbH on acquisition would have been reduced to nil, and an excess of £495,000 would have been recognized as an extraordinary gain in the year ended December 31, 2001. Depreciation charges under UK GAAP in respect of tangible fixed assets acquired with Sopheon GmbH amounting to £55,000, £111,000 and £65,000 in the years ended December 31, 2001, 2002 and 2003, respectively, would not have arisen under US GAAP.

The Group divested its interest in Sopheon GmbH in August 2003 for a nominal consideration. Under UK GAAP, the contingent deferred consideration of £465,000, which did not become payable, was written back and the unamortized amount of negative goodwill was written off in arriving at the surplus on disposal.

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

19. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

iii)    Acquisition of Orbital Software Holdings plc ("Orbital")

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

For UK GAAP purposes, the excess of the purchase price of £13,096,000 over the net assets acquired of £11,587,000 was treated as goodwill. For US GAAP purposes, part of the excess would have been allocated to identifiable intangible assets. The analysis of this allocation is set out below. In accordance with US GAAP, the goodwill arising on the acquisition of Orbital Software Holdings plc would not be amortized (FAS 142 on acquisitions post June 30, 2001).

Category	Allocation £'000	Estimated Life (years)

Customer list	385	3
Current technology	1,515	3
Goodwill	2,860

Total	4,760

As a result of the difference in accounting for the cost of the acquisition under UK GAAP and US GAAP and the allocation under US GAAP of part of the purchase price to intangible assets, the following differences arise:

Under UK GAAP, goodwill amortization was £503,000 in 2002, £503,000 in 2003 and £440,000 in 2004, whereas under US GAAP no goodwill amortization would have been charged in any of the years 2002, 2003 and 2004 (in accordance with FAS 142 as referred to in paragraph (v) below).

However, under US GAAP, amortization charges in respect of identified intangible assets would have amounted to £633,000 in 2002, £523,000 in 2003 and £480,000 in 2004. In addition, under US GAAP, an impairment charge in respect of goodwill of £2,839,000 and a further impairment charge in respect of identified intangible assets of £211,000 would have arisen in 2002.

At December 31, 2004, under US GAAP, the identifiable intangible assets acquired with the Orbital acquisition would have been fully amortized in accordance with their estimated useful lives with a resultant carrying value of nil. This would represent an adjusted cost of £1,003,000 (2003: £1,003,000), following the impairment review in 2002, less accumulated amortization of £1,003,000 (2003: £523,000). The value attributable under US GAAP to the Orbital goodwill would be nil in 2003 and 2004 due to the impairment charge that arose in 2002.

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

19. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

iv)    Goodwill impairment charge

Under both UK GAAP and US GAAP the value of goodwill should be reviewed if there has been a change of circumstances, which suggests that the carrying value of that asset may not be recoverable.

No impairment charge was required under UK GAAP following an impairment review as of December 31, 2002 and 2003. However, under US GAAP impairment charges would have been required to be made in 2002 amounting to £4,914,000 in respect of Teltech goodwill, £2,839,000 in respect of Orbital goodwill and £211,000 in respect of Orbital other intangible assets.

No impairment charge was required under UK GAAP following impairment reviews as of December 31, 2003 nor would any impairment charge have been required under US GAAP in 2003. Under UK GAAP goodwill was fully amortized as of December 31, 2004. Under US GAAP an impairment charge of £1,826,000 in respect of the residual Teltech goodwill, as referred to in paragraph (i) above, would have been required in 2004.

v)    Goodwill amortization

Under UK GAAP goodwill amortization was £6,033,000 in 2002, £4,651,000 in 2003 and £440,000 in 2004, resulting in the full amortization at December 31, 2004 of all goodwill, in accordance with its estimated useful life.

In accordance with FAS 142, goodwill would not be amortized under US GAAP, but the carrying value of goodwill would be reviewed annually for impairment. As indicated in paragraph (iv) above, further impairment charges would have been required at December 31, 2002 under US GAAP in respect of goodwill and intangible assets of £7,753,000 and £211,000, respectively. No impairment charges would have arisen in 2003. In 2004 an impairment charge in respect of goodwill of £1,826,000 would have been required under US GAAP.

Under US GAAP, the reduced carrying value of goodwill or an intangible asset following an impairment review would be accounted for as its new cost, whereas under UK GAAP the impairment is classified as additional amortization and, accordingly, the historical cost is not reduced. Consequently, under UK GAAP, goodwill at December 31, 2004 would be presented at its original historical cost of £17,546,000 (2003: £17,546,000) less accumulated amortization and impairment charges of £17,546,000 (2003: £17,106,000). Under US GAAP, cost of goodwill would be stated at December 31, 2004 at nil value (2003: £1,961,000) following the impairment review at that date, as referred to in paragraph (i) above.

Also under US GAAP, on adoption of FAS 142, any residual amount attributable to the value of an assembled workforce would be subsumed into goodwill.

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

19. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

vi)    Profit on disposal of operations

There are differences between US GAAP and UK GAAP in the accounting for the disposals of Teltech's IM division and Sopheon GmbH, both of which took place in the year ended December 31, 2003. Under UK GAAP, the profit on disposal of operations in 2003 was £3,568,000, representing the net proceeds receivable plus the amounts of net liabilities assumed by the purchasers, together with (in the case of Sopheon GmbH) the write-back of contingent deferred consideration of £465,000 and the write-off of unamortized negative goodwill of £101,000. Under US GAAP, the profit on disposal of operations in 2003 would have been £2,760,000, representing the net proceeds receivable plus the amounts of net liabilities assumed by the purchasers, less (in the case of the disposal of Teltech) the unamortized amount of £326,000 attributable to the intangible assets effectively acquired by the purchaser. In the case of Sopheon GmbH, under US GAAP the net liabilities assumed by the purchaser would have been higher by £84,000 than under UK GAAP because under US GAAP the value of the fixed assets at the time of acquisition would have been reduced to nil as explained in paragraph (ii) above.

Under UK GAAP, as disclosed in Note 8, the goodwill attributable to Teltech's IM division, which amounted at cost to £20,714,000 and at the date of disposal had been fully amortized, was eliminated from both cost of goodwill and accumulated goodwill amortization. Under US GAAP the goodwill attributable to Teltech's IM division at the date of disposal would have been stated at a cost of nil, following the impairment charge in 2002.

c)    Foreign currency assets

The Group treats goodwill arising on acquisitions of overseas subsidiaries as a sterling asset. Under US GAAP goodwill arising on overseas acquisitions is treated as a currency asset and is subject to the impact of foreign currency movements, For the purposes of US GAAP for the year ended December 31, 2004 a foreign exchange loss of £135,000 (2003: loss £272,000 and 2002: loss £860,000) in respect of the goodwill and other intangibles arising on the acquisition of Teltech, would be reflected in the consolidated statement of comprehensive loss.

d)    Stock based compensation

For US GAAP purposes, the Company would have elected to follow APB Opinion No. 25 "Accounting for Stock Issued to Employees", in accounting for employee stock options. Under APB Opinion No. 25, because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense would have been recognized in the financial statements under US GAAP.

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

19. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

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

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

19. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

f)    Income

The effect of the adjustments to loss for the year which would be required if US GAAP were to be applied instead of UK GAAP is summarized as follows:
	Note	2004		2003		2002
		£'000		£'000		£'000

Loss for the year as reported in the consolidated profit and loss account in accordance with UK GAAP		(1,821)		(5,501)		(16,053)

Adjustments:
Tangible fixed assets depreciation adjustment	19(b)(ii)	-		55		131
Amortization of goodwill	19(b)(i),(iii)and (v)	440		4,651		6,033
Amortization of negative goodwill	19(b)(ii)	-		(65)		(111)
Amortization of other intangible assets	19(b)(i) & (iii)	(480)		(964)		(1,582)
Impairment charge - goodwill	19(b)(iv)	(1,826)		-		(7,753)
Impairment charge - other intangible assets	19(b)(iv)	-		-		(211)
Interest payable and similar charges	19(a)	-		-		(73)
Profit on disposal of operations	19(b)(vi)	-		(808)		-

Net loss as adjusted to accord with US GAAP		(3,687)		(2,632)		(19,619)

Comprising:
Loss from continuing operations		(3,687)		(4,132)		(13,502)
Income/(loss) from discontinued operations
Loss from operations		-		(1,260)		(6,117)
Gain on sale		-		2,760		-

Net loss as adjusted to accord with US GAAP		(3,687)		(2,632)		(19,619)

Loss per share (basic and diluted)

Loss from continuing operations		(3.2	)p	(4.7	)p	(16.4	)p
Income/(loss) from discontinued operations				1.7	p	(7.4	)p

Net loss		(3.2	)p	(3.0	)p	(23.8	)p

Shares used in computing amounts per share		114,882,751		87,274,941		82,669,430

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

19. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

g)    Consolidated Statement of Comprehensive Loss

Comprehensive loss under US GAAP is as follows:

	2004	2003	2002
	£'000	£'000	£'000

Net loss in accordance with US GAAP	(3,687)	(2,632)	(19,619)
Exchange differences on re-translation of net assets and results of subsidiary undertakings	(196)	(184)	(785)

Comprehensive loss in accordance with US GAAP	(3,883)	(2,816)	(20,404)

 h)    Shareholders' funds

The effect of the adjustment to shareholders' funds/(deficit) which would be required if US GAAP were to be applied instead of UK GAAP is summarized as follows:

	Note	2004	2003
		£'000	£'000

Shareholders' funds/(deficit) as reported in the consolidated balance sheet under UK GAAP		1,244	(1,885)

Adjustments:
Fixed assets
Intangible assets – goodwill	19(b)(v)
-Cost		(17,546)	(15,585)
-Amortization		17,546	17,106

Intangible assets – other	19(b)(iii)
-Cost		1,003	1,003
-Amortization		(1,003)	(523)

Shareholders' equity as adjusted to accord with US GAAP		1,244	116

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

19. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

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

The categories of cash flow under US GAAP can be summarized as follows:

	2004	2003	2002
	£'000	£'000	£'000

Cash outflow from operating activities	(2,006)	(4,171)	(10,129)
Cash (outflow)/inflow from investing activities	(42)	1,004	(86)
Cash inflow from financing activities	2,381	690	226

Increase/(decrease) in cash and cash equivalents	333	(2,477)	(9,989)
Cash and cash equivalents at beginning of year	878	3,355	13,344

Cash and cash equivalents at end of year	1,211	878	3,355

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

19. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

k)    Impact of new accounting standards

New accounting standards that are expected to have a material effect on Sopheon's financial statements as prepared under UK GAAP, and also to the reconciliation to US GAAP, are summarized below.

UK GAAP

FRS20 Share-based Payment: This standard will apply to Sopheon's financial statements for 2006 and will require Sopheon to recognize as an expense in its financial statements the fair value of share-based payments, with a corresponding credit to equity. This is expected to result in a significant additional charge to the profit and loss account, but will have no effect on reported net assets. In the case of options granted to employees, which is expected to be by far the largest category of such payments, the fair value is to be calculated using the most appropriate of a number of industry standard valuation techniques. Examples include the Black-Scholes and the Binomial option pricing models. Broadly, the fair value computed is expensed over the period in which the underlying option vests. The impact of adoption of FRS20 has not been predicted at this time in part because it will depend on levels of options granted in the future.

The other new UK standards listed below are expected to result in additional or modified disclosure, but are not expected to have a material quantitative effect on financial statements.

FRS22 Earnings Per Share: This standard will apply to Sopheon's financial statements for 2005 and relates to the method of disclosure of earnings per share, including disclosure of earnings per share for total and for continuing operations, and including the dilutive effect of potential ordinary shares.

FRS23 The Effects of Changes in Foreign Exchange Rates: This standard will apply to Sopheon's financial statements for 2005 and provides that entities should measure their financial statements in the functional currency (i.e. the currency of the primary economic environment in which the entity operates) and may then translate the financial statements into the currency in which the entity's financial statements are to be presented.

FRS25 Financial Instruments Disclosure and Presentation and FRS 26 Financial Instruments Measurement: These standards will apply to Sopheon's financial statements for 2005 and contain requirements as to qualitative and quantitative disclosures and presentation in respect of financial instruments issued by it.

US GAAP

FASB Statement 123 (Revised): This standard will apply to Sopheon's US GAAP reconciliation for 2005 and will require Sopheon to recognize as an expense in its financial statements the fair value of share-based payments. As permitted by Statement 123, the Company currently accounts for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, similar to under UK GAAP with FRS20 as described above, the adoption of Statement 123(R)'s fair market value method will have a significant impact on result of operations, although it will have no impact on the net asset position.